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03022599

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Public Power Corp. S.A.

*CURRENT ADDRESS



PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34707 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03



PUBLIC POWER CORPORATION S.A.

REPORT FOR THE PERIOD
1.1.2001 - 31.12.2002

May 2003

PPC S.A.

TECHNICAL DATA 2002

- 11,739 MW capacity
- 48.9 TWh in 2002 (generated 97% of total electricity in Greece)
- Second largest lignite producer in the EU (c. 70 million tonnes in 2002)
- 10,330 km of transmission lines in the interconnected system – Four interconnectors with neighbouring countries, and two under development
- 200,192 km of distribution lines
- 6.7 million retail customers and 7,300 medium- and high-voltage customers
- 277 customer service offices

FINANCIAL DATA 2002
(According to IFRS)

- Total Assets: € 10.5 billion
- Market Capitalisation: € 3.1 billion
- Revenues: € 3.4 million
- EBITDA: € 1,028 million
- Profit before Taxes*: € 593 million
- 28,795 Employees

* before extra depreciation from assets revaluation

PPC today

- Société Anonyme, focused, vertically-integrated electric utility company with clear objectives and strategy and new organisational structure
- One of the largest Greek companies, with a leading position in the Greek electricity market
- Generates and distributes electricity throughout Greece, covering all of the country's households and industrial premises
- Going through a restructuring phase, by successfully implementing its business plan and instilling a commercial culture
- Improves quality of customer by continually improving its offer
- Implementing consistent environmental policy

- Adopts advanced technologies
- Interconnections with other South-eastern European energy markets
- Expanding in new markets, such as telecommunications (Tellas)
- Following two successful public offerings, PPC is responding vigorously to the challenge of impending competition, achieving strong profitability and very good stock performance
- Reducing cost and operational expenses, improving productivity, and maximising shareholder value

SELECTED FINANCIAL AND OPERATING DATA

The following table shows selected financial data as at and for the three years ended 31st December, together with certain operating data. The financial data has been derived from our audited consolidated financial statements. Our balance sheets as at 31st December 2000, 2001 and 2002, and our related statements of operations and of cash flows for the three years ended 31st December (together with the related notes), each prepared in accordance with IFRS, are included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from Greek GAAP.

You should read this table in conjunction with the "Operating and Financial Review" and our audited consolidated financial statements, and the related notes included elsewhere in this annual report.

	Year ended 31st December, (euro thousands)		
	2000	**2001**	**2002**
Revenues	2,868,164	3,091,387	3,420,706
EBITDA	692,666	869,044	1,027,849
Profit before tax	65,655	398,503	592,932
Profit (loss) after tax	24,860	251,835	479,962
Total non-current assets	5,947,562	6,371,839	9,169,184
Total assets	7,505,189	7,832,506	10,484,599
Equity	119,894	462,336	3,287,140
Total liabilities	7,385,295	7,370,170	7,197,459

	Year ended 31st December, (euro per share)		
	2000	**2001**	**2002**
Earnings (loss) per share, basic and diluted	0.11	1.14	2.07
Weighted average number of shares	220,000,000	220,657,534	232,000,000


Revenues
(euro millions)
CAGR 9,6%
2000
2001
2002
EBITDA
(euro millions)
CAGR 24,2%
2000
2001
2002

TABLE OF CONTENTS

1 CHAIRMAN'S MESSAGE TO SHAREHOLDERS

Dear Shareholder,

For fifty years, PPC has been an important utility, playing a determining role in Greece's economic and social development. PPC promoted and implemented the electrification of the country; it met Greece's energy needs with low cost electricity; it contributed to the introduction of new technologies; it built plants, carried out large projects, and planned production systems, methodologies and human resource strategies – all to a greater extent than any other company in Greece.

PPC entered the new market created by the liberalisation of the electricity market with meticulous planning and preparation. In September 2000, it prepared a comprehensive restructuring programme, based on its business plan, with the goal of transforming PPC from a utility company into a commercial entity capable of competing in the new environment. The restructuring programme was successfully implemented and produced excellent results. The company now enjoys strong profitability, and has made substantial debt and operational cost reductions, together with significant investments. PPC has achieved an impressive improvement in its financial results. The successful listing and the two share offerings on the Stock Exchange, its commercially-focused, meritocratic corporate culture, along with a range of internal and external controls and many other innovations, all help to characterise the new PPC – a company that respects its shareholders and prioritises their interests.

As a Société Anonyme listed on the Athens and London Stock Exchanges, PPC is entering the future guided by the valuable experience gained in 2001 and 2002, and confident in the belief that it will continue to be the largest electricity company in Greece. PPC is also developing in other business areas. It invests in the environment, operates with absolute transparency, respects local communities, and encourages dialogue and the free and open exchange of views. PPC takes care to create value for shareholders, customers and employees, and focuses on its social responsibilities, in accordance with best corporate practice around the world.

Professor Demetrios B. Papoulias

Chairman

2 CHIEF EXECUTIVE OFFICER'S LETTER TO SHAREHOLDERS

Dear Shareholder,

Public Power Corporation was established in 1950, in order to implement a national energy policy which, by making intensive use of domestic resources, would bring to every citizen of Greece the right and ability to use electricity. PPC was the driving force behind the country's economic and industrial development, and made Greece self-sufficient in terms of its electricity sector.

PPC is currently the largest electricity generator and its sole electricity distributor. In addition, it owns Greece's electricity transmission system.

The Corporation is currently going through a new period of growth, responding to the challenges brought about by the new competitive environment.

As of 1st January 2001, pursuant to Law 2773/99 and Presidential Decree 333 of 20th December 2000, PPC was transformed into a Société Anonyme.

As of February 2001, with the implementation of the liberalisation of the electricity market in Greece (Law 2773/1999), in the context of the integration of the domestic electricity market in the European Union, all high- and medium-voltage customers (approximately 35% of the total annual consumption) are entitled to choose their supplier of electricity. Moreover, the Ministry of Development has issued licences for the generation and supply of electricity, and for the construction of new stations, to independent producers. At the same time (December 2000), the Hellenic Transmission System Operator S.A. (HTSO) was established, as provided for by Law 2773/1999; PPC has a 49% stake in HTSO, to which it has leased the fixed assets of the transmission system.

These two events were landmarks in PPC's fifty-year history. In addition to the legal, administrative and organisational effects of its transformation into a Société Anonyme, and its Stock Exchange listing, PPC would have to be able to function in a new regulatory framework and under the demands of a liberalised energy market.

PPC therefore took swift and decisive action to adapt its organisational structure and developa new corporate culture, focusing on the development of skills, efficiency and customer focus.

Beginning in September 2000, PPC embarked on an extensive restructuring programme, which yielded impressive results during 2001-2002. Part of this restructuring programme is the 2001-2005 Business Plan and the 2001-2003 three-year cost reduction programmes for all core business units.

A summary of the main points and results of the restructuring (prepared in accordance with International Accounting Standards) is presented below:

RESTRUCTURING PROGRAMME RESULTS 2001 - 2002 / PUBLIC LISTING

- New organisational structure with 4 Core Business Units, 7 Headquarters Organisational Units and 2 Support Units. The new organisational structure greatly facilitates target definition and monthly monitoring.
- Restructuring at 4 Management levels with the announcement of all recruitment positions and the selection of 550 staff on the basis of meritocracy. The new management is focused on reducing costs and increasing profits.
- Exceeding all Business Plan targets for 2001 and 2002 for all management controlled expenses; earnings before interest, tax, depreciation and amortisation (EBITDA); pre-tax earnings; capital expenditure; reduction of borrowing and cash flow.
- Reduction of non-personnel, non-fuel operating expenditure by 19%, from Euro 1.01/100KWh to Euro 0.82/100KWh.
- Improvement of the EBITDA margin from 24% in 2000 to 28% in 2001 and 30% in 2002.
- Improvement of profitability - pre-tax earnings Euro 66 million in 2000, Euro 399 million in 2001 and Euro 593 million in 2002 (before the extra depreciation due to the revaluation of fixed assets).
- Improvement of cash flow after capital expenditure from negative Euro 150 million in 2000 to positive Euro 328 million in 2001 and positive Euro 858 million in 2002.
- Reduction, through rationalisation, of all capital expenditure by approximately 32% from Euro 918 million in 2000 to Euro 626 million in 2002.
- Improvement of capital structure - reduction of bank debt by approximately Euro 1 billion (June 2001 - December 2002) and reduction of financial expenses from Euro 337 million in 2000 to Euro 232 million in 2002, with a substantial improvement of debt to equity ratio from 2.28 to 1.29.
- Rationalisation of procurements, with the attainment of an average discount of 13% and improvement of cash credit terms to 55 days, as part of the zero-basis re-assessment of all programmed agreements in order to secure three-year extensions.
- Physical inventory count and reduction of the number of warehouses by 47.
- Personnel reduction by 9% (2,850 employees) through natural attrition and a recruitment reduction policy (from 31,645 employees at year-end 2000 to 28,795 at year-end 2002).
- Optimisation of the operation of power stations and productivity increases at all facilities. In 2002, lignite mining at the Company's mines increased by 10% compared to 2000 and amounted to 70.3 million tons, producing approximately 64% of the required electricity, thus contributing to our competitive advantage. PPC is the second largest producer of electricity from lignite in the European Union.

- Continuous competitiveness improvement in the liberalised electricity market.
- Revaluation of fixed assets - increase in equity value by Euro 2.5 billion. In July 2001, the Company engaged an Independent Firm of Appraisers to conduct a revaluation of its fixed assets as of 31st December 2000. However, for IFRS reporting purposes, the Company revalued its fixed assets as of 31st December 2002. In addition, the Company proceeded to improve and upgrade its fixed assets register.
- Entrance into the telecommunications market (fixed telephony and the Internet) - execution of an agreement with the Italian company WIND (WIND participation 50%+1 and PPC participation 50%-1) - a very successful launch of the new company TELLAS since February 2003.

This restructuring process continued in parallel with the two public listings of PPC, which took place in 2001 and 2002.

In December 2001, 15.31% of the Corporation's share capital was listed on the Athens and London Stock Exchange Markets. The listing was very successful, with the offering 1.8 times oversubscribed. At the same time, there was a share capital increase (issue of 12,000,000 new ordinary registered shares with a par value of GRD 1,000 each). The proceeds from the share capital increase amounted to approximately Euro 142 million, less expenses.

A year later, in December 2002, the Company's principal shareholder undertook an additional offering to investors, of 13.2% of the existing shares. This too enjoyed great success, and was six times oversubscribed.

Both listings were effected in a globally unfavourable investment environment. In spite of the prevailing uncertainty in the financial markets, the Company's shares have performed very well, outperforming the ASE Composite Index and the D.J. Stoxx Electric Utilities Index.

COURSE OF THE CORPORATION'S OPERATIONS 2001 – 2002

With regard to the Company's operations in 2001 and 2002, I would like to highlight the following:

1. The Company's turnover, which in 2001 was Euro 3,091 million (approximately 8% higher than in 2000), rose to Euro 3,421 million in 2002 (an increase of approximately 11%).

   In terms of tariff policy, the Ministry of Development approved an average increase of 3.6% as of 1 July 2001 and 3.85% as of 20 July 2002.

   Net pre-tax results amounted to approximately Euro 593 million, excluding the extra depreciation resulting from the revaluation of fixed assets (Euro 245 million). Within 2002, an interim dividend totalling approximately Euro 88 million, or Euro 0.38 per share, was paid to shareholders.

2. The improvement in the Company's operating performance, combined with the rationalisation of capital expenditure, the retention of operating expenses, and the active management of its outstanding bank debt, resulted in considerable debt reduction, from approximately Euro 5,095 million as of 31st December 2000 to approximately Euro 4,231 million as of 31st December 2002, representing a reduction by Euro 864 million or 17%. This is the first time since 1995 that the Company's debt has been reduced.

3. In the context of the restructuring programme, the Company introduced a capex rationalisation programme, implementing strict rules for investment selection, and adopting return on investment as the main criterion.

   Investment in the upgrading of mining equipment and electricity power stations, the construction of new generation facilities, and the enhancement of the Distribution network and Transmission System (including environmental protection), amounted to approximately Euro 823 million and Euro 626 million for the years 2001 and 2002, respectively. In 2002, a new combined cycle gas turbine power station in Komotini, with 485 MW installed capacity, was added to PPC's facilities. Furthermore, the construction of the new lignite station in Florina, with 330 MW installed capacity, is almost complete, and its trial period has already begun. In June 2002, a 45 MW gas turbine commenced operation in Crete, and the contract was signed for the construction of a production station in Atherinolakkos (Lasithi Prefecture). Two new mines were also opened, in Mavropigi (Kozani) and Achlada (Florina).

   In November 2002, PPC submitted an application to the Regulatory Authority for Energy (RAE) for the construction of a new combined cycle gas turbine power unit at the Lavrio station, with a total installed capacity of 360-400 MW. Given that RAE and the Ministry of Development approve the application, construction of the unit will be completed within 28 months from the execution of the contract with the lowest bidder of the tender, which is currently in progress.

   The inauguration of the 500 MW submarine interconnection between Greece and Italy is also important, as it connects Greece directly to the European Union and offers PPC the potential to expand its electricity trading activities abroad. The company also continued to construct additional lines and substations in the transmission system and distribution network, as well as enhancing existing facilities, in order to increase supply reliability and to satisfy rising demand from the Company's customer base which numbered approximately 6.7 million at year-end (a 1.63% increase over the year).

Finally, PPC is considering exercising the option it has been granted by the Hellenic Republic to acquire up to a maximum of 30% of the Public Gas Corporation of Greece (DEPA). Whether PPC exercises this option will depend on the price and the other terms and conditions which the Company is currently negotiating with the Hellenic Republic, and on the approval of the Shareholders' General Meeting.

At this point, I would like to refer to the developments that occurred during 2002 relating to the possible modification of the regulatory framework of the liberalised electricity market. PPC has participated in all the consultations organised by the RAE and the Ministry of Development on this issue, and has clearly defined its views. PPC wishes to see the smooth liberalisation of the electricity market in Greece, on condition that this does not in any way affect its legitimate interests.

I would further like to add that, in October 2002, the European Commission approved a request filed by the Hellenic Republic for PPC to be allowed to receive compensation for stranded costs, in the context of EC Directive 96/92 regarding the liberalisation of the electricity market. According to the European Commission's decision, the maximum total amount of compensation is Euro 1,431 million.

Receipt of the compensation is conditional upon a number of procedures and actions. The Hellenic Republic is examining the decision of the European Commission, and will take into consideration its conclusions regarding developments in competitive market conditions, so that the decision is implemented to the benefit of the Company.

MAIN STRATEGIC PRIORITIES

All of these developments are within the context of the Company's main strategic objective, following its transformation into a Société Anonyme: the maximisation of shareholder and stakeholder value.

In order to meet that goal, our main strategic objectives are as follows:

1. to maintain our leading position in the Greek electricity market,

2. to continue restructuring to further reduce personnel, cut costs and improve efficiency of operations,

3. to continue capital expenditure rationalisation and debt reduction, and

4. to explore long-term growth opportunities.

KEY STRENGTHS

PPC can view the future with optimism, having clearly defined targets, extensive expertise, experience and efficiency. PPC's course is based on its key strengths, which can be summarised as follows:

1. Vertically-integrated electricity utility company with clearly-defined strategy and objectives.
2. Leading position in Greece and limited competition outlook until 2005.
3. Competitive advantage from usage of low-cost lignite as the main fuel for electricity generation.
4. Dynamic prospects for increased sales through anticipated consumption growth.
5. Sustained cost and debt reduction and earnings, cash flow and productivity improvement in the years 2001 and 2002.
6. Reliable performance in attaining and exceeding the main targets of the Business Plan in 2001 and 2002.

Lastly, I would like to note that PPC's significant progress during 2001-2002 was assisted in no small measure by the contribution of the Ministers of Finance and Development, following the Company's listing on the Athens and London Stock Exchanges; the Chairman and the Members of the Board of Directors, who directly and effectively handled all issues; the General Managers and all executives of PPC, who exhibited high levels of productivity and excellent co-operation in accomplishing our objectives; the General Federation of Employees of PPC (GENOP), which supported the Company in crucial issues; and, in particular, all members of staff, who strove and continue to strive for PPC's progress and restructuring.

Stergios Nezis
Chief Executive Officer

3 OUR BUSINESS

3.1 Overview of our activities

PPC is Greece's largest electricity generator, the sole owner of transmission assets and currently the sole transmitter and distributor of electricity in the country, providing electricity to approximately 6.73 million customers as at 31st December, 2002. During 2002, we generated approximately 97% of the 50,572 [MISSING MEASUREMENT] of electricity produced in Greece.

We are among the largest industrial enterprises in Greece in terms of assets and revenues. In the year ended 31st December, 2002, we achieved total sales of electricity of €3,318 million and profit from operations of €750 million. As at 31st December, 2002, we had an installed generating capacity of 11,739 MW.

The following table shows selected operating data for our electricity operations for the three years ended 31st December, 2000, 2001 and 2002:

	Year ended 31st December		
	2000	2001	2002
Installed Capacity (MW)	11,121	11,158	11,739
Net Production (GWh)[1]	48,483	48,054	48,902
Electricity sold to final customers (TWh) [2]	42.9	44.5	46.6
Customers at end of period (millions)	6.5	6.6	6.7
Number of employees	31,645	29,453	28,795
Customers served per employee	206	224	234
Electricity sold per employee (MWh)	1,401	1,510	1,638

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process.

(2) Excluding sales to our mines and customers abroad.

Electricity demand and generation vary widely across Greece. On the mainland, generation capacity is concentrated in the north, in close proximity to the majority of our lignite mines, our primary fuel source. In the islands, power generation depends on proximity to the mainland, and accordingly on the feasibility of connection to the mainland transmission system. The Ionian islands, as well as certain of the Aegean islands, are connected to the mainland transmission system, and together with it, they constitute the interconnected system. The remaining islands are served by autonomous generating power stations - principally oil-fired, but also including some wind-powered facilities. We refer to these islands as the autonomous islands. Most of the power stations on the autonomous islands are small, reflecting the populations they serve, although our stations on Crete and Rhodes are considered large stations.

3.2 Generation

As at 31st December, 2002, generation facilities in the interconnected system and the islands of Crete and Rhodes comprised seven lignite-fired power stations; four oil-fired power stations and two oil-fired units at the Lavrio power station near Athens; one natural gas-fired power station at Agios Georgios in Keratsini; one combined cycle gas turbine ("CCGT") power station at Komotini (started operation in 2002); two CCGT power units at the Lavrio station; and 24 hydroelectric stations. In addition, as at 31st December, 2002, our Distribution business unit operated a total of 33 autonomous thermal stations, 21 wind parks and five solar power stations, located primarily on the autonomous islands.

As at 31st December, 2002, the total installed generating capacity of our stations was 11,739 MW. Of this, 10,354 MW is the capacity of the power stations connected to the interconnected system which supplies power to mainland Greece and certain nearby islands which are connected to each other and to the interconnected system through submarine cables. The islands of Crete and Rhodes are not linked to the interconnected system, but have autonomous generation systems operating principally on heavy fuel oil and diesel oil, with an installed capacity of 590 MW and 206 MW, respectively. The total installed generating capacity on the other autonomous islands is 589 MW.

In 2001, two diesel oil-fired gas turbines (representing a total generating capacity of 27 MW) were transferred from the interconnected system to the autonomous islands. In addition, in 2002, a CCGT power station (with a total generating capacity of 485 MW) started operation in Komotini.

The following map shows the location of our power stations:

GEOGRAPHICAL DISTRIBUTION OF POWER STATIONS


(commercial operation in
first semester of 2003)
5 Power Stations
Operating since June 2002
3,060 MW
Power Stations
(Under construction)
33 Power Stations
574 MW
Energy Sources
15 MW
2 Power Stations
850 MW
1 Power Station
1 Wind Park
5 MW
Power Station
160 MW
(Under construction)
2 Power Stations
572 MW
17 MW
1 Power Station
2 Power Stations
1,547 MW

The following table sets out details of our total installed capacity in MW and our net electricity production by primary energy source on the dates specified:

31st of December	Installed Capacity (MW) 2000	2001	2002	Net Electricity Production (GWh) 2000	2001	2002
Interconnected System						
Thermal						
Lignite	4,908	4,933	4,958	30,943	32,042	31,197
Oil	777	750	750	4,143	3,543	3,394
Natural Gas	1,100	1,100	1,581	5,572	5,814	6,725
Total Thermal	6,785	6,783	7,289	40,658	41,399	41,316
Hydroelectric	3,060	3,060	3,060	4,055	2,666	3,381
Wind and other renewable resources	5	5	5	14	11	14
Total Interconnected System	9,850	9,848	10,354	44,727	44,076	44,711
Autonomous Islands						
Thermal						
Lignite	-	-	-	-	-	-
Oil	1,238	1,277	1,352	3,678	3,886	4,122
Natural Gas	-	-	-	-	-	-
Total Thermal	1,238	1,277	1,352	3,678	3,886	4,122
Hydroelectric	1	1	1	1	1	1
Wind and other renewable resources	32	32	32	77	91	68
Total Autonomous Islands	1,271	1,310	1,385	3,756	3,978	4,191
Total Interconnected System and Autonomous Islands						
Total Thermal	8,023	8,060	8,641	44,336	45,283	45,438
Total Hydroelectric	3,061	3,061	3,061	4,056	2,667	3,382
Total Wind and other renewable resources	37	37	37	91	102	82
Total	**11,121**	**11,158**	**11,739**	**48,483**	**48,054**	**48,902**

All of our lignite-fired power stations are located close to our mines, in order to reduce transportation costs and facilitate supply of lignite, most of which is transported by conveyor belts. As we currently mine almost all of the lignite used in our lignite-fired stations from our own mines, production costs are the principal costs of this thermal production source.

Heavy fuel oil and diesel oil are currently supplied primarily by Hellenic Petroleum ("ELPE"), an oil company controlled by the Hellenic Republic. Heavy fuel oil and diesel oil prices are based on prices published according to Platt's, and are set in U.S. dollars.

We are the largest purchaser of natural gas in Greece. We purchased approximately 75% of the Public Company of Gas Supply (DEPA) output under a gas purchase contract which commenced in 1994 and terminates in 2016.

In addition, we use hydropower as a peak load source. Due to public service obligations, such as the provision of irrigation water, some of our hydroelectric stations also operate during off-peak times. Hydroelectric stations generally require lower levels of maintenance and staffing than other types of power stations.

So far, we have installed 157 wind turbines, with a total installed capacity of 37 MW and annual production of 100,000 MWh. Additionally, we have installed five thermal stations and a number of solar thermal units in small and isolated islands. Our subsidiary company PPC Renewables, has installed (together with another producer) two wind parks of total installed capacity of 8.4 MW. Since February 2001, we have applied to the Minister of Development and RAE for generation authorisation for 25 wind parks, three geothermal fields and one solar unit with a total installed capacity of approximately 380 MW. To date, we have received authorisation for 10 wind parks with an installed capacity of 26 MW, and for the development of one geothermal field with a planned installed capacity of 8 MW. Eight of these wind parks (with total installed capacity 17 MW), as well as the development of the geothermal field, have already been included in the 3rd Community Support Framework. In addition, we have secured the rights for research and exploitation of three additional geothermal fields with a geothermal capacity 150 MW. The time-frame for the construction of the three additional geothermal fields will primarily be determined by the acceptance of the local communities involved.

The percentages of our total electricity production by primary energy source in the interconnected system and the autonomous islands as at 31st December, 2002 are shown


Electricity Production in interconnected system by primary energy source
69.8%
7.6%
7.6%
15.0%
0.03%
Lignite
Oil
Water
Natural Gas
Renewables
Electricity Production in autonomous islands by primary energy source
98.4%
1.6%
Oil
Renewables

below:

The following power stations or units have been constructed or are currently under construction and are expected to be put into commercial operation between 2003 and 2005:

- Lignite-fired power station with 330 MW installed capacity at Florina. Commercial operation of the station is expected to commence in the first half of 2003; operation started at the beginning of May 2003.

- Hydroelectric station with 162 MW installed capacity at Messochora. Commercial operation of the station is expected to commence in 2005.
- Heavy oil-fired power station comprising two diesel engines with 102 MW total installed capacity at Atherinolakkos, Lasithi, Crete. Commercial operation of the station is expected to commence in the second half of 2004.
- Heavy fuel oil-fired power station (with natural gas-firing capabilities) comprising two steam turbine units with 90-100 MW total installed capacity at Atherinolakkos, Lasithi, Crete. Commercial operation of this station is expected to commence in 2006.
- Two natural diesel-fired units, each with an installed capacity of 28 MW, to be installed in Chania power station and in Linoperamata. Commercial operation of these units is expected to commence in June 2003.

Of the total costs budgeted for the construction of the above power stations or units, approximately 70% had been incurred as at 31st December, 2002.

In November 2002, we submitted an application to the RAE for the construction of a new CCGT unit at our Lavrio station, with an installed capacity of approximately 400 MW. Should this application be approved, we expect construction of this unit to be completed within 28 months from the signing of the agreement.

3.3 Transmission

The Transmission Business Unit owns the interconnected transmission network on which the HTSO transports electricity on high-voltage lines throughout the country. Electricity which is generated from our power stations or other generators (or, in the case of imported electricity, from the interconnection points) is transported to certain high-voltage customers and to our distribution network, which distributes the electricity throughout the interconnected system. The HTSO is responsible for the operation of the transmission system.

The backbone of the interconnected transmission system comprises three 400kV double-circuit lines, transmitting electricity from power stations in Northern Greece, where approximately 70% of the country's electricity is generated, to the principal consumption centers in Central and Southern Greece, where approximately 65% of the electricity generated is consumed. The interconnected transmission system also comprises further 400kV lines as well as 150kV overhead lines, underground lines and submarine cables, and 66kV submarine cables which connect certain Ionian islands to the interconnected transmission system.

In addition, the interconnected transmission system is connected with the transmission systems of Albania, Bulgaria, former Yugoslav Republic of Macedonia as well as Italy. The interconnection with Italy comprises a 400kV direct-current transmission line.

The following map shows the 400kV transmission lines of the interconnected transmission system as at 31st December, 2002.

NETWORK OF HIGH-VOLTAGE TRANSMISSION LINES 400KV AND INTERNATIONAL CONNECTIONS


F.Y.R.O.M.
Thermoelectric Power Stations
Hydroelectric Power Stations
International Connections

As at 31st December, 2002, the interconnected transmission system comprised a total of 10,330 kilometres of transmission lines, as summarised in the following table:

	Transmission System Lines (Km)				
	400 kV	DC 400kV	150kV[1]	66kV[1]	Total
Overhead	2,272.17	105.95	7,761.19	39.05	10,178.36

Submarine	-	-	107.84	15.00	122.84
Underground	-	-	28.37	-	28.37
Total	2,272.17	105.95	7,897.40	54.05	10,329.57

(1) The 620 kilometres of our transmission lines on the autonomous islands and the 121 kilometres of 150kV underground lines in Athens, are operated by the Distribution Business Unit.

As at the end of 2002, our transmission system also incorporated 493 power transformers and auto-transformers, with a total capacity of 36,845 MVA.

Today, our Transmission Business Unit executes the day-to-day physical operation, maintenance and development of the interconnected transmission system, according to HTSO's instructions.

3.4 Distribution

The Distribution Business Unit distributes electricity throughout Greece (including both the interconnected system and the autonomous islands) and supplies electricity to all of our customers, including high- and medium-voltage customers. The term "distribution" refers to the transportation of electricity from the transmission network to the customer purchasing the electricity for his own use.

Under the Liberalisation Law, as the sole current distributor of electricity in Greece, in addition to distributing electricity to customers, we must provide access to the distribution network to third parties, including generation licence holders, supply licence holders and eligible customers. We have the right to charge a connection fee, which is set by the Ministry of Development in consultation with the RAE, to all our electricity suppliers, customers and generators for providing access to our distribution network.

The following table summarises our national distribution network as at 31st December, 2002:

Distribution Lines (Interconnected System and Autonomous Lines) *(km)*

	22, 20, 15, 6.6 kV	230-400 Volt	Total
Overhead	86,122	96,107	182,229
Submarine	1,024	1	1,025
Underground	7,112	9,826	16,938
Total	94,258	105,934	200,192

At year-end 2002, our distribution network also incorporated 130,924 medium-voltage transformers with a total capacity of 20,783 MVA.

The following table sets out the amount of electricity that we sold, by class of customer, in the interconnected system, together with our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2000, 2001 and 2002:

Amount of energy sold in the interconnected system

	1.1.-31.12					
	2000		2001		2002	
	GWh	€ million	GWh	€ million	GWh	€ million
Industrial						
High Voltage	6,585	235	6,719	232	7,028	244
Medium and Low Voltage	6,626	393	6,812	414	6,921	435
Commercial	8,726	775	9,462	866	10,023	953
Residential	12,907	916	13,207	954	14,280	1,071
Agricultural	2,676	88	2,562	88	2,266	83
Others	1,859	141	1,953	150	1,998	161
Total	39,379	2,547	40,715	2,703	42,516	2,947

Electricity Revenues 2002



32%
37%
15%
8%
5%
3%
17%
5%
5%
High Voltage Industrial
Medium and Low Voltage Industrial
Commercial
Residential
Agricultural
Others

The following table sets out the amount of electricity that we sold, by class of customer, in the autonomous islands, together with our total operating revenue from sale of electricity to those customers for the three years ended 31st December, 2000, 2001 and 2002:

Amount of energy sold in the autonomous islands

	1.1.-31.12					
	2000		2001		2002	
	GWh	€ million	GWh	€ million	GWh	€ million
Industrial						
High Voltage	-	-	-	-	-	-
Medium and Low Voltage	255	18	275	21	288	21
Commercial	1,420	126	1,551	141	1,645	159
Residential	1,300	97	1,339	103	1,495	120
Agricultural	234	12	218	9	218	8
Others	354	26	374	29	390	32
Total	3,563	279	3,757	302	4,036	339

Electricity Revenues 2002


48%
35%
6%
9%
2%
High Voltage Industrial
Medium and Low Voltage Industrial
Commercial
Residential
Agricultural
Others

Customer Services

The Distribution Business Unit is responsible for metering and billing all customers to whom we supply electricity. Metering the consumption of small- and medium-sized customers takes place every four months. Bills can be paid at our customer centres, , at branches of the Greek Post Office and Lottery Tickets selling points, and by direct debit at most Greek banks.

We are required by law to collect public television and radio taxes and municipal taxes from all of our customers. These taxes are included as separate items on the bills that we send out, and generally represent about 26% of the total billed, or approximately € 170 million in aggregate, every two months. We deduct commissions of 2% and 0.5% for the municipal taxes and public television and radio taxes, respectively, and pay the rest to the relevant municipality and government bodies. The Distribution business unit is also responsible for the operation of 277 service points throughout Greece.

3.5 *Mining*

The Mining Business Unit is responsible for extracting lignite from our lignite mines in Greece to provide fuel for PPC's lignite-fired power stations. The Mining Business Unit is the second-largest lignite producer in the European Union and the sixth-largest in the world. They mined all of the approximately 70.34 million tonnes used by our lignite-fired power stations during the year ended 31st December, 2002. We have the right under concessions granted by the Hellenic Republic to exploit approximately 65% of the exploitable lignite reserves in Greece, although we can increase that to approximately 95% of the exploitable reserves if the Hellenic Republic grants us the rights to exploit reserves for which we currently hold exclusive exploration rights. We own the land on which our mines are located. We acquired this land mainly through expropriation from private owners and, to a lesser extent, through concessions from the Hellenic Republic.

We operate five open-cast lignite mines in the Western Macedonia region of Northern Greece and in the Peloponnese region in Southern Greece. Our mines in Western Macedonia - Main Field, South Field, Kardia Field and Amynteon Field (incorporating our Florina mines) – comprise the Lignite Centre of Western Macedonia, and produced approximately 55.83 million tonnes of lignite during the year ended 31st December, 2002. Our mining complex in the Peloponnese region, the Lignite Centre of Megalopolis, produced approximately 14.51 million tonnes during the same period.

All of our lignite-fired power stations are located close to our mines, allowing lignite to be transported directly from the mine to the power station, mainly by conveyor belts. Lignite from Western Macedonia is used in the five principal generating power stations, which are located within a radius of 12 km of the mines, with a total installed capacity of 4,108 MW as at 31st December, 2002. Lignite from Megalopolis is used in generating power stations with units located within two kilometres of the mines, with a total installed capacity of 850 MW as at 31st December, 2002.

According to the Greek Institute of Geology and Mineral Exploitation in its report for 2001, the total proven lignite reserves in Greece amount to approximately 5.8 billion tonnes, of which approximately 3.9 billion tonnes remain as exploitable reserves for electricity generation.

The following table sets out the annual lignite production volumes of our mines as at 31st December, 2002:

Production Volumes by Lignite Centre (in million tonnes)			
Lignite Centre	**1.1-31.12.2000**	**1.1-31.12.2001**	**1.1-31.12.2002**
Lignite Centre of Western Macedonia	50.83	51.72	55.83
Lignite Centre of Megalopolis	12.48	14.45	14.51

The following map sets out the exploitable lignite deposits in Greece:

MAP OF EXPLOITABLE LIGNITE DEPOSITS


DRAMA
900 million tons or 28.0%
WESTERN MACEDONIA
1,898 million tons or 59.3%
ELASSONA
MEGALOPOLIS
257.5 million tons

3.6 *Environmental Matters*

Our electricity operations are subject to extensive environmental regulation, including Greek laws implementing European Union legislation and international agreements on the environment.

Environmental regulations affecting our business relate primarily to air emissions, water pollution and waste disposal. We are also subject to other regulations and standards, such as those relating to noise and electromagnetic fields.

Our guiding principles in environmental management are to comply with all relevant legislation, to minimise, to the extent reasonably possible, adverse effects that our activities may have on the environment, and to improve continuously the environmental performance of all our activities in general.

4 REGULATION OF THE GREEK ELECTRICITY SECTOR

The Greek electricity market is subject to extensive governmental regulation. The regulatory framework has been subject to significant change over the past two years as the Hellenic Republic has sought to implement the EU's Electricity Directive. As a result of the Liberalisation Law, the electricity supply market has been restructured to increase competition. A Ministerial decision established that the market comprising all high- or medium-voltage electricity users, currently representing approximately 35% of the electricity supply market in terms of power consumption, is open to competition.

Pursuant to this Ministerial decision, electricity customers are categorised as follows:

- "Eligible Customers" are all high- and medium-voltage electricity users, such as large industrial and commercial customers, as set forth by a Ministerial decision published by the Minister of Development. Under the Liberalisation Law, Eligible Customers have regulated access to the transmission system and distribution network, and are entitled to purchase electricity from the supplier of their choice on the basis of commercial contracts agreed between the customer and the supplier.

- "Non-Eligible Customers" are all low-voltage electricity users, such as residential and small and medium-sized business customers. Non-Eligible Customers must purchase their electricity from us at regulated tariffs.

In addition, the Liberalisation Law provides for the following:

- The introduction of competition in power generation through the granting of licences to generate electricity in the interconnected system and through a tendering procedure for licences to provide generating capacity on the autonomous islands. As at 31st December, 2002, the Minister of Development had granted seven principal generation licences for large natural gas-fired stations, 38 for smaller thermal stations and co-generation stations, and three for large hydroelectric power stations, as well as a number of licences for electricity generated from renewable resources, following consultation with the RAE. The RAE is currently reviewing the applications made by other interested parties.

- The establishment of the HTSO as an independent entity to operate and ensure the maintenance and development of the interconnected transmission system and its interconnections with other networks. As a result, we are obliged to develop and maintain the interconnected transmission system based on the HTSO's planning and instructions. We own the interconnected transmission system pursuant to an exclusive licence awarded by the Ministry of Development. The HTSO commenced operations on 3rd May, 2001.

- The establishment of the RAE, an independent authority responsible for regulating the energy market. The RAE mainly has an advisory and supervisory role; decision-making power ultimately lies with the Minister of Development. The RAE commenced operations on 1st July, 2000.

- The establishment of the PIO as a separate pension fund in order to fund the social security expenses of our employees. The PIO was established on 1st January, 2000.

The following diagram shows the electricity flows in the industry as currently contemplated under the Liberalisation Law:



Independent generators and suppliers
PPC generation
Imports / Exports
Hellenic Transmission System Operator (HTSO)
PPC transmission
Eligible customers
PPC distribution and supply
Eligible customers
Non-eligible customers
Regulatory bodies
RAE
Ministry of Development
Flow of energy
Commercial relationship

As of 31st December, 2002, there were no independent power producers, with the exception of small renewable resources generators and industrial entities producing electricity for their own consumption.

Our Transmission and Distribution business units are required to transmit and distribute electricity both on our behalf and on the behalf of other generators and suppliers.

5 THE MARKET FOR OUR SHARES

Our shares are listed on the Athens Stock Exchange (ASE) and have been traded there since 12th December, 2001. Our shares are included in the ASE Composite Index, the FTSE/ASE-20, the FTSE/ASE-140 and the MSCI Greece indices.

The table below sets forth, for the periods indicated, the closing prices of our shares on the ASE, as well as the total monthly turnover in volume and value:

Date	Closing Price (in €)	Monthly Volume (number of shares)	Monthly Turnover Value (in €)
28/12/2001	12.18	4,717,668	305,165,576
31/1/2002	12.98	8,328,426	104,241,122
28/2/2002	12.78	2,607,601	33,584,462
28/3/2002	13.36	3,032,472	40,732,460
30/4/2002	13.3	1,711,244	22,827,830
31/5/2002	14.72	5,620,184	80,667,194
28/6/2002	14.44	4,284,300	61,427,497
31/7/2002	14.12	1,957,856	27,727,510
30/8/2002	15.24	2,516,324	37,620,720
30/9/2002	14.14	2,076,942	30,084,478
31/10/2002	13.72	1,611,646	21,993,772
29/11/2002	12.64	3,041,992	39,933,883
31/12/2002	13.2	20,261,971	503,008,504
31/1/2003	13.96	8,003,220	112,417,060
28/2/2003	14.24	3,594,096	50,154,280
31/3/2003	13.18	5,033,896	68,340,884
30/4/2003	13.58	3,381,047	45,358,762

The chart below shows PPC's share price performance against the performance of the ASE Composite Index for the period 12 December 2001 – 30 April 2003:


PPC Share Performance vs ASE Composite Index
Price 12.12.01: Euro 12,06
SPO 12.12.02: Euro 13,24
Interim Dividend 30.4.02: Euro 0,38
Price 30.4.03: Euro 13,58
ASE Composite Index 30.4.03: 1.692
150
140
130
120
110
100
90
80
70
60
50
12/12/2001
28/12/2001
14/1/2002
25/1/2002
7/2/2002
20/2/2002
5/3/2002
19/3/2002
4/4/2002
17/4/2002
30/4/2002
17/5/2002
30/5/2002
12/6/2002
26/6/2002
9/7/2002
22/7/2002
2/8/2002
16/8/2002
29/8/2002
11/9/2002
24/9/2002
7/10/2002
18/10/2002
1/11/2002
14/11/2002
27/11/2002
10/12/2002
23/12/2002
9/1/2003
22/1/2003
4/2/2003
17/2/2003
28/2/2003
14/3/2003
28/3/2003
10/4/2003
29/4/2003
PPC
ASE Composite Index

The following chart shows the price performance and the volume of turnover of PPC's stock for the period 12.12.2001 – 30.4.2003:


Share Price and Turnover Performance
(12/12/2001 - 30/4/2003)
8.000.000
7.000.000
6.000.000
5.000.000
4.000.000
3.000.000
2.000.000
1.000.000
0
Turnover (number of shares)
20
15
10
5
Share Price in Euro
12/12/2001
28/12/2001
14/1/2002
25/1/2002
7/2/2002
20/2/2002
5/3/2002
19/3/2002
4/4/2002
17/4/2002
30/4/2002
17/5/2002
30/5/2002
12/6/2002
26/6/2002
9/7/2002
22/7/2002
2/8/2002
16/8/2002
29/8/2002
11/9/2002
24/9/2002
7/10/2002
18/10/2002
1/11/2002
14/11/2002
27/11/2002
10/12/2002
23/12/2002
9/1/2003
22/1/2003
4/2/2003
17/2/2003
28/2/2003
14/3/2003
28/3/2003
10/4/2003
29/4/2003
Turnover
PPC Share Price

To date, we have not been involved in any way in any public tender.

6 COMPANY INFORMATION

6.1 General Information

We were incorporated as a Société Anonyme on 1st January, 2001 under the Liberalisation Law 2773/1999 and pursuant to Presidential Decree 333/2000 (registered number 47829/06/B/00/2) in the Hellenic Republic for a term of 100 years, which may be extended by a resolution of the shareholders' general meeting. We have our corporate seat in the Municipality of Athens, Greece. We are registered under number 47829/06/B/00/2 in the Register of Companies, and our executive offices are at 30 Chalkokondyli Street, 104 32 Athens, Greece. Presidential Decree 333/2000 constitutes our articles of incorporation.

Under our articles of incorporation, our objectives are, *inter alia*, to conduct commercial and industrial activities in the energy sector in Greece and abroad, including the carrying on of commercial and industrial activities in the electricity sector, both in Greece and abroad; the engineering and design, supervision, construction, maintenance and operation of power stations;, the management of commercial and industrial activities in the telecommunications sector, including the provision of services to third parties in project design, management and supervision and in the area of organisation and information systems;, and participation in enterprises conducting similar activities.

6.2 History

PPC was established in 1950 as a corporation for electricity generation, transmission and distribution throughout Greece. Prior to the establishment of PPC, concessions to generate, transmit and distribute electricity were granted by the Greek government to private companies and municipal entities. PPC commenced operations in 1953 by generating and selling electricity to those existing concession-holding entities. Between 1957 and 1963, PPC acquired the businesses of existing concession-holding entities including the Athens-Piraeus Electricity Company Limited, which served the largest metropolitan area of Greece and accounted for a substantial portion of the country's total electricity consumption.

Laws were passed by the Greek Parliament providing for certain exceptions to PPC's exclusive right of power generation, mainly to enable industrial entities to produce electricity principally for their own consumption. They also enabled private commercial generation from renewable resources, and co-generation.

Under the Liberalisation Law and pursuant to Presidential Decree 333/2000, PPC was transformed, effective 1st January, 2001, into a Société Anonyme wholly owned by the Hellenic Republic for the purpose of carrying out the business of an electricity company. PPC S.A. was established for a term of 100 years, expiring 31st December, 2100; this term may be extended by a resolution of the general meeting of shareholders. All assets, rights, liabilities, obligations and employees of PPC were transferred to us on 1st January, 2001.

In December 2001, following an increase of share capital and an offering of existing shares held by the Hellenic Republic, PPC's shares were listed on the Athens Stock Exchange. In parallel, GDRs were admitted to London Stock Exchange.

In December 2002, the Hellenic Republic undertook a secondary offering of its existing shares.

Our reorganisation

Until the enactment of the Liberalisation Law, we operated as wholly-owned state utility whose objective was to develop to country's energy resources and to provide low-cost electricity to support the development of the Greek economy.

As part of our transformation into a commercial entity capable of competing in a liberalised market, we adopted a new organisational structure, which more closely reflects our core business operations. Each business unit is now responsible for controlling its own costs and achieving its own operating targets, with the General Manager of each business unit reporting directly to our Chief Executive Officer.

6.3 Property

We are the legal successor to all the former PPC's property rights in 5,744 principal properties, 97 of which are power stations. Our properties are for the most part held free of encumbrances. Although we own all properties formerly owned and registered in the name of PPC, legal title in land and buildings will not be perfected, and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in our name. We are in the process of registering this property free of charge at the relevant land registries, following a simplified registration procedure established under Greek law. We expect to have most of our principal properties registered by the end of 2003.

We own all of our principal operating facilities. We have acquired the land pertaining to our mines and power stations mostly through expropriations from private owners and sale and purchase contracts. In addition, we have the right to use certain properties through concessions from the Hellenic Republic. The land relating to our hydroelectric power stations acquired through expropriations will revert to the Hellenic Republic, at no charge, once this land in not necessary for the fulfillment of its purposes pursuant to a decision of our board of directors, as approved by the Minister of Development. We lease the headquarters for our business units pursuant to standard commercial leases. The majority of these leases have been renewed over the last five years on substantially similar terms for the next 12 years.

The following table identifies our most significant property holdings with respect to our operations as at 31st December, 2002.

Address		Type of Property	Use	Area
1	Agios Dimitrios	Land, buildings, power stations	Thermal power station	Western Macedonia
2	Thissavros	Dam	Hydroelectric power station	Eastern Macedonia
3	Kardia	Land, buildings, power stations	Thermal power station	Western Macedonia
4	Lavrio	Land, buildings, power stations	Thermal power station	Athens/ Attica
5	Amyndeon	Land, buildings, power stations	Thermal power station	Western Macedonia
6	Pournari	Dam	Hydroelectric power station	Ipiros
7	Megalopolis	Land, buildings, power stations	Thermal power station	Peloponnese
8	Polifito	Dam	Hydroelectric power station	Western Macedonia
9	Chania	Land, buildings, power stations	Thermal power station	Crete
10	Sfikia	Dam	Hydroelectric power station	Central Macedonia
11	Kastraki	Dam	Hydroelectric power station	Central Greece
12	Komotini	Land, buildings, power stations	Thermal power station	Thrace
13	Florina	Land, buildings, power stations	Thermal power station	Western Macedonia

Under Greek law, we benefit from rights of way for all of our transmission lines and pylons. We generally expropriate the land needed to conduct our operations pursuant to authorisation by the Hellenic Republic and at a price determined by Greek courts. Additionally, under Greek law, we have been granted rights of way for all distribution cables and poles.

6.4 Legal Proceedings

We are currently defendants in a number of legal proceedings (court actions, arbitration and mediation proceedings) incidental to our mining and electricity-related operations. Under law, we continue to be a defendant in these legal proceedings, even though many of them were initiated when we were a public corporation. The pending legal proceedings include various civil and environmental claims, disputes relating to the construction and operation of several power stations, and other matters that arise in the normal course of business. While some of these legal proceedings have been judged in our favour at the first and second instance, because of the nature of these proceedings, we are not able to predict the ultimate outcomes, some of which may be unfavourable to us. In addition, some of these proceedings have been brought on behalf of various groups of employees and pensioners. Although we do not believe the plaintiffs will be able to obtain judgment for the amounts claimed, there can be no assurance of this.

Our total estimated exposure in respect of the legal proceedings we are currently defending against excluding interest, imposed by law or contract is approximately €414 million. We have established a reserve for litigation and contingent liabilities where we consider it probable that a claim will be resolved unfavourably and where we can reasonably estimate the potential liability. We have summarised below the most significant proceedings in which we are involved.

Claims with constructors, suppliers and other claims

A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately €227 million. In most cases, the Company has raised counter claims, which are not reflected in the accounting records until the time of collection.

Fire incidents

A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires, for a total amount involved of approximately €49 million.

Claims by employees

Company employees are claiming the amount of €138 million, for allowances and other benefits which, according to the employees, should have been paid by the Company. The majority of the amount in question relates to periods prior to 1996.

6.5 *Capital Expenditure*

The table below sets out the capital expenditures by type of asset for the periods indicated:

	Year ended 31st December,		
	2000	**2001**	**2002**
		(euro thousands)	
Land	4,161	4,921	2,174
Mines	31,425	34,406	14,926
Buildings	44,141	106,950	63,456
Machinery	466,169	560,601	605,250
Transportation	7,322	2,078	1,622
Machinery & equipment	15,316	9,030	17,577
Construction in progress, net	345,098	101,925	(77,826)
Total	**913,632**	**819,911**	**627,179**

Capital expenditures have remained high during recent years as a result of the need to construct new generating facilities and to upgrade the machinery used in our mines and generating stations. This includes environmental upgrades for our power stations. In addition, we have been systematically installing additional lines and substations in our distribution and transmission network throughout Greece, to meet rising demand from existing and new clients, and also to improve operational reliability.

6.6 *Use of proceeds*

The following table sets forth the use of proceeds from our initial public offering in relation to the timeframe that was stated in the IPO offering circular:

Use of proceeds	**Timeframe according to the IPO Offering Circular period 12.12.2001 until 12.6.2002**	**Used Proceeds Period 12.12.2001 until 12.6.2002**	**Used Proceeds period 1.4.2002 until 12.6.2002**	**Balance of raised capital 12.6.2002**
Repayment of part of long-term debt within 6 months of share capital increase	€ 141,895,836.12	€ 141,895,836.12	€ 55,354,485.57	0

6.7 *Insurance*

We face risks of accidents in our operations, including the risk of fire and risks related to construction activities, transportation and third-party liabilities. We require our contractors to maintain insurance in respect of the usual risks associated with construction activities. In addition, we obtain insurance for the transportation of fuel, for our points of service where bills are paid, and for our information technology equipment. We do not obtain insurance for our car fleets, as we are specifically exempted by law from doing so. We do not obtain insurance cover for the usual risks associated with our stations, transmission, and distribution assets, property, equipment (other than our information technology equipment) and operations as well as environmental liabilities.

7 OPERATING AND FINANCIAL REVIEW

Ernst & Young of 11th km National Rd Athens – Lamia, Athens 144 51 have audited our financial statements for the years ended 31st December 2001 and 2002, included in this annual report, which have been prepared in accordance with IFRS. Arthur Andersen of 362 Syngrou Avenue, Athens 176 76 have audited our financial statements for the year ended 31st December 2000 included in this annual report, which has been prepared in accordance with IFRS. The Ernst & Young audit report on the consolidated financial statements for the year ended 31st December 2002 is qualified as to (i) the accounting for provisions relating to benefits for pensioners' electricity as a charge against equity rather than the income statement, and (ii) the sufficiency of detail of our fixed assets register regarding the Distribution Network, which precluded Ernst & Young from performing certain audit tests relating to it. Ernst & Young's report on the financial statements, which are prepared in accordance with IFRS, is included in the Appendix of this Annual Report.

7.1 General

Tariffs

Since the enactment of the Liberalisation Law, the Minister of Development, acting on the RAE's recommendation, must approve all electricity tariffs, other than those charged by suppliers to Eligible Customers. However, for so long as we supply at least 70% of the Eligible Customer market, the Ministry of Development will continue to set the maximum electricity tariff that we may charge to Eligible Customers.

Our electricity tariffs were increased by 3.6% on average in July 2001 and by 3.85% in July 2002. The Minister of Development has indicated to us the criteria under which tariffs will be set. The last two tariff increases, which occurred in July 2001 and July 2002, have been slightly above the prevailing rate of inflation.

In addition, as the largest generator, sole transmitter, and currently, the sole distributor of electricity in Greece, we are subject to public service obligations, which may not be imposed on prospective competitors. For example, we are required under the Liberalisation Law to supply electricity to all customers who are not supplied by anyone else, and to supply electricity on the autonomous islands at the same tariffs as in the interconnected system. Our public service obligations also include obligations to supply agricultural customers at low tariffs, provide irrigation water from our hydroelectric reservoirs, and to buy electricity generated from renewable sources.

In a letter dated 8 November, 2001, the Minister of Economy and Finance communicated to us the intention of the Hellenic Republic to compensate us for some of the costs related to public service obligations, subject to compliance with Greek and European Union law. Although the Hellenic Republic is initiating the process for clearing these payments with the European Commission, it is difficult to estimate when this process will be completed. A first annual payment of €161 million was scheduled to be made in 2002 and similar payments were to continue until 2004, or earlier if an alternative mechanism for compensation were put into place. However, this payment has not yet been received, and the timing and amounts to be paid still remain to be determined.

Stranded Costs

In October 2002, the European Commission approved the application of the Hellenic Republic in respect of a stranded costs regime allowing us to recover stranded costs for a total amount of up to €1,431 million. These stranded costs fall into three categories, relating to the costs associated with: (a) the operation of financially non-competitive power stations in a liberalized market, for an amount up to €929 million and recoverable until 2015; (b) investment outside our usual scope of business, for an amount of €324 million and recoverable until 2006; and (c) our contract with Aluminium Company of Greece S.A. ("Aluminium"), expiring in 2006, for an amount of up to €178 million

There are number of procedural requirements to be met allowing for the implementation of recovery of stranded costs. The Hellenic Republic is currently exploring the process by which we will benefit from the Commission's decision on stranded costs.

Fixed Asset Revaluation

In 2001, we engaged American Appraisal to value our fixed assets in order to reflect their fair market value as at 31st December, 2000. Under the provisions of Law 2941/12.09.2001, we presented our fixed assets in our statutory books at appraised values as at 1st January 2001. The appraisal resulted in a surplus of approximately €2.5 million. We recorded the results of this appraisal in our books prior to completion of the process for the upgrading of our fixed assets register. However, for IFRS reporting purposes, we revalued our fixed assets as of 31st December 2002. As a result, depreciation charges for the year ending 31st December, 2003 will be proportionally higher than the same charges for the years ended 31st December, 2001 and 2002. You should read note 7 to the audited consolidated financial statements for further information.

7.2 Results of Operations for the years 2000 - 2002

The following table shows our statements of income for the years ended 31st December, 2000, 2001 and 2002:

	Year ended 31st December, (€ thousands)		
	2000	**2001**	**2002**
Revenues	2,868,164	3,091,387	3,420,706
Expenses			
Payroll cost	684,948	731,034	767,445
Lignite	407,031	398,539	405,998
Liquid fuel	485,632	435,090	456,392
Natural gas	274,717	314,163	272,650
Depreciation & Amortisation	214,354	216,032	243,552
Impairment loss	43,357	0	0
Utilities and maintenance	79,281	65,450	64,479
Materials	70,139	69,382	72,357
Energy purchases	31,322	122,988	149,345
Third party fees[1]	18,098	31,795	84,731
Taxes and duties	15,375	21,092	22,516
Provisions	22,772	29,373	73,603
Other expenses	71,721	48,053	57,392
Total expenses	2,418,747	2,482,991	2,670,460
Profit from operations	449,417	608,396	750,246
Financial expenses	(337,000)	(268,569)	(232,284)
Financial income	33,535	19,639	16,914
Foreign currency gains (losses)	(95,660)	7,686	43,434
Other income (expense), net	15,363	31,351	14,622
Profit before tax	65,655	398,503	592,932
Income tax expense	(40,795)	(146,668)	(112,970)
Profit (loss) after tax	24,860	251,835	479,962

The following table shows certain financial data from our statements of income for the years ended 31st December, 2000, 2001 and 2002, expressed in each case as a percentage of revenues[2]:

[1] Third party fees include transmission system usage costs

[2] Individual ratios may not sum to total due to rounding

	Year ended 31st December, (percentage)		
	2000	2001	2002
Expenses			
Payroll cost	23.9	23.6	22.4
Lignite	14.2	12.9	11.9
Liquid fuel	16.9	14.1	13.3
Natural gas	9.6	10.2	8.0
Depreciation & Amortisation	7.5	7.0	7.1
Impairment loss	1.5	0.0	0.0
Utilities and maintenance	2.8	2.1	1.9
Materials	2.4	2.2	2.1
Energy purchases	1.1	4.0	4.4
Third party fees	0.6	1.0	2.5
Taxes and duties	0.5	0.7	0.7
Provisions	0.8	1.0	2.2
Other expenses	2.5	1.6	1.7
Total expenses	84.3	80.3	78.1
Profit from operations	15.7	19.7	21.9
Financial expenses	(11.7)	(8.7)	(6.8)
Financial income	1.2	0.6	0.5
Foreign currency gains (losses)	(3.3)	0.2	1.3
Other income (expense), net	0.5	1.0	0.4
Profit before tax	2.3	12.9	17.3
Income tax expense	(1.4)	(4.7)	(3.3)
Profit (loss) after tax	0.9	8.1	14.0
Revenues	100	100	100

Revenues

The following table shows the sources of our revenues for the years ended 31st December, 2000, 2001 and 2002:

	Year ended 31st December, (€ thousands)		
	2000	2001	2002
Revenues			
Revenue from energy sales	2,835,759	3,052,957	3,318,430
Other [3]	32,405	38,430	102,276
Total Revenues	2,868,164	3,091,387	3,420,706

Total revenues increased from €3,091.4 million in 2001 to €3,420.7 million in 2002, an increase of €329.3 million, or 10.7%. This was due to a 6.04% higher volume of sales and the partial effect of a 3.85% increase in tariffs, as well as the full effect of an increase in tariffs in July, 2001 of between 3.5% and 5% for all customers except for Aluminum and Larco. In addition, other revenue increased from €38.4 million to €102.3 million, mainly as a result of fees received from the HTSO, which amounted to €66.2 million. Of this amount, €51.8 million relates to the compensation fee for the use of the transmission system.

Expenses

The following table shows a breakdown of our expenses for each of the following years:

	Year ended 31st December, (€ thousands)		
	2000	**2001**	**2002**
Expenses			
Payroll cost	684,948	731,034	767,445
Lignite	407,031	398,539	405,998
Liquid fuel	485,632	435,090	456,392
Natural gas	274,717	314,163	272,650
Depreciation & Amortisation	214,354	216,032	243,552
Impairment loss	43,357	0	0
Utilities and maintenance	79,281	65,450	64,479
Materials	70,139	69,382	72,357
Energy purchases	31,322	122,988	149,345
Third party fees[4]	18,098	31,795	84,731
Taxes and duties	15,375	21,092	22,516
Provisions	22,772	29,373	73,603
Other expenses	71,721	48,053	57,392
Total expenses	2,418,747	2,482,991	2,670,460

Expenses increased from €2,483.0 million in 2001 to €2,670.5 million, an increase of €187.5 million, or 7.6%. Third party fees increased from €32.0 million in 2001 to €85.0 million in 2002, an increase of € 53.0 million or 166.5%. This reflected payments to HTSO for transmission system usage, which amounted to €69.1 million. Provisions increased from €29.3 million in 2001 to €85.0 million in 2002, an increase of €44.2 million or 151.0%, due to increased provisions for risks and doubtful accounts. In 2002, energy purchases increased from €123.0 million in 2001 to €149.4 million, an increase of €26.4 million or 21.4%, primarily to meet demand and take advantage of lower-cost electricity imports during a period of high fuel prices. Other expenses increased from €48.1 million in 2001 to €57.4 million, an increase of €9.3 million, or 19.4%, mainly due to write-offs of projects in progress.

[3] Other revenues include sales of lignite briquettes and dried lignite, ash and steam to industrial customers as well as commissions for the collection of municipal, public television and radio duties

[4] Third party fees include transmission system usage costs

In 2002, payroll costs increased from €731.0 million in 2001 to €767.5 million, an increase of €36.5 million or 5%. This increase was the result of an increase of approximately 6% in employees' wages, pursuant to our collective agreement with GENOP, as well as an increase in rates for overtime work. These increases offset a reduction in our number of employees over the same period. Payroll costs consist of wages and employee benefits for all of our employees, except for the employees of our Mining operations, whose payroll costs are accounted for in the cost of lignite production, and certain employees involved in the construction of fixed assets, whose payroll cost is capitalised. For the year ended 31st December 2002, payroll costs reflected in our statement of income represented 69.0% of total payroll costs, as compared with 68.1% for the year ended 31st December 2001. The following table shows our total payroll costs less capitalisation of payroll to fixed assets, payroll included in lignite production and payroll costs of the PIO, which was subsequently refunded by the Hellenic Republic.

	Year ended 31st December, (€ thousands)		
	2000	2001	2002
Total payroll cost	1,040,305	1,073,435	1,111,772
Capitalisation of payroll to fixed assets	(122,134)	(97,420)	(103,203)
Payroll cost included in lignite production	(212,323)	(224,417)	(241,124)
Payroll of the PIO	(20,900)	(20,564)	0
Payroll cost per statement of operation	684,948	731,034	767,445

The increase in expenses was partially offset by the lower cost of natural gas, which decreased from €314.2 million in 2001 to €273.0 million in 2002, a reduction of €41.2 million.

Profit from operations

Profit from operations increased over the period from €608.4 million to €750.2 million, an increase of €142.0 million or 23.3%. This increase was due to higher revenues for 2002 and a smaller increase in expenses in the context of our overall cost reduction programme.

Financial expense

Financial expenses declined from €269.0 million in 2001 to €232.3 million in 2002, a decrease of €36.3 million, or 13.5%. This decrease was attributable to total debt reduction and lower interest rates. Our total debt decreased from €4.8 billion 2001 to €4.2 billion in 2002, a reduction of €610.0 million, or 12.6%

Financial Income

Financial income decreased from €20.0 million in 2001 to €17.0 million in 2002, a decrease of €2.7 million, or 13.9%. This was attributable mainly to lower short-term interest rates during the period and lower amounts in time deposits.

Foreign currency gains

In 2002, we recorded foreign currency gains of €43.4 million as compared to €7.7 million in 2001. The increase was due to the appreciation of the against the currencies to which we have foreign currency exposure.

Income taxes

The following table shows a breakdown of our income taxes:

	Year ended 31st December,		
	2000	2001	2002
	(€ thousands)		
Income tax expense			
Current income tax	35,116	144,336	157,271
Deferred tax charge	5,679	2,332	(44,301)
Total provisions for income taxes	40,795	146,668	112,970

We recorded a total tax provision of €113.0 million in 2002, as compared to €146.7 million in 2001, a decrease of €33.7 million, or 23.0%. The applicable statutory tax rate during this period was 35%, and our effective tax rates for 2002 and 2001 were 19.1% and 36.8% respectively. The main reason for the effective tax rate being lower than the statutory rate is the additional depreciation following the revaluation of fixed assets, which resulted in a non-taxable income for IFRS reporting purposes, due to the fact that the revaluation of fixed assets was recorded at 31st December, 2002, while for tax purposes, the additional depreciation was tax deductible, and thus created a tax benefit[5]. In addition, deferred tax credit is mainly due to temporary differences resulting from certain provisions that become tax deductible upon realisation.

Profit (loss) after tax

Profit after tax increased from €480.0 million to €252.0 million, an increase of €228.1 million or 90.6 %. This increase was due to an increase in operating revenues for 2002, the reduced financial and tax expenses and the increased foreign currency gains.

7.3 *Balance Sheet and Cash Flow Data*

The following tables show our balance sheet statements for the years ended 31st December, 2000, 2001 and 2002:

	As at 31st December, (€ thousands)		
	2000	2001	2002
Assets			
Cash and cash equivalents	13,952	47,278	28,407
PPC Personnel Insurance Organisation	272,569	167,759	61,294
Other current assets	1,271,106	1,245,630	1,225,714
Fixed assets, net	5,783,486	6,247,492	8,987,619
Other non-current assets	164,076	124,347	181,565
Total assets	7,505,189	7,832,506	10,484,599
Liabilities and Equity			
Current portion of debt	613,248	428,510	852,995
Other current liabilities	676,405	735,165	890,505
Derivative liability	0	69,382	80,543
Long-term debt, net of current portion	4,511,968	4,411,777	3,377,534
Other non-current liabilities	1,583,674	1,725,336	1,995,882
Total liabilities	7,385,295	7,370,170	7,197,459
Equity			
Share capital	645,635	680,851	1,067,200
Share premium	0	106,679	106,679
Revaluation Surplus[6]	0	0	2,547,711
Accumulated Deficit and Reserves	(525,741)	(325,194)	(434,450)
Total Equity	119,894	462,336	3,287,140
Total Liabilities and Equity	7,505,189	7,832,506	10,484,599

The following tables show selected cash flow data for the years ended 31st December, 2000, 2001 and 2002:

	Year ended 31st December, (€ thousands)		
	2000	2001	2002
Net Cash from Operating Activities	653,946	933,481	1,300,900
Net Cash used in Investing Activities	(767,531)	(527,172)	(442,971)
Net Cash from (used in) Financing Activities	52,723	(372,983)	(876,800)
Net increase (decrease) in cash and cash equivalents	(60,862)	33,326	(18,871)
Cash and cash equivalents at beginning of year / period	74,814	13,952	47,278
Cash and cash equivalents at end of year / period	13,952	47,278	28,407

---

[5] For additional information refer to note 29 of the Consolidated Financial Statements

[6] Revaluation surplus refers to the revaluation of our fixed assets as of 31st December 2002. For further information please refer to chapter 11, "Operating and Financial Review".

8 STRATEGY AND PROSPECTS

Prior to our reorganisation and our initial public offering, our principal objective as the monopoly electricity supplier in Greece was to meet the country's electricity needs, as required by law. . Following the enactment of the Liberalisation Law and our transformation into a Société Anonyme, our primary focus has shifted to maximising shareholder value.

In order to meet that goal, our main strategic objectives are as follows:

- to maintain our leading position in the Greek electricity market,
- to continue restructuring to further reduce personnel, cut costs and improve efficiency of operations,
- to continue capital expenditure rationalisation and debt reduction, and
- to explore long-term growth opportunities.

Maintain leading position in the Greek electricity market

Despite the liberalisation of the Greek electricity market in 2001 and the granting of seven principal generation licences (for large gas-fired power stations with a total capacity of approximately 3,000 MW) and nine supply licences, we do not currently face meaningful competition, nor do we expect to do so from competing generating capacity before the end of 2005 at the earliest. Moreover, during the same period, we expect that independent suppliers will remain constrained by the limited interconnector capacity and the current low tariff levels in Greece.

We aim to sustain our leading position in the Greek electricity market by taking advantage of our lignite-driven, low-cost generation fuel mix. Our lignite-generated electricity, which is significantly cheaper than electricity generated from oil or natural gas, represented approximately 64% of our electricity generation in 2001. We believe that our exclusive rights to the extensive exploitable lignite reserves in Greece will allow us to maintain this competitive advantage. In addition, we will continue to build on our technical expertise, our commercial knowledge of the Greek electricity market, and our strong brand name. We continue to increase customer loyalty by improving our customer service offerings.

Revenue growth in the electricity industry is driven mainly by growth in consumption and by tariff increases. As electricity consumption per capita in Greece is currently low compared to other European countries, and the growth rate in Greece's gross domestic production is higher than the European Union average, we expect that, over the next few years, electricity consumption in Greece will grow at a faster rate than the EU average. Furthermore, tariffs in

Greece are currently lower than the European average for both residential and industrial customers. At such levels, they are unlikely to provide sufficient incentive for new generating capacity. We therefore believe that there is scope for tariff increases in the future. We believe that the competitive advantages of our low generation cost and our expertise in the Greek electricity market put us in a strong position to capitalise on its potential growth prospects.

Continue restructuring to further reduce personnel, cut costs and improve efficiency of operations

We are continuing to restructure our operations to further improve our competitiveness. Key objectives of our restructuring programme include achieving further personnel and cost reductions and delivering improved operating efficiencies.

Reduce personnel

We have set a target of reducing our staffing levels from their year-end 2000 level of31,645to approximately 25,000 employees by 2005. We intend to achieve this through natural attrition and constrained hiring. We have already made significant progress, reducing our staff to 28,795 as at 31st December 2002 (a reduction of approximately 9.2% from year-end 2000).

Reduce costs and improve operating efficiency

In addition to reducing staffing levels, we are pursuing our three-year cost-reduction plan, introduced in 2001. The goal of this plan is to reduce our non-fuel, non-personnel operating unit costs by increasing our operating efficiency to reflect best European industry practice. Our Chief Executive Officer sets key performance indicator targets annually, and each business unit reports progress on these targets and objectives on a monthly basis. We intend to reduce our non-fuel, non-personnel operating unit costs and increase our operating efficiency through the following steps:

- Optimise our maintenance activity. We will seek to further rationalise maintenance costs through implementation of preventive procedures for repairs and maintenance programmes focusing on probable fault areas.

- Invest in improving the efficiency of our operations. We are continuing to reduce costs through selective investments in improving the efficiency of our stations and equipment.

- Improve our inventory management, procurement practices and outsourcing procedures. We intend to further reduce the average age of our non-fuel supply inventories through improved inventory management. At the same time, we continue to further improve our procurement practices, and we intend to utilise our property portfolio more efficiently by continuing to reduce the number of our warehouses.

Continue our capital expenditure rationalisation and debt reduction

As part of the restructuring programme undertaken in 2000, we introduced measures to rationalise our capital expenditure and have implemented stricter financial criteria for assessing all investments. We reduced our total debt levels by approximately €864 million between 31st December, 2000 and 31st December, 2002. We expect this trend to continue in the future, having already achieved a debt-to-equity ratio of 1.29. More specifically, we aim to reduce our debt levels further, in order to achieve a ratio (adjusted for asset revaluation) of 1:1 by the end of 2005.

Explore long-term growth opportunities

We continue to explore long-term growth opportunities, including:

Expansion outside Greece

We continue to monitor investment opportunities in South-Eastern Europe region. Any new potential investments will be subject to strict investment criteria with a view to enhancing shareholder value.

Telecommunications

In 2001, we decided to expand our activities in telecommunications through Tellas S.A., our joint venture with the Italian company WIND, in which we own 50% minus one share. We believe that Tellas will benefit from our extensive electricity transmission and distribution network, our service infrastructure, our retail outlets and, subject to applicable laws, our customer database. We believe that we can gain significant synergies in the long term and economies of scale by sharing customer service points, back-office operations and brand name between our electricity and our telecommunications operations, subject to compliance with applicable legislation. Since the start of its operations on 3rd February, 2003, Tellas S.A. has been offering telecommunications services encompassing fixed wireless telephony and data/Internet. To date, it has been very positively received by consumers. Tellas S.A. has a target of achieving approximately 16% market share by 2005.

Development of Renewable Resources

As a complement to our existing energy operations, and as part of our commitment to minimise the environmental impact of our operations, we continue to invest in electricity generation from renewable resources and to pursue further business opportunities in this area.

9 DIRECTORS, MANAGEMENT, EMPLOYEES, SHARE CAPITAL AND SHAREHOLDERS

9.1 Organisational Structure



External Financial Audit
Board of Directors
11 members
Chairman
D. Papoulias
Internal Auditing Entity
Management Board
CEO
St. Nezis
Headquarters Departments
Support Units
Communication Department
Company Announcements Entity
Financial Business Unit
Human Resources & Organization Business Unit
Shareholder Services Entity
Mines Business Unit
Generation Business Unit
Transmission Business Unit
Distribution Business Unit

9.2 Board of Directors and Management

Our Board of Directors consists of 11 members. Six members of our Board (including the Chief Executive Officer) are elected by the general meeting of shareholders, as provided for in our articles of incorporation. Minority shareholders who voted in the special meeting for the election of the minority shareholders' representatives cannot participate in this election. Two members of our Board are elected as representatives of the minority shareholders by a special meeting of these shareholders, excluding the Hellenic Republic as a majority shareholder. A further two members are elected by our employees as their representatives, under the supervision of an election committee formed by the labour unions. Finally, one member of our Board is nominated by the Greek Economic and Social Committee, and appointed by a decision of the Minister of Development. Board Members are elected or formally appointed, as the case may be, for a term of three years. Members are eligible for re-election or re-appointment.

Currently, we have two members of the Board elected by minority shareholders. In accordance with our articles of incorporation, we convened a special meeting of minority shareholders on 20th February, 2002. Upon the election of those two members, two members of the Board who had been previously elected by the general meeting of shareholders, resigned. The members of our current Board of Directors, except for the representatives of the minority shareholders, were appointed by Ministerial Decision on 5th June, 2000. According to the presidential decree relating to the transformation of PPC into a Société Anonyme, the terms of the members of our current Board (except for the employees' representatives), were fixed for three years from the date of the general meeting of shareholders approving their appointment, or until 8th January, 2004. For this first term of service on the Board of the Société Anonyme, our current employees' representatives were appointed until the expiration of their original term (prior to our transformation into a Société Anonyme), or until 4th June, 2003.

The current composition of the Board of Directors is as follows:

Name	Position
Papoulias Demetrios	Chairman
Nezis Stergios	Chief Executive Officer and Deputy Chairman
Avramidis Vassilios	Member (representative of the employees)
Gargaretas Miltiadis	Member
Manos Ioannis	Member (representative of the minority shareholders)
Matsaridis Athanassios	Member (representative of the employees)
Souani Maria	Member (representative of the employees)
Theodoropoulos Spiridon	Member (representative of the minority shareholders)
Trapezanoglou Vassilios	Member
Tsamadou Eleni	Member
Vouyoukas Eleftherios	Member

The members of our Board of Directors own shares in our company, totaling 0.0062% of our issued share capital

Brief resumés of the members of our Board of Directors are set out below:

Demetrios Papoulias, Chairman. Dr. Papoulias is Chairman of our Board of Directors. He served as Chairman of the Board of the Hellenic Telecommunications Organisation (OTE) from 1996 to 1998, as Deputy Governor of the Hellenic Bank of Industrial Development (ETBA) from 1993 to 1995, and as Secretary General for the Public Sector at the Ministry of National Economy of Greece from 1985 to 1987. Dr. Papoulias is a professor at the

Department of Economic Sciences of the University of Athens, where he teaches Strategic Management and Operational Research. He holds a PhD from Oxford University, United Kingdom.

Stergios Nezis, Chief Executive Officer and Deputy Chairman. Mr. Nezis is our Chief Executive Officer and Deputy Chairman of our Board of Directors. In addition, Mr. Nezis has been Chairman of PPC Renewables S.A. since June 2000 and Chairman of TELLAS A.E. and PPC-Wind NPV Holding since June 2002. He served as Managing Director of APCO S.A. (now MORNOS S.A.) from 1981 to 1984, and as Managing Director and General Manager of Phosphoric Fertilizers Industry S.A. from 1984 to 1989. During the same period, he was a member of the Board and Executive Director of the Commercial Bank of Greece, responsible for the following industries in the Bank's group: Elefsina Shipyards (member of the Board of Directors), Juice and Tinned Products Industry (Chairman of the Board of Directors) and Hellenic Bags and Plastic Items Industry (Managing Director). Between 1989 and 2000, he was the Managing Director and General Manager of SCA Hygiene Products S.A., a subsidiary of the Swedish multinational SCA, responsible for Greece, Cyprus and the Balkans. Mr. Nezis holds a degree in Chemical Engineering from the National Technical University of Athens and a Master in Business Administration from the Athens University of Economics. He is a member of the Technical Chamber of Greece, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers and a member of the Board of the General Council of Federation of the Greek Industries.

Vassilios Avramidis, Director. Mr. Avramidis is one of the employees' representatives on our Board of Directors. He has been an employee in our company since 1979 on the technical staff in the Lignite Centre of Western Macedonia. He previously worked in the private sector as an engineer. From 1994 to 2000, he also served as President of the Labour Centre of Ptolemais, Eordea and has been a member of the General Council of the General Federation of Greek employees (GSEE).

Miltiadis Gargaretas, Director. Dr. Gargaretas is an engineer, and is currently the President of the Board of Directors of the HTSO. Dr. Gargaretas is also a special advisor on energy issues to the Minister of Development. He has been a freelance engineer in the construction sector since 1980. From 1981 to 1999, he served as special advisor to the Ministries of Environment, Planning and Public Works, Internal Affairs and Public Administration and Defense. He holds a B.Sc. in Power Engineering, a M.Sc. in Nuclear Power Stations and a Ph.D. in Electricity Networks from the Polytechnic University of Bucharest. In addition, he is a member of the Technical Chamber of Greece.

Ioannis Manos, Director. Mr. Manos has been one of the minority shareholders' representatives on our Board of Directors since February 2002. He studied Law at the University of Athens, and Economics and Political Science in Paris, Brussels and Geneva. He holds an LLM in Public Law and a PhD in Political Science. From 1974 to 1994, he served as Advisor to the Governor at the National Bank of Greece. From 1979 to 1988, he was also Professor at the Institute Technique de Banque and at the Conservatoire National des Arts et Métiers in France. In 1994, he was elected Secretary General of the Hellenic Banking Association and became a member of the Executive Committee of the European Banking Federation. From 2000 to 2002, he was President and Managing Director of the General Bank of Greece.

Athanassios Matsaridis, Director. Mr. Matsaridis represents PPC's employees on our Board of Directors as one of our employees' representatives. He has been an employee in our company since 1975. In 1988, he was elected a member of the Executive Committee of GENOP. In 1997, he was elected General Secretary of GENOP. A year later, he was elected to the prefecture council in the Prefecture of Kozani, Northern Greece. In 1999, Mr. Matsaridis was re-elected as General Secretary of GENOP.

Maria Souani, Director. Mrs Souani is an employee representative on our Board of Directors. She has been working in the Administration department of our company since 1987. She is a member of GENOP and GSEE.

Spiridon Theodoropoulos, Director. Mr. Theodoropoulos has represented minority shareholders on the Board since February, 2002. Mr. Theodoropoulos studied Economics at the University of Athens. He has served as Chairman of various companies in the food sector. Since 1986, he has been the major shareholder and Chairman of CHIPITA INTERNATIONAL S.A., a food company listed on the Athens Stock Exchange. He is also a member of the board of Titan Cement Co. In addition, he is Vice-Chairman of the Board of the Confederation of Greek Industries.

Vassilios Trapezanoglou, Director. Mr. Trapezanoglou is a General Manager at Piraeus Bank. He studied Mathematics in Thessaloniki, Applied Informatics in Grenoble, France and Regional Development in Athens. He joined Piraeus Bank in 1998 and was responsible for the Information Technology, Organisation and Electronic Channels division of Piraeus Bank up to April 2001. Since then, he has been responsible for retail banking products, electronic distribution channels, marketing and communication. From 1975 to 1998, he was IT Manager in Hellenic Aspropyrgos Refineries (1975-1981), IT and Organisation director of Motor Oil Hellas (1981-1991) and IT Director at Xiosbank (1992-1998). He has participated in several technical committees and councils. He was a member of the Board of the Greek Computer

Society (Association of Computer Scientists) from 1977 to 1986, and President from 1983 to 1986. He is a member of the Executive Jury, created by the European Union and the Confederation of European Academies of Engineers, which awards annual European IT prizes (ITEA).

Helen Tsamadou, Director. Mrs Tsamadou is an honorary lawyer. She has been a member of our Board of Directors since June 2000. Mrs Tsamadou was Manager at the legal division of the National Bank of Greece until February 2000. She is a graduate of the National and Kapodistrian University of Athens, Law School and the American University, Washington College of Law (LLM). She was an adviser to the Minister of Development and at present is an adviser to the Minister of National Economy and Finance on legal matters.

Eleftherios Vouyoukas, Director. Mr. Vouyoukas is an economist specialising in international energy issues. Since 1996, he has worked as a consultant, mainly for international organisations. Prior to 1996, he was head of the Economic Analysis Division at the OECD, where he had worked since 1990. He also worked as a senior economist at the Corporate Planning Department of BP plc between 1986 and 1990. Mr. Vouyoukas studied Economics and Econometrics at the Universities of Essex and Southampton in the United Kingdom and at Queen's University in Canada.

The business address of each of the members of the Board of Directors is 30 Chalkokondyli Street, Athens 10432.

The Chief Executive Officer and the General Managers comprise our Management Board. The General Managers are appointed by the Board of Directors for five-year terms of office, which may be renewed.

The current composition of the Management Board is as follows:

Name	Position
Stergios Nezis	Chief Executive Officer
Gregoris Anastasiadis	Chief Financial Officer
Georgios Manolopoulos	General Manager of Human Resources Business Unit
Konstantinos Kavouridis	General Manager of the Mining Business Unit
Konstantinos Panetas	General Manager of the Generation Business Unit
Konstantinos Vassiliadis	General Manager of the Transmission Business Unit
Nikolaos Gagaoudakis	General Manager of the Distribution Business Unit

Brief resumés of the members of our Management Board, as well as of the Head of our Internal Audit department, are given below:

Gregoris Anastasiadis, Chief Financial Officer. Mr. Anastasiadis became our Chief Financial Officer in November 2000. Prior to his current position, he had been the Chief Financial Officer of Panafon Telecommunication S.A. (now Vodafone S.A.) since 1993. He is currently a member of the Board of Directors of Tellas S.A., PPC-Wind NPV Holding and Larco. Mr. Anastasiadis has a degree in Economics from the Athens University of Economics and Business.

Georgios Manolopoulos, General Manager for Human Resources and Organisation. Mr. Manolopoulos has been the General Manager of Human Resources and Organisation since September 2000. Since November 2000, he has been a member of the Board of Directors of PPC Telecommunications S.A. From March 1995 to September 2000, he served as deputy General Manager of Administration. He has been employed in the Company in various positions since 1966. Mr. Manolopoulos holds a degree in Business Science from the Athens University of Economics and Business and a degree in Political Science from Panteion University of Social and Political Sciences.

Konstantinos Kavouridis, General Manager of the Mining business unit. Dr. Kavouridis has been the General Manager of our Mining business unit since September 2000. He is also the Chairman of DEH Telecommunications. He is a mining engineer with a PhD in Mining and Mineral Technology from Imperial College University of London. Since 1989, he has been an Associate Professor at the Technical University of Crete. Mr. Kavouridis has co-operated with private mines as production manager as well as with IGME, the Greek Institute of Geological and Mineral Exploration. He has more than 20 years' experience in the lignite industry, and has held different senior management positions within the Company. He is currently the Chairman of the Board of Directors of PPC Telecommunications S.A. From 1994 to 2000, he was the Director of Ptolemais-Amynteon Lignite Centre. Dr. Kavouridis is a member of the Executive Committee of CECSO, the European Association of Solid Fuels, the Coal Preparation Experts Committee of ECSC (European Coal and Steel Community), and the

General Department of Energy and Transport of the European Commission. He also represents PPC in DEBRIV, a German association of the Lignite industry.

Konstantinos Panetas, General Manager of the Generation Business Unit. Mr. Panetas has been the General Manager of the Generation business unit since September 2000. Prior to this, he was the General Manager of PPC Distribution for seven years. Since joining the Company in 1972, Mr. Panetas has served in various management positions and has represented the Company at international conferences and associations on numerous occasions. He is currently a member of the Board of -Directors of PPC Renewables S.A. and President of the Board of Directors of Vorinos Pellis S.A., a small hydroelectric project in northern Greece. Mr. Panetas has also been a member of the Board of Directors of DEPA since 1996. Mr. Panetas holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens.

Konstantinos M. Vassiliadis, General Manager of the Transmission business unit. Mr. Vassiliadis has been the General Manager of the Transmission business unit since October 2000. Prior to this assignment he had been, since July 1997, Managing Director and Chief Executive Officer of Electric Railways Athens Piraeus SA, which is the owner and operator of Athens Metro Line 1. In August 1996, Mr. Vassiliadis became the first director of operations of Attiko Metro S.A., and from this position, he set up the operation of the new Athens Metro Lines 2 and 3. He has spent a major part of his professional career in the design and construction of these lines, having worked both for the initial design team (1985-1991) and later (1992-1994) for the Olympic Metro Consortium. He is currently a member of the Board of Directors of Tellas S.A., PPC - Wind NPV Holding and the HTSO. Mr. Vassiliadis holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens and a Masters from the University of London.

Nikolaos Gagaoudakis, General Manager of the Distribution business unit. Mr. Gagaoudakis has more than 30 years' experience in the electricity industry, dealing primarily with transmission system projects. He has held various senior management positions in the Company. Mr. Gagaoudakis holds an Engineering degree from the National Technical University of Athens. He is the Vice President and Managing Director of DEH Telecommunications, and a member of the Board of Directors of HTSO.

The aggregate compensation of all members of our Board of Directors, of our Management Board and our Executive Officers listed above (or persons who have left or been replaced during 2001 and 2002) paid or accrued, for the 12 months ended 31st December, 2002 was approximately €1.6 million.

Ioannidou Thaleia, Head of Internal Audit Department

Ms Ioannidou joined PPC in 1986. Since then, she has worked as an Economist in various positions of responsibility. In March 2003, she was appointed Head of the Internal Audit Department. Ms Ioannidou is a graduate of the University of Piraeus and she holds a Masters degree from the University of Ottawa, Canada.

The business address for each of the members of the Executive Committee is 30 Chalkokondyli Street, Athens 10432.

We do not have a share option scheme for our directors or other employees.

No director has any interest in a transaction entered into by us or any of our subsidiaries which is or was unusual in its nature or conditions or significant as it relates to us and our subsidiaries as a whole and which was effected during the current or immediately preceding financial year or was effected during and earlier financial year and remains in any respect outstanding or unperformed.

No director has been granted by us or any of our subsidiaries a loan or any guarantee for his benefit.

9.3 *Corporate Governance*

Pursuant to the corporate governance law applicable to listed Sociétés Anonymes enacted in Greece in May 2002, and expected to come into effect June 2003, such companies are required to establish an internal audit department that will evaluate and monitor internal control procedures. According to the terms of this new law, the internal audit department should be supervised by up to three non-executive members of the Board of Directors. The current composition of our committee supervising the internal audit department is two non-executive members of the Board. These members are currently Mrs Tsamadou and Mr. Manos. Our Board resolved on 19th November, 2002 that our internal audit department will report to the Board and will be supervised by two of its non-executive members. Pursuant to the Board's decision 47/27.2.2002, our internal audit department will consist of five members for a term of three years, which can be renewed for another three years. Our Board of Directors further resolved on 28th March, 2003 that our internal audit department shall comprise Mrs Ioannidou, Mr Karatzas, Mr Tsirbas, Mr Ivaliotakis and Mrs Tzima-Giza, with Mrs Ioannidou as its head.

In order to comply with the requirements of the new corporate governance law, our shareholders appointed Mr. Nezis as executive member of the Board of Directors and the remaining ten directors as non-executive members of the Board at the extraordinary general meetings held on 15th and 22nd November, 2002. No independent directors were appointed, as two members of the Board already represent the minority shareholders.

Other provisions of the new law require us to establish internal regulations, which will cover the operations of the internal audit department. These regulations will also include, *inter alia*, provisions for procedures to monitor stock exchange transactions and other related party transactions of the members of our Board of Directors, our General Managers and other persons who could be considered insiders of the Company. The new law also requires members of a Board of Directors and any third parties to whom certain board functions have been delegated to inform the Board of any conflicts of interest or interested transactions. Our Board of Directors resolved on 19th November, 2002, that we will establish internal regulations provided for by law; and approved on 22nd April, 2003, certain internal resolutions which prescribe regulations and rules for the operation of the internal audit department.

In order to comply with the requirements of the law, we have established an investor relations department and a company announcement department.

9.4 Persons who may perform Stock Exchange Transactions under restrictions

Pursuant to the new corporate governance law, those members of our Board of Directors, our General Managers and other persons who could be considered insiders of the Company who are required to perform stock exchange transactions under certain restrictions are listed in the table below:

Name	Position
Papoulias Dimitrios	Chairman
Nezis Stergios	Chief Executive Officer and Deputy Chairman
Avramidis Vassilios	Member
Gargaretas Miltiadis	Member
Manos Ioannis	Member
Matsaridis Athanassios	Member
Souani Maria	Member
Theodoropoulos Spiridon	Member
Trapezanoglou Vassilios	Member
Tsamadou Eleni	Member
Vouyoukas Eleftherios	Member
Anastasiadis Gregoris	Chief Financial Officer
Manolopoulos Georgios	General Manager of Human Resources and Organisation
Kavouridis Konstantinos	General Manager of the Mining Business Unit
Panetas Konstantinos	General Manager of the Generation Business Unit
Vassiliadis Konstantinos	General Manager of the Transmission Business Unit
Gagaoudakis Nikolaos	General Manager of the Distribution Business Unit
Deloukas Emmanouil	Legal Counselor
Lorentziadis Spyridon	Auditor (Arthur Andersen)
Konstantinou Dimitrios	Auditor (Ernst & Young)
Tsikripis Konstantinos	Director of Financial and Administrative Control Department
Ioannidou Thaleia	Head of Internal Audit Department
Beskou Maria	Director of Communication Department
Aggelopoulos Georgios	Director Financial Department
Exakoustidis Eleftherios	Chief Accountant
Koutroulis Efthimios	Head of Accounting Section
Onasoglou Marianthi	Head of Investor Relations Entity
Hellenic Republic	Shareholder (more than 20%)
DEH RHODES A.E. (ex KOZEN HELLAS S.A.)	Subsidiary
PPC RENEWABLES A.E.	Subsidiary
PPC TELECOMMUNICATIONS S.A.	Subsidiary

9.5 *Employees*

We had a total of 28,795 full-time employees at 31st December, 2002. The following table shows a breakdown of employees by category on the dates indicated:

	31st December		
	2000	**2001**	**2002**
Category:			
Administration	3,823	2,892	2,815
Generation	6,934	6,647	6,518
Transmission	2,148	1,784	1,750
Distribution	12,283	11,906	11,597
Mining	6,457	6,224	6,115
Total	31,645	29,453(1)	28,795(2)

(1) Excluding 920 and 158 employees transferred to the PIO and HTSO respectively.

(2) Excluding 165 employees transferred to the HTSO.

We are currently pursuing a policy of workforce rationalisation, through a combination of natural attrition and constrained hiring, pursuant to which only one of every ten retirees will be replaced by a new hire.

Approximately 92% of our employees, including management, belong to unions. Over 80% of all employees belong to GENOP, the largest union in Greece, with the balance belonging to two smaller unions, the New Federation of Personnel and the Federation of PPC Personnel. Management are non-participating members of unions.

We believe that our relations with our employees and our unions are generally good, despite certain claims of employees and pensioners against us. As a result, we have not experienced any significant industrial disputes, strikes or other work stoppages since August 1992, though we do experience occasional strikes. Our management expects this situation to continue in the future, since it co-operates with the unions to ensure stable labour relations.

Wages are set pursuant to the guidelines of our personnel charter and collective labour agreements. Each year, our management and representatives of GENOP negotiate a collective labour agreement that sets wage increases and other labour practices. Since GENOP represents the majority of our employees, it is the union with which we are required by law to negotiate. Our collective labour agreements are usually for a one-year period, except for the most recent agreements for 1999 and 2001, which were for two years. The latest collective labour agreement resulted in annual wage increase of approximately 6% for the year 2002.

In addition, our employees receive certain benefits in kind. We fund four daycare centers and two camping facilities operated by the PIO. Our employees and pensioners receive up to 18,000 KWh of electricity per household per year at a reduced price. The average discount rate is 50%.

Pension benefits

Our employees receive pension, healthcare and welfare benefits as required by Greek law and the collective bargaining agreements with our unions.

Under Greek law, prior to 31st December, 1999, we paid pensions and related employee benefits out of our overall income, rather than out of a separate fund as the liability arose, since we had no obligation to make employer contributions according to a defined contribution formula. No separate funds or financial reserves were maintained to cover current or accrued pension liabilities.

Since 1st January, 2000, our employees and pensioners have been covered by the Public Power Corporation Personnel Insurance Organisation (the "PIO"), a specific pension fund established for us under the Liberalisation Law. The PIO is a public entity supervised by the Hellenic Republic. It has taken over our responsibility for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, as well as certain other social security expenses. We are no longer obliged to make any payments in respect of pensions or healthcare (as we had been prior to 1st January, 2000) and we have, in effect, no pension liability except as described below. All employer, employee and pensioner contributions are paid to the PIO.

Those of our employees who were transferred to the HTSO belong to our payroll and are covered by the PIO. The HTSO, in turn, is obliged to cover all related expenses that we incur, including employer contributions and administrative costs.

9.6 *Description of our share capital*

Our initial share capital, created by Presidential Decree 333/2000, was GRD 220 billion (€645.6 million), divided into 220 million registered shares with a nominal value of GRD 1,000 each. Our shareholders' extraordinary general meetings held on 16th and 22nd November 2002 approved a capital increase through the issuance of 12 million common registered shares with a nominal value of GRD 1,000 each, and the listing of PPC's shares on the Athens

Stock Exchange and their admission for trading, in the form of Global Depositary Receipts, to the London Stock Exchange. Following the completion of the initial combined offering of our shares by PPC and the Hellenic Republic on 12th December 2001, our total paid-up share capital increased to GRD 232 billion (€680.9 million), comprising 232 million shares.

By a decision of our shareholders at the extraordinary general meeting held on 6th June 2002, our share capital and the nominal value of our shares were converted into s by means of a share capital reduction of €1.09 million, which allowed for the rounding-up of the nominal value of our shares to €2.93 each.

Our shareholders' extraordinary general assemblies held on 15th and 22nd November 2002 approved the increase of our share capital by €387,440,000 by increasing par value per share by €1.67. For this increase, we used the reserve resulting from the conversion of the share capital from Greek drachmas to the and we capitalised part of the fixed assets' statutory revaluation surplus. As a result, PPC's share capital amounts to €1,067,200,000, divided into 232,000,000 common shares of €4.60 par value each.

9.7 Capitalisation

The following table sets out our capitalisation as at 31st December, 2002. You should read this table together with our financial statements and the related notes contained elsewhere in this annual report.

	As at 31st December, 2002 (€ thousands)
Debt [7]	
Short-term borrowings	103,400
Current portion of long-term debt	749,595
Long-term debt, net of current portion	3,377,534
Total Debt	4,230,529
Shareholders' equity	
Share Capital	1,067,200
Additional paid-in capital	106,679
Revaluation surplus	2,547,711
Reversal of fixed assets' statutory revaluation surplus included in share capital	(947,342)
Retained earnings and reserves	512,677
Total Shareholders' Equity	**3,286,925**
Total Capitalisation	**7,517454**

[7] Our long-term debt represents unsecured obligations. You should read notes 23 and 28 to the consolidated financial statements for a description of our short-term borrowings and long-term Debt

Cash and cash equivalents	**28,407**

There has been no material change to our capitalisation since 31st December, 2002.

9.8 Shareholding

The Company's shareholding structure as at 31.12.2002 was as follows:

Shareholders	Number of Shares	(%)
HELLENIC REPUBLIC	165,376,604	71. 28%
FREE FLOAT	66,623,396	28.72%
TOTAL	**232,000,000**	**100.00%**

It should be noted that we are not aware of any shareholders, other than the Hellenic Republic and Fidelity Group, which hold, either directly or indirectly, an amount greater than 3% of our share capital.

In total, our Board of Directors holds shares equal to 0.0062% of our share capital.

Until the listing of PPC's shares on the Athens Stock Exchange and their admission for trading, in the form of Global Depositary Receipts, to the London Stock Exchange, our only shareholder was the Hellenic Republic. In the context of our Initial Public Offering, the Hellenic Republic sold 21,871,710 PPC shares through a public offering in Greece and private placements abroad. In addition, we offered, through private placement, shares to our employees. Retail investors, who would hold their shares for a [minimum] six-month period, would receive one bonus share for every ten shares, up to a maximum of 200 shares per investor. Accordingly, employees who held their shares for a 12-month period would receive one bonus share for every ten shares, up to a maximum of 200 shares per employee. As a result, we allotted 489,226 shares to retail investors who held their shares for six months, and 147,186 shares to employees who held their shares for 12 months.

In December 2002, the Hellenic Republic and DEKA sold 25,624,000 and 5,000,000 existing shares respectively, through a public offering in Greece and private placements abroad and to our employees. The Hellenic Republic shall allot one bonus share for every ten shares held for a six-month or 12-month period to retail investors and our employees respectively, up to a maximum of 200 shares per investor or employee.

On the 31st December, 2002 the Hellenic Republic owned approximately 71.28% of our issued share capital, while 28.72% was free floating. Pursuant to the Liberalisation Law, the

Hellenic Republic's participation in our share capital may not be less than 51% of the voting shares in existence at any time. This requirement can only be challenged by legislation.

It is noted that on 6th March 2003, we transferred 8,838,670 PPC shares (3.81% of our share capital) held by the Hellenic Republic to the PIO, according to the 2/76233/0025/6.3.2003 decision by the Minister of Finance.

9.9 *Form and transfer of shares*

Our ordinary shares are in registered and dematerialised (book-entry) form. Transfers of ownership of dematerialised shares are effected through the ASE and the CSD by registration of the transaction in the CSK's records. The securities accounts of the investors are credited and debited by the account operators after each transaction. Transfers may also be effected, subject to certain requirements pursuant to Law 3632/1928, through an ""off-exchange" transaction under a written agreement. A copy of this agreement, together with a form indicating the securities accounts of the parties, must be delivered to the CSD, which subsequently registers the transfer in its records.

The CSD issues certificates to shareholders containing provisions regarding the status of the shareholders, the share identification data, the number of shares owned, the reason for the certificate's issuance, and any possible encumbrances over the shares. These certificates are issued by the CSD following a shareholder's request addressed to the CSD, either directly or through an account operator. Certificates may also be issued directly by an account operator through the Dematerialised Securities System ("DSS"), following a shareholder's request to the account operator, provided that the shares for which the certificates are requested are held through an account managed by the account operator. The person whose name appears in the CSK's records will be considered to be the shareholder of a dematerialised share.

Pursuant to Greek law and under limited circumstances, companies may purchase their own shares. The most common of such circumstances is the acquisition of shares by a company for the purposes of distribution of the company's shares to its employees or to the employees of an affiliated company.

In addition, companies whose shares are listed on the ASE may acquire, directly or through a third party, shares representing up to 10% of their own share capital. This process allows stabilisation of a company's share price in circumstances where it is believed that the share price is substantially lower than that which would correspond to the state of the market, given the financial condition and prospects of the company. According to Greek company law, the decision to stabilise is taken by the company's general meeting of shareholders on the basis of a 20% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general meeting, plus one share. According to our articles of incorporation, a 50% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general meeting, plus one share, is required for us to take a decision to stabilise. The decision of a company's board of directors to convene a general meeting and the decision of the general meeting of the shareholders must be communicated to the ASE and the CMC. The purchased shares must be fully paid-up and acquired from the market and the Collective Investments in Tradeable Securities Organisations ("OSEKA"); otherwise, the purchase may be declared invalid by the CMC. The purchased shares must be sold or distributed to the company's employees within three years of their purchase, or else they must be cancelled. The board of directors must communicate both the decision to sell and the decision to cancel to the ASE. In addition, the decision to sell must be published in at least two daily newspapers with circulation throughout Greece, at least 10 days in advance of the purchase, and any decision to cancel the purchase must be communicated to the Ministry of the National Economy. All shares acquired by us cannot be voted, but may be taken into account for the purpose of assessing a quorum.

9.10 Disclosure requirements

When, as a result of a transfer of shares listed on the ASE, a person owns or indirectly controls a percentage equal to or greater than 5%, 10%, 20%, 33%, 50% or 66% of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the ASE of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose securities are listed on the ASE and that person's interest increases or decreases by more than 3% (or 1% when the shares of the company have been listed on the ASE for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the ASE authorities within one calendar day, and at the latest one hour prior to the commencement of the ASE session that follows the transaction.

Decision 14212/1/195/19.07.2000 of the CMC regulates the public take-over bid for securities that are listed on the ASE. Pursuant to this decision, anyone who proceeds with a take-over bid for a public company must address to the shareholders a bid for the acquisition of at least 50% of the total number of shares of that company, specifying the minimum number of shares which must be accepted for the bid to remain in force. In addition, any person who acquires shares and as a result of such acquisition holds more than 50% of the total voting rights of the company for whose shares he is bidding, is obliged within 30 days to make a public take-over bid for the remaining shares of that company (subject to certain exceptions and qualifications).

Such a public take-over bid must be announced, prior to its announcement to the public, to the CMC and the board of directors of the target company; and within the next day, in the Daily Price Bulletin of the ASE, one major daily newspaper, one major financial newspaper, and if the company is listed on a foreign stock exchange, in a financial newspaper at the registered seat of that foreign stock exchange. The bidder must also issue and make public (following the approval of the CMC) an information memorandum containing certain data required by the CMC. The results of the bid are to be published within 48 hours of the end of the acceptance period.

If a shareholder holds 10% or more of any class of shares of a listed company and intends within three months or less to acquire or transfer shares of the same class representing more than 5% of the share capital of the company, then the shareholder must notify the ASE of the intended transaction volume, the time period within which the transactions will be effected, and the brokerage company through which the transactions will be effected.

For 30 days from the end of the period for which quarterly financial statements of the company are being issued, or for a shorter time period until the publication of such financial statements, as well as from the time any confidential information comes to their possession in any way, shareholders holding more than 20% of the share capital of a company, members of a company's board of directors, executive officers of a company, a company's internal auditors and legal counsel, as well as a company's affiliates, may effect transactions in shares of the company or in derivatives related to shares of the company or its affiliates, only after prior notification to the board of directors of the company and publication of such notification in the Daily Price Bulletin of the ASE at least one day prior to the transaction.

9.11 Voting rights and restrictions

Each share gives the holder the right to cast one vote at a general meeting of shareholders. Should the participation percentage of a shareholder or affiliated companies exceed 5% of our share capital, such shareholder will not have the right to be present and vote at the general meeting for that part of his holding which exceeds 5%.

Banks and other organisations with registered officers abroad which, according to the laws of the country of their establishment based on the shares they hold, issue titles or depository receipts representing shares (and provided such titles have been issued in favour of a particular shareholder at a percentage above 5%), will not have the right of presentation and voting in favour of the specific shareholder for the percentage of the shareholder's holdings exceeding 5%.

The Hellenic Republic cannot, by law, hold less than 51% of our voting shares after each increase of share capital.

9.12 Dividends

For the year ended 31st December, 2001, we paid our shareholders an interim dividend of € 0.38 per share. It is our intention to propose a dividend payment for the year 2002 of €0.50 per share, subject to Board recommendations and shareholder approval.

We may only pay dividends out of profits for the preceding financial year. Any distributable reserves after the annual financial statements are approved by the general meeting of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital.

According to our articles of incorporation and Greek company law, we are required to pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. According to Law 148/1967, as amended, a company's general meeting, acting with the majority of at least 65% of the paid-up share capital, may decide not to pay the minimum dividend. In this case, the undistributed dividends of up to at least 35% of the net profits for that year are transferred to a special reserve account. This reserve account must be capitalised within four years from its formation by the issuance of new shares, which are distributed to the shareholders as a share dividend. By a resolution of the general meeting, passed by a majority representing at least 70% of the paid-up share capital, the undistributed dividends can be transferred into reserves or otherwise applied. Under our articles of incorporation, the general meeting of shareholders can decide to distribute any net profits remaining after allocation to the ordinary reserve and distribution of the minimum dividend through the issuance of new shares, which are distributed to the shareholders as share dividends. This decision requires an Increased Quorum and Increased Majority, each as defined below. However, the decision not to distribute a dividend of net profits equal to 6% of the share capital would require a unanimous decision of all shareholders present at a general meeting of our shareholders.

Within six months following the end of our financial year, an annual general meeting of our shareholders is convened to approve our financial statements and the distribution of a dividend to shareholders with respect to the previous financial year. The annual general meeting is duly convened when a quorum representing one-third of the paid-up share capital is present. Decisions of the annual general meeting are taken by an absolute majority of voting shareholders in attendance. The amount approved for distribution shall be paid to shareholders within two months of the resolution approving our annual financial statements. Dividends not claimed by shareholders within five years of their distribution are forfeited in favour of the Hellenic Republic.

According to Greek company law, we may pay interim dividends with the approval of the Board of Directors if, at least 20 days before such payment, our interim financial statements are submitted to the Greek Ministry of Development and published in the Greek Government's Gazette and in a Greek financial newspaper. Such dividends cannot exceed one half of the net profits as set forth in the interim financial statements. The Board of Directors has the authority to declare and pay such dividends without obtaining the approval of shareholders at the general meeting.

Finally, according to our articles of incorporation and Greek company law, no distribution may be made if at the end of the last financial year our own funds as shown in the balance sheet are lower, or will be lower after the distribution, than the aggregate of the share capital and the reserves that may not be distributed.

9.13 General meeting of shareholders

Pursuant to our articles of incorporation and Greek company law, the general meeting of shareholders (which is the supreme corporate body of a Greek Société Anonyme) is entitled to decide on any and all company affairs. Its resolutions are binding on our Board of Directors and Executive Officers as well as all shareholders, including those absent from the general meeting and those dissenting.

The general meeting is the only competent body to decide, among other matters: (a) the extension of the duration of our company, our merger, revival, de-merger or dissolution; (b) amendments to our articles of incorporation; (c) increases or reductions of our share capital (except for increases authorised by the Board of Directors, as described below); (d) the issuance of bonds or convertible bonds (except for the issuance of convertible bonds authorised by the Board of Directors, as described below); (e) election of members of the Board of Directors and the Chairman; (f) the appointment of auditors and liquidators; (g) the distribution of annual profits; (h) the approval of the annual financial statements; (i) transformation of the company into a different corporate form; and (j) the release of the Board of Directors and auditors from liability upon acceptance of the financial statements.

The ordinary general meeting is in principle convened by the Board of Directors and is held regularly within six months of the end of each financial year. The Board may convene an extraordinary general meeting as and when it deems necessary. According to our articles of incorporation and Greek company law, chartered auditors are also entitled to request the Chairman to convene an extraordinary general meeting within ten days of the notification of such request.

A simple quorum for our general meeting is met whenever shareholders holding at least 50% of the paid-up share capital are present or represented at the meeting ("Simple Quorum"). If a Simple Quorum is not achieved, the general meeting convenes again within 20 days from the date of the previous meeting. At such adjourned meeting, the general meeting is in quorum and decides lawfully on all items of the initial agenda whenever shareholders holding 20% of the paid-up share capital are present or represented at the meeting. In case such quorum is not obtained, the general meeting convenes again within 30 days from the date of the previous meeting. At this subsequent meeting, the general meeting is in quorum and may decide on all items of the initial agenda irrespective of the number of shareholders present.

Certain extraordinary resolutions by the general meeting require, however, an increased quorum of two-thirds of the paid-up share capital, present either in person or by proxy ("Increased Quorum"). These extraordinary resolutions include: (a) a change in our objects; (b) an increase in the obligations of shareholders; (c) an increase in our share capital, if such increase is not made pursuant to a decision of our Board of Directors in accordance with our articles of incorporation, or enforced by law, or made after a capitalisation of reserves; (d) a reduction of our share capital; (e) the limitation or waiver of the pre-emptive rights of our shareholders where an increase in our share capital is not effected through a contribution in kind or the issuance of convertible bonds; (f) the merger, de-merger, conversion, extension of duration or dissolution of our company; (g) the issuance of a loan by bonds convertible into shares, if this issuance is not made pursuant to a decision of our Board of Directors in accordance with our articles of incorporation; (h) the granting or renewal of the power of the Board of Directors to increase our share capital; (i) any amendment to provisions of our articles of incorporation governing the definition and use of increased quorum and majority; (j) the alteration of our way of disposing of profits; and (k) change of our nationality.

In the event that an Increased Quorum is not achieved, the general meeting is adjourned and the required quorum at the adjourned general meeting is met when shareholders representing at least 50% of the paid-up share capital are present. Furthermore, where this 50% is not achieved, the adjourned general meeting will be quorate when shareholders representing at least one-third of the paid-up share capital are present or represented by proxy.

In general, resolutions at a general meeting are passed by a simple majority of the votes present or represented by proxy ("Simple Majority"). However, when an Increased Quorum is required, resolutions at a general meeting are passed by a majority of two-thirds of the paid-up share capital present or represented by proxy ("Increased Majority"). The same rule applies in case of any adjourned general meeting requiring an Increased Quorum.

9.14 Issue of ordinary shares and pre-emptive rights

Our share capital may be increased pursuant to a decision adopted by a general meeting of shareholders. This decision of a general meeting requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, a second general meeting will be held that will require a quorum of 50% of the paid-up share capital; and if such quorum is again not achieved, the quorum requirement for the third general meeting decreases to one-third of the paid-up share capital. This decision of a general meeting must be adopted by a majority of two-thirds of the votes present or represented thereat. In all cases where our reserves exceed 25% of the paid-up share capital, a decision of a general meeting with Increased Quorum and Increased Majority is required to increase our share capital.

For a period of five years after incorporation as a Sociétè Anonyme, our share capital may be increased, pursuant to a decision taken by a two-thirds majority of the Board of Directors, (a) by an amount not exceeding the initial paid-up share capital (0 645.6 million) or (b) by taking out a loan or issuing bonds convertible into shares up to an amount not exceeding half of the paid-up share capital. The general meeting of shareholders may increase our share capital by the issue of new shares up to an amount no greater than five times the initial paid-up shares capital (0 645.6 million) pursuant to a decision taken by a Simple Quorum and Simple Majority of the shareholders at a general meeting. Authorisations may be renewed by a resolution of the shareholders in a general meeting for a period of time not exceeding five years in each case. Thereafter, under our articles of incorporation and Greek company law, the Board of Directors may increase our share capital by issuing new shares or by taking out a loan or issuing bonds convertible into shares for the first period of five years after incorporation and, after the end of such period, pursuant to a grant of authority under a decision of a general meeting which requires a quorum of two-thirds of the paid-up share capital and a majority of two-thirds of the votes present or represented at the general meeting. The share capital increase may not exceed one-half of the amount of the paid-up share capital at the date when this authority was granted to the Board of Directors. The decision of the Board of Directors must be approved by a two-thirds majority of the Board . The Board's authority is granted for a five-year period, and may be renewed by a general meeting for a further five-year period. If our reserves exceed one quarter of the paid-up share capital, a decision by our general meeting of shareholders taken by an Increased Quorum and Increased Majority is always required for an increase of our share capital.

An increase of our share capital approved under the preceding paragraph will not require an amendment to the articles of incorporation. Any other increase of our share capital must be effected by amending the articles of incorporation. All share capital increases which are not effected through contributions in kind, or by issuing bonds convertible into shares, shall be offered on a pre-emptive basis to the existing shareholders according to their shareholding participation in our company, unless the pre-emptive rights of the shareholders have been limited or waived by a decision of a general meeting. This decision of a general meeting requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, the quorum requirement decreases to 50%, and then to one-third of the paid-up share capital. The required majority for a decision of a general meeting is an Increased Majority. If and to the extent that the existing shareholders do not exercise their pre-emptive rights within the prescribed period (which must be at least one month), the Board of Directors can dispose of the surplus shares.

9.15 Rights of minority shareholders

Our articles of incorporation and Greek company law provide that upon request by shareholders representing 5% of our paid-up share capital, (a) the Board of Directors is obliged to convene an extraordinary general meeting of shareholders within 30 days of the request; (b) the chairman of the general meeting is obliged to allow one postponement of the adoption of resolutions by general meeting, provided an adjourned meeting is convened within 30 days to reconsider the resolutions; (c) the resolution of any matter included on the agenda for the general meeting is adopted by a roll call; (d) the Board of Directors must disclose to the general meeting any amounts paid to the directors, our senior management or to our employees during the course of the last two years and any agreement concluded between our company and such persons; and (e) the Board of Directors must provide information concerning the affairs of our company useful for the evaluation of the items on the agenda, although the Board of Directors can refuse such a request based on reasonable grounds, which must be recorded in the minutes in accordance with our articles of incorporation and Greek company law.

Shareholders representing 5% of our paid-up share capital have the right to request a competent court to order an investigation of our company if it is believed that actions taken by the Board of Directors have violated applicable law or our articles of incorporation.

Shareholders representing one-third of our paid-up share capital have the right to request a competent court to review our operations, when it is believed that we are not properly managed. Shareholders representing one-third of the paid-up share capital have the right to request the Board of Directors, even if they are represented on the Board of Directors, to provide them with information on the conduct of our business. The Board is obliged to provide such information, although it can refuse such a request on reasonable grounds, which must be recorded in the minutes in accordance with law and our articles of incorporation.

9.16 Rights on liquidation

A liquidation procedure involves the dissolution of our company either (a) after expiration of the initial duration period of our company, or (b) following a relevant decision of the general meeting taken by a quorum of shareholders representing two-thirds of our paid-up share capital being present or represented at the general meeting and two-thirds voting majority of the shareholders present or represented in such general meeting. During liquidation, a general meeting has the authority to designate at least two liquidators who have all the rights ordinarily held by the Board of Directors. One of the liquidators represents the minority shareholders. The Board of Directors ceases to exist upon the appointment of the liquidators.

Upon the passing of the resolution on liquidation, the liquidator(s) shall drawup an inventory of all our assets, complete pending transactions and sell our assets to the extent necessary to discharge our liabilities (excluding all amounts owed to the shareholders). Following the discharge of all our liabilities, the Board of Directors or the liquidator(s), as the case may be, shall reimburse the shareholders in full satisfaction of all amounts due to each of them in respect of their initial or further capital contributors and shall distribute to the shareholders pro rata the remaining Company assets.

During the liquidation procedure, the general meeting is entitled to all rights under our articles of incorporation and Greek company law.

10 APPENDIX

Audited consolidated financial statements as of 31st December,.2002

PUBLIC POWER CORPORATION S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

INDEPENDENT AUDITORS' REPORT

To:
The Shareholders of Public Power Corporation S.A.

1. We have audited the accompanying consolidated balance sheet of Public Power Corporation S.A. (the "Company"), a Greek corporation, as of 31st December 2002 and the related consolidated income statement, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2. Except as discussed in paragraph 4 below, we conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant judgments and estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. The Company supplies electricity to the beneficiaries of the Public Power Corporation Personnel Insurance Organization ("PIO") at reduced tariffs. As further explained in Note 14 to the accompanying financial statements the Company is in dispute with PIO as to who is responsible for bearing the cost of this benefit. During 2002, the Company determined and accounted for the present value of the above liability, which at 31st December 2002, on an actuarially determined basis, amounted to approximately Euro 217 million, by setting a provision, as follows: (a) Euro 213 million representing the above liability as of 30th June 2002, net of the related deferred tax asset, by directly recording it as a charge against equity and (b) Euro 4 million by a direct charge to the income statement. Although events giving rise to the liability discussed above occurred and were known to management subsequent to 31st December 2001, the major part of the provision was recorded directly to equity rather than the income statement for the year ended 31st December 2002, as the Company made use of the provisions of a special law that allows such accounting treatment. Had the Company recorded the total amount of the provision in the income statement, net income and earnings per share for the year ended 31st December 2002, would be decreased by approximately Euro 138 million and Euro 0.60, respectively.

4. As further explained in Note 7 to the accompanying financial statements, the Company during 2002 proceeded with the further development and analysis of its fixed asset register. Such process has been substantially completed with the exception of the Distribution Network for which the development and analysis currently achieved by the Company, does not permit the verification of the fixed assets relating to the Distribution Network through a physical count, on a test basis.

5. In our opinion, except for the effect on the income statement for the year ended 31st December 2002 of the accounting for the provision discussed in paragraph 3 above, and such adjustments, if any, as might have been disclosed had we been able to perform the audit tests and procedures necessary as discussed in paragraph 4 above, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Power Corporation S.A. as at 31st December 2002 and of the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

6. Without qualifying our report we draw attention to the following:

   a. As further explained in Note 14 to the accompanying financial statements, the Company is in dispute with PIO as to who is responsible for bearing the cost for supplying energy to PIO beneficiaries at reduced tariffs. At 31st December 2002, the Company claims from PIO the amount of Euro 38 million resulting from the supply of energy to PIO pensioners at reduced tariffs for the period from 1st January 2000 to 31st December 2002. Following the rejection of the above claim by PIO during the third quarter of 2002, the Company recorded to the income statement a provision of approximately Euro 18 million. The necessity and/ or adequacy of the above provision as well as of the provision of Euro 217 million, also referred to PIO, discussed in paragraph 3 above depends on the final outcome of the dispute with PIO.

   b. As discussed in Note 7 to the accompanying financial statements. The Company in accordance with the provisions of Art. 10 of Law 2941/2001 engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of 31st December 2000. The appraisal resulted in a surplus of approximately Euro 2.5 billion. Based on the above law, the results of the above appraisal were reflected in the Company's books during its first fiscal year (1st January 2001 to 31st December 2002), following its transformation into a societe anonyme. For reporting purposes, under International Financial Reporting Standards, the Company recorded the appraisal results at 31st December 2002. The future annual depreciation expense increase, as a result of the appraisal discussed above, is estimated to approximately Euro 225 million.

Ernst & Young

Athens, Greece
22nd April 2003

PUBLIC POWER CORPORATION S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002
(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2002
(Expressed in thousands of Euro)

ASSETS	Note	December 2002	December 2001
Non-Current Assets:			
Property, plant and equipment, net	7	8.987.619	6.247.492
Intangible assets, net	8	2.219	3.941
Investments in associates	9	29.240	2.298
Other non-current assets	10	13.448	21.825
Deferred income tax assets	29	136.658	96.283
Total non-current assets		9.169.184	6.371.839
Current Assets:			
Materials, spare parts and supplies, net	11	558.433	560.009
Trade receivables, net	12	560.543	537.938
Other receivables, net	13	79.265	114.339
PPC Personnel Insurance Organisation	14	61.294	167.759
Other current assets	15	6.166	6.016
Derivative Assets	16	8.740	0
Marketable and other securities	17	12.567	27.328
Cash and cash equivalents	18	28.407	47.278
Total current assets		1.315.415	1.460.667
Total assets		10.484.599	7.832.506
LIABILITIES AND EQUITY			
EQUITY:			
Share capital	19	1.067.200	680.851
Share premium	19	106.679	106.679
Legal reserve	20	11.127	0
Revaluation Surplus		2.547.711	0
Reversal of fixed assets' statutory revaluation surplus		(947.342)	(531.777)
Reserves	21	208.436	219.397
Retained earnings (deficit)		293.329	(12.814)
Total equity		3.287.140	462.336
Non-Current Liabilities:			
Long-term debt, net of current portion	23	3.377.534	4.411.777
Provisions	24	429.530	184.872
Deferred subsidies & customers' contributions	25	1.195.147	1.102.597
Deferred income tax liability	29	26.771	105.177
Other non-current liabilities	26	344.434	332.690
Total non-current liabilities		5.373.416	6.137.113
Current Liabilities:			
Trade and other payables	27	581.533	501.044
Short-term borrowings	28	103.400	2.104
Current portion of long-term debt	23	749.595	426.406
Derivative liability	16	80.543	69.382
Income tax payable		200.269	126.676
Accrued and other current liabilities	30	108.703	107.445
Total current liabilities		1.824.043	1.233.057
Total liabilities and equity		10.484.599	7.832.506

Exchange rate used for the convenience translation of amounts for year 2001: GRD 340.75 to Euro 1.00 (see Note 5).
The accompanying notes are an integral part of this balance sheet.

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002
(Expressed in thousands of Euro - except per share data)

	Note	2002	2001
REVENUES:			
Revenue from energy sales		3.318.430	3.052.957
Other		102.276	38.430
	32	3.420.706	3.091.387
EXPENSES:			
Payroll cost	33	767.445	731.034
Lignite		405.998	398.539
Liquid fuel		456.392	435.090
Natural gas		272.650	314.163
Depreciation & amortization	34	243.552	216.032
Energy purchases		149.345	122.988
Materials and consumables		72.357	69.382
Transmission system usage	2	69.063	8.147
Utilities & maintenance		64.479	65.450
Third party fees		15.668	23.648
Taxes and duties		22.516	21.092
Provision for risks		32.533	10.271
Provision for slow-moving materials		13.948	10.227
Provision for doubtful accounts		27.122	8.875
Other expenses	35	57.392	48.053
PROFIT FROM OPERATIONS		750.246	608.396
Financial expenses	36	(232.284)	(268.569)
Financial income		16.914	19.639
Foreign currency gains/ (losses), net		43.434	7.686
Other income/ (expense), net	37	14.622	31.351
PROFIT BEFORE TAX		592.932	398.503
Provision for income taxes	29	(112.970)	(146.668)
PROFIT AFTER TAX		479.962	251.835
Earnings per share, basic and diluted		2.07	1.14
Weighted average number of shares		232.000.000	220.657.534

Exchange rate used for the convenience translation of amounts for year 2001: GRD 340.75 to Euro 1.00 (see Note 5).
The accompanying notes are an integral part of this statement.

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
(Expressed in thousands of Euro)

	2002	2001
Cash Flows from Operating Activities:		
Profit before tax	592.932	398.503
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation & amortisation	367.949	346.817
Amortisation of subsidies and customers' participation	(90.346)	(86.169)
Fair value (gain)/ loss of derivative instruments	2.421	6.665
Gain on sale of marketable securities and OAE bonds	(47)	(179)
Interest income	(16.025)	(7.947)
Sundry provisions	75.184	31.663
Unrealised foreign exchange differences on long-term debt	(24.897)	(14.084)
Unbilled revenue	(5.813)	(30.770)
Interest expense	204.212	252.710
Operating profit before working capital changes	1.105.570	897.209
(Increase)/ Decrease in:		
Accounts receivable, trade and other	8.768	(40.420)
Other current assets	(150)	43.621
PPC Personnel Insurance Organisation	88.857	104.810
Materials, spare parts and supplies	3.781	5.910
Other long-term assets	5.563	341
Increase/ (Decrease) in:		
Accounts payable	80.489	(50.131)
Other long-term liabilities	9.493	(5.881)
Accrued liabilities excluding bank loan interest	3.779	18.354
Income taxes paid	(5.250)	(40.332)
Net Cash from Operating Activities	1.300.900	933.481
Cash Flows from Investing Activities:		
Interest received	16.025	10.277
Capital expenditure for fixed assets and software	(626.206)	(822.656)
Disposal of fixed assets and software	9.108	4.135
Proceeds from subsidies and customers' contributions	182.896	217.494
Proceeds from OAE bonds	2.148	65.001
Investments	(26.942)	(1.423)
Net Cash used in Investing Activities	(442.971)	(527.172)
Cash Flows from Financing Activities:		
Net change in short-term borrowings	101.296	(27.666)
Proceeds from long-term debt	181.332	474.574
Principal payments of long-term debt	(867.489)	(698.715)
Proceeds from issuance of new shares	0	141.896
Interest paid	(203.878)	(263.275)
Dividends paid	(88.061)	0
Other	0	203

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

Net Cash used in Financing Activities	(876.800)	(372.983)
Net (decrease)/ increase in cash and cash equivalents	(18.871)	33.326
Cash and cash equivalents at beginning of year	47.278	13.952
Cash and cash equivalents at end of year (Note 18)	28.407	47.278

Exchange rate used for the convenience translation of amounts for year 2001: GRD 340.75 to Euro 1.00 (see Note 5).
The accompanying notes are an integral part of this statement.

PUBLIC POWER CORPORATION S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002
(Expressed in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Revaluation Gains	Valuation Surplus	and Other Reserves	Total	Surplus/ (Deficit)	Grand Total
Balance, 31st December 2000	645.635	0	0	0	(531.777)	22.964	204.379	227.343	(221.307)	119.894
IAS 39 transition adjustment (Note 4)	0	0	0	0	0	0	0	0	(43.545)	(43.545)
Net income for the year	0	0	0	0	0	0	0	0	251:835	251.835
Share capital increase	35.216	0	0	0	0	0	0	0	0	35.216
Share premium	0	106.679	0	0	0	0	0	0	0	106.679
Transfer to reserves	0	0	0	0	0	0	0	0	0	0
Valuation of marketable securities	0	0	0	0	0	(7.946)	0	(7.946)	0	(7.946)
Other movements	0	0	0	0	0	0	0	0	203	203
Balance, 31st December 2001	680.851	106.679	0	0	(531.777)	15.018	204.379	219.397	(12.814)	462.336
Differences from asset register update (Note 7)	0	0	0	0	0	0	0	0	36.222	36.222
Net income for the year	0	0	0	0	0	0	0	0	479.962	479.962
Translation of share capital to Euro	(1.091)	0	0	0	0	0	1.091	1.091	0	0
Share capital increase	387.440	0	0	0	(415.565)	0	(1.091)	(1.091)	29.216	0
Revaluation surplus	0	0	0	2.547.711	0	0	0	0	0	2.547.711
Transfer to reserves	0	0	11.127	0	0	0	1.652	1.652	(12.779)	0
Valuation of marketable securities	0	0	0	0	0	(12.613)	0	(12.613)	0	(12.613)
Interim dividend	0	0	0	0	0	0	0	0	(88.160)	(88.160)
Provision for post retirement benefits	0	0	0	0	0	0	0	0	(138.318)	(138.318)
Balance, 31st December 2002	1.067.200	106.679	11.127	2.547.711	(947.342)	2.405	206.031	208.436	293.329	3.287.140

Exchange rate used for the convenience translation of amounts for year 2001: GRD 340.75 to Euro 1.00 (see Note 5).
The accompanying notes are an integral part of this statement.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

1. COMPANY'S FORMATION AND OPERATIONS

Public Power Corporation ('PPC" or 'the Company') was established in 1950 for an unlimited duration as a corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ('the Liberalisation Law" or 'Law 2773'), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme became effective on 1st January 2001, by virtue of the Presidential Decree 333/2000.

PPC headquarters are located at 30 Chalkokondili Street, Athens, 104 32 Greece. The Company's employees at 31st December 2002 and 2001 (excluding employees engaged in HTSO and PIO) totalled approximately 28,795, and 29,500, respectively.

As an integrated electric utility, the Company generates electricity in its own 97 power generating stations, facilitates the transmission of electricity through approximately 11,100 kilometres of high voltage power lines and distributes electricity to consumers through approximately 200,000 kilometres of distribution network. The Company also produces almost all the lignite for its lignite-fired power stations from its five lignite mines.

2. LEGAL FRAMEWORK

In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of Directive 96/92 of the European Parliament and of the Council of the European Union or the Electricity Directive, into Greek legislation and which liberalised the Greek electricity market. The main provisions of Law 2773 are the following:

- The establishment of the Energy Regulatory Authority ('RAE'), with the function of monitoring the operation of all sectors of the Greek energy market. RAE became operational on 1st July 2000.
- Competition in power generation will be introduced through the granting of generating and supply licenses, in respect of the main interconnected system.
- Ownership of the national grid ('transmission system" and 'distribution network') remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related, purposes (such as telecommunications), subject to obtaining any necessary licenses.
- PPC is entitled to operate and exploit the distribution network.
- Supply of energy to Eligible Customers and, as regards PPC to Non-Eligible customers too, is permitted to the holders of a supply license.
- Effective 19th February, 2001, with the exception of non-interconnected islands, consumers with an annual consumption of more than 100 GWh per point of consumption (eligible customers) are allowed to conclude supply contracts with energy suppliers on the basis of private agreements and as defined in decisions of the Ministry of Development on the RAE's recommendations. A Ministerial Decision establishes that the market comprising all high and medium voltage electricity users has been opened to competition. Supply of energy to Non-Eligible customers is an obligation of PPC.
- Under Article 34, an independent legal entity, the 'Public Power Corporation Personnel Insurance Organization"('PIO'), was established, which operates separately from PPC. PPC pays solely to PIO all employer and employee social contributions, with any eventual pension and health insurance shortfall being funded by the State Budget (note 14).

The Greek State is not permitted to hold less than 51% of the voting shares of PPC, including voting shares issued after any increase in its share capital (note 19).

Hellenic Electricity Transmission System Operator S.A. ("HTSO"): Law 2773 provided for the establishment of the System Operator, a société anonyme operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/7.12.00 through which the HTSO was officially incorporated on 12th December, 2000, announced its Articles of Incorporation, which among others, specified the following:

(a) PPC has the exclusive ownership rights of the transmission system together with its future extensions and the obligation to develop it according to the planning of the HTSO, as well as to maintain it and ensure its operation and technical integration.

(b) The HTSO shall operate, exploit, ensure the maintenance and plan the development of the transmission system throughout the country, as well as of its interconnections with other networks, in order to ensure the country's energy supply is achieved in a sufficient, secure, economically efficient and reliable manner.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

2. LEGAL FRAMEWORK – (continued)

(c) The share capital of the HTSO is set at GRD 100 million (Euro 293). The Greek State must always own at least 51% of the share capital. Generation license holders connected to the System, including PPC, may own the remaining 49% in proportion to their generating capacity connected to the transmission system.

(d) Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff shall be regulated by a contract between PPC and the HTSO. The HTSO will compensate PPC for the respective costs.

(e) PPC will receive compensation from the HTSO for the use of the transmission system.

(f) PPC is entitled to use the transmission system, as its exclusive owner, for other, non-energy related, purposes (such as telecommunications, subject to obtaining any necessary licenses).

In January 2001 PPC paid Euro 144 to the HTSO (note 9) for its participation in 49% of its initial share capital. In February 2001, PPC and HTSO entered into an agreement as described under item (c) above. At 31st December 2002, 165 PPC employees have been transferred to the HTSO. These employees remain on PPC's payroll. Under the terms of such agreement, PPC shall be reimbursed for all payroll and other benefits as well as the employer's contributions, plus a percentage reflecting any other type of indirect cost relating to the administrative support services of such employees. The above percentage has been determined at 6%.

PPC and HTSO, in May 2001, entered into another agreement as described under item (e) above which was also approved by RAE and the Ministry of Development. As specified in the agreement and in Law 2773, the calculation of the compensation fee will incorporate PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system. The compensation fee had not yet been finalised.

In 2001, PPC invoiced HTSO Euro 6,248 and HTSO invoiced PPC Euro 8,147, included in revenues (note 32) and fees for the access to and the operation of the transmission system in the accompanying statements of income, respectively. As at 31st December 2001, the Company had an outstanding receivable from and payable to HTSO of Euro 6,248 and Euro 6,325, respectively (note 13 and 27).

In 2002, the agreements under items (c) and (e) came into full effect and as a result:

- PPC, invoiced HTSO Euro 66,217, included in revenues in the accompanying statements of income (note 32), of which Euro 51,844 relates to the compensation fee for the use of the transmission system under item (e) above and Euro 9,503 reflected the fee under item (c) above. The remaining relates to other services (ancillary services, reserve capacity etc.).
- HTSO, invoiced PPC Euro 78,755, of which Euro 69,063, included in fees for the usage of the transmission system in the accompanying statements of income, reflect services related to the access to and the operation of the transmission system, under item (b) above and, Euro 9,692, included in energy purchases in the accompanying statements of income, relates to other services rendered to PPC by HTSO.

At 31st December 2002, the Company had an outstanding net payable to HTSO, from all the above of Euro 4,318 (note 27).

Public Service Obligations: As the largest generator, sole transmitter and currently the sole distributor of electricity in Greece, the Company, is subject to public service obligations that affect its costs, and which may not be imposed on prospective competitors. The Company will only receive compensation from the HTSO for meeting its service obligations to the extent there are competitors. This compensation will be in proportion to the Company's public sector obligations in relation to those of its competitors. In November 2001 the Minister of National Economy has indicated the Hellenic Republic's intention to compensate the Company for some of the costs related to public service obligations. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law.

3. BASIS OF PRESENTATION

(a) ***Basis of preparation of financial statements:*** The accompanying financial statements have been prepared under the historical cost convention as modified by the revaluation of certain assets and liabilities to fair values and assuming the Company will continue as a going concern. With the exception of the matter discussed in note 38, the Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the IASB, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the IASC that remain in effect. The accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified by certain out-of-book memorandum adjustments for conformity with the standards prescribed by the IASB.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

3. BASIS OF PRESENTATION – (continued)

(b) ***Statutory accounting:*** The Company until recently maintained its accounting records and prepared its financial statements for regulatory purposes largely in accordance with Greek Corporate Law 2190/1920 and the applicable tax legislation, except that no reserves were established for asset write downs, for certain liabilities and provisions. Based on Law 2941/12.9.2001, management proceeded to the full adoption of accounting standards provided by the Greek Corporate Law and the Greek National Chart of Accounts and reissued financial statements under Greek GAAP for fiscal years 1998 through 2000. Under the provisions of Law 2941/12.9.2001, all adjustments deemed necessary for the full adoption of Greek GAAP were recorded in a separate account in shareholders' equity. The Company's first fiscal year was concluded at the end of the year succeeding its transformation into a société anonyme (1st January 2001 to 31st December 2002), in accordance with its Articles of Incorporation.

(c) ***Conversion of statutory financial statements to IFRS:*** According to Law 2992/2002, companies listed in the Athens Stock Exchange are required to prepare their statutory financial statements for the fiscal years/ periods ending after 31st December 2002 in accordance with IFRS.

(d) ***Approval of financial statements:*** The Board of Directors approved the Company's statutory financial statements for its first fiscal year (1st January 2001 to 31st December 2002) and the financial statements prepared under IFRS as of the same date, on 22nd April 2003.

(e) ***Use of estimates:*** The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies used in the preparation of the accompanying financial statements, which are consistently applied by the Company, are as follows:

(a) ***Basis of consolidation:*** The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries (companies in which PPC directly or indirectly has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. All significant intercompany balances and transactions have been eliminated. Where necessary, accounting policies for subsidiaries have been revised to ensure consistency with the policies adopted by the Company.

(b) ***Investments in associates:*** The Company's investments in its associates are accounted for under the equity method of accounting. These are entities in which the Company has significant influence and which are neither a subsidiary nor a joint venture of the Company. The investments in associates are carried on the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate, less any impairment value. The statement of income reflects the Company's share of the results of operations of the associates. As at 31st December 2002, none of the associates had commenced operations.

(c) ***Foreign currency translation:*** The Company's measurement currency as well as reporting currency until 31st December 2001 was the Greek Drachmae, and since 1st January 2002 is the Euro. Transactions involving other currencies are converted into Greek Drachmae/ Euro using the exchange rates, which were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are reflected in foreign currency gains (losses), net, in the income statement.

Effective 1st January 2001 Greece joined the Economic and Monetary Union (E.M.U.) and accordingly, the rate for the Greek Drachmae against the Euro was fixed at GRD 340.75 : Euro 1.00. Effective 1st January 2002, the official currency for all E.M.U. Member States is the Euro. Accordingly, as of 1st January 2002, the Company's measurement as well as reporting currency is the Euro.

4. PRINCIPAL ACCOUNTING POLICIES – (continued)

(d) *Financial instruments:* Financial assets and liabilities carried on the balance sheet, include cash, cash equivalents, receivables, securities, current liabilities, long-term debt and derivative financial instruments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies included in this note. Financial instruments are classified as assets, liabilities or equity in accordance with the substance of the related contractual arrangement. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities, are reported as income or expense, respectively. Distributions to shareholders are debited directly to equity. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

(i) *Fair value:* The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices at the balance sheet date. The fair values of long-term debt are as described in note 23. The fair values of derivative instruments are based upon marked to market valuations (discounted cash flow analysis). For all swap agreements, the fair values are confirmed to the Company by the financial institutions through which the Company has entered into these contracts.

(ii) *Credit risk:* The Company has no significant concentrations of credit risk with any single counter party.

The maximum exposure to credit risk is represented by the carrying amount of each asset, including derivative financial instruments, in the balance sheet. With respect to derivative instruments, the Company monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial and other institutions. The Company has a policy of entering into contracts with parties that are well qualified and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to enter into collateral arrangements.

(iii) *Interest rate and foreign currency risk:* With respect to its long-term debt, the management of the Company closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Company enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations.

Up to 31st December 2000 interest rate swaps were accounted for as cash flow type hedges of designated long-term debt on an accrual basis, as the interest rate swaps held were expected by the Company to be highly effective in achieving offsetting changes in the cash flows attributable to the hedged item. The interest payable and interest receivable under the swap is accrued and recorded as an adjustment to the interest expense of the designated long-term debt. Up to 31st December 2000 currency swaps were not recognised as assets and liabilities in the financial statements.

Effective 1st January 2001 in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", such instruments are measured at fair value and recognised as assets or liabilities in the financial statements. The resulting transition adjustment has been included in equity as an adjustment to the opening balance of accumulated deficit.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Where a hedged forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement. Certain derivative transactions, while providing effective economic hedges under the Company' s risk management policies, do not qualify for hedge accounting under IAS 39, hence gains and losses are immediately recognised in the income statement.

(iv) *Market risk:* The Company has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of natural gas and liquid fuel.

(e) *Property, plant and equipment:* Property, plant and equipment are stated at acquisition cost less accumulated depreciation. Assets constructed by PPC are added to property, plant and equipment at cost, which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. Effective 2002, (see note 7), for all assets retired or sold, cost and related depreciation is removed from the accounts at the time of sale or retirement, and any gain or loss is included in the income statement.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES – (continued)

Property, plant and equipment: - (continued) Effective 31st December 2002, property, plant and equipment (with the exception of mines and lakes) are stated at revalued amounts being at their estimated current market values at 31st December 2000 as determined by independent appraisers, less accumulated depreciation. Independent valuations will be performed once every three years. Any increase in the fixed asset's valuation is credited to the revaluation surplus; any decrease is first offset against an increase on earlier valuation in respect of the same fixed asset and is thereafter charged to the income statement. Upon the disposal of revalued property, plant and equipment, the relevant portion of the revaluation surplus realised in respect of previous valuation is released from the revaluation surplus directly to retained earnings.

Subsequent expenditures are capitalised when they appreciably extend the life, increase the earning capacity or improve the efficiency of property, plant and equipment. Repairs and maintenance are charged to expenses as incurred.

(f) ***Depreciation:*** Depreciation is calculated on a straight-line basis over the average estimated useful economic life of the assets using the following rates:

Buildings and Civil Works:		**Transmission**	
Hydro power plants	2%	Lines	3%
Buildings of general use	5%	Substations	4%
Industrial buildings	8%		
Machinery and Equipment:		**Distribution:**	
Thermal power plants	4%	Substations	6%
Mines	5%	Low voltage distribution network	6%
Hydro power plants	2%	Medium voltage distribution network	5%
Autonomous diesel power plants	8%	**Transportation assets**	15% to 20%
Other	12%	**Furniture, fixtures and equipment**	20% to 30%

(g) ***Lignite mining activities:*** PPC owns and operates open-pit lignite mines. Land acquisition (mainly through expropriation) and initial (pre-production) development costs relating to mines are capitalised and amortised over the shorter of the life of the mine and 20 years. Exploration and ongoing (post-production) development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Company's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for on an accrual basis and is included in provisions (note 24).

(h) ***Borrowing costs:*** The Company follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognised as an expense in the period in which they are incurred regardless of how borrowing proceeds are applied.

(i) ***Impairment of assets:*** The carrying values of assets are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Whenever the carrying value of an asset exceeds its recoverable amount an impairment loss is recognised in the income statement. The recoverable amount is measured as the higher of net selling price and value in use.

Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

(j) ***Subsidies and customers' contributions for fixed assets:*** PPC obtains subsidies from the EU in order to fund specific projects executed through a specific time period. Furthermore, PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. Subsidies and customers' contributions are recorded upon collection and are reflected as deferred income (subsidies and customers' contributions) in the accompanying balance sheets. Amortisation is accounted for in accordance with the useful life of the related assets, and is included in depreciation and amortisation in the income statement (notes 25 and 34).

(k) ***Intangible assets:*** Intangible assets represent costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortised on a straight-line basis over a period of three years. Amortisation is included in depreciation and amortisation in the income statement (notes 8 and 34).

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

4. **PRINCIPAL ACCOUNTING POLICIES – (continued)**

(l) *Cash and cash equivalents:* The Company considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents. The adoption of IAS 39, which became effective on 1st January 2001, did not result in any transition adjustment as to the recognition and measurement of cash and cash equivalents.

(m) *Marketable securities:* The Company has investments in equity securities that are traded on the Athens Stock Exchange. Up to 31st December 2000, these investments were classified as current as they are not generally intended to be retained on a long-term basis and are carried at their market value (based on the quoted market price at each balance sheet date) in accordance with IAS 25 "Accounting for Investments". The difference in the market values was recorded directly as a separate component of equity, in case of an increase in carrying amounts, and as an expense in case of a decrease in carrying amounts to the extent that is not covered by a surplus previously recorded in equity. Investments in OAE bonds were carried at cost (notes 17 and 0) plus accrued interest income (note 15).

Effective 1st January 2001 in accordance with IAS 39, these investments, excluding OAE bonds, are classified as available-for-sale. Any unrealised gains or losses are recognised directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss recognised in equity is transferred to the income statement. Effective 1st January 2001 in accordance with IAS 39, OAE bonds were classified as held to maturity and carried at amortised cost. At 31st December 2001 OAE bonds were reclassified to available-for-sale and measured at fair value, with changes in fair value included in equity. As at 30th June 2002 there were no outstanding OAE bonds. The adoption of IAS 39 did not result in any transition adjustment as to the recognition and measurement of marketable securities.

(n) *Accounts receivable:* Accounts receivable, are stated at their face value, net of any provisions for non-collectible balances. The adoption of IAS 39, which became effective 1st January 2001, did not result in any transition adjustment as to the recognition and measurement of accounts receivable.

(o) *Provisions and contingencies:* Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(p) *Income taxes (current and deferred):* Current and deferred income taxes are computed based on the stand alone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece. Income tax expense consists of income taxes for the current year based on the Company's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the balance sheet liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity. Computation is made using the enacted tax rates. Temporary differences giving effect to such taxes are explained in note 29.

(q) *Revenue recognition:* Revenue from all types of customers is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed (note 12).

(r) *Materials and spare parts:* Materials and spare parts principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realizable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalised to plant, as appropriate, when installed. A provision for slow moving materials and spare parts is accounted for in the financial statements.

(s) *Lignite:* Lignite mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Consumption of lignite is separately reflected in operating expenses in the income statement. Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

4. PRINCIPAL ACCOUNTING POLICIES – (continued)

(t) ***Liquid fuel:*** Liquid fuel is generally purchased from a State owned oil company, Hellenic Petroleum S.A. The contract expired in December 2002 and was extended for a period of three months. PPC has the right to purchase from other suppliers as well. Liquid fuel is stated at the lower of cost or net realizable value. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary to bring it to its present location and condition and is determined using the weighted average method. Liquid fuel costs are expensed as consumed and are separately reflected in the income statement. Effective 1st January 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal purchase contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net.

(u) ***Natural gas:*** Natural gas is purchased from a State owned company, Public Natural Gas Supply S.A. ('DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. Natural gas fuel is expensed as purchased and consumed, as the Company does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of income. Effective 1st January 2001, and following the requirements of IAS 39, the above contract is not accounted for as a derivative as it is a normal executory contract which is intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net.

(v) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity costs are expensed as purchased and separately reflected in the income statement. Effective 1st January 2001, and following the requirements of IAS 39, the above contracts are not accounted for as derivatives as they are normal executory contracts which are intended to be settled by the Company by taking delivery in the normal course of business, and for which the Company does not intend to settle net. However, purchases of electricity denominated in U.S. dollars are accounted for as derivative financial instruments since (a) their value changes in response to changes in foreign exchange, (b) there is no initial net investment, (c) are settled at a future date and (d) are denominated in a currency which is neither the functional currency of the Company nor the currency in which electricity is internationally traded. They are classified as held-for-trading and are measured and carried at fair value with changes in fair value included in the income statement.

(w) ***Segment information:*** Prior to 2001, the Company managed its operations on an integrated utility basis. As a result of the implementation of the Electricity Directive and as part of its transformation into a société anonyme, discussed in note 2 above, the Company has adopted a new organizational and management structure, which reflects its core business, and effective 1st January 2002, the Company presents segment information for its core business segments (note 38).

(x) ***Earnings per share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during each period. There were no dilutive securities outstanding during the periods presented. All share and per share amounts have been adjusted to give retrospective effect to the establishment of the Company's share capital discussed in note 19.

(y) ***Retirement benefit plans:*** As explained in more detail in note 14, the PPC Personnel Insurance Organisation which was established in 1st January 2000, substitutes PPC in all insurance obligations towards its employees and pensioners. As a result, as far as PPC is concerned this is a defined contribution scheme. The Company recognises as an expense the contribution payable to the defined contribution plan in exchange for the service that the employee has rendered to the Company during a period and as a liability to the extend that this has not been paid during the period.

5. TRANSLATIONS OF GREEK DRACHMAE AMOUNTS TO EURO

As further explained in note 4(c), effective 1st January 2002, the Company's measurement as well as reporting currency is the Euro. The translation of the accompanying financial statements as at 31st December 2001 from Greek Drachmae into Euro is included solely for the convenience of the reader, using the locked euro-zone exchange rate of GRD 340.75 to Euro 1.00. The convenience translation should not be construed as representation that the Greek Drachmae amounts have been, or could in the future be, converted into Euro at this or any other rate of exchange.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

6. INVESTMENTS IN SUBSIDIARIES

The Company's subsidiaries (currently having limited operations) that were fully consolidated in the accompanying financial statements are as follows:

Consolidated Subsidiary	Ownership Interest	Country of Incorporation	Principal Activities
- PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
- Cogen S.A.	100%	Greece	Consulting Services
- PPC Telecommunications Services S.A.	100%	Greece	Telecommunication services

On 31st January 2003 the Shareholders' Special General Assembly of the shareholders of Cogen S.A. decided to rename the Company to 'PPC Rhodes S.A.", and also to change the Company's principal activities to engineering, construction and operation of a power plant in the island of Rhodes, in order the renamed entity to participate in a tender for being licensed to construct a power plant in the island of Rhodes.

In February 2003, the Company's Board of Directors decided to form a new (99% owned) subsidiary under the title PPC Crete S.A. whose purpose consists in the engineering, construction and operation of a power plant in the island of Crete for which a public tender has been issued by the Ministry of Development. The Company's share capital was set at Euro 1,100,000, divided in 110,000 shares of par value Euro 10 each. The life of the Company was set at 30 years.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT

	Land	Minefields	Lakes	Buildings	Machinery	Transportation assets	Furniture & Equipment	Construction In Progress	Total
COST									
31st December 2000	**52,204**	**298,263**	**6,018**	**1,243,410**	**4,833,881**	**85,194**	**201,846**	**1,127,269**	**7,848,085**
Additions	4,921	34,406	0	106,950	560,601	2,078	9,030	818,729	**1,536,715**
Removals/transfers	(123)	0	0	0	(20,057)	(549)	(3,152)	(716,804)	**(740,685)**
31st December 2001	**57,002**	**332,669**	**6,018**	**1,350,360**	**5,374,425**	**86,723**	**207,724**	**1,229,194**	**8,644,115**
Additions	2,174	14,926	0	63,456	605,250	1,622	17,577	626,811	**1,331,816**
Removals/transfers	0	(88)	0	(284)	(46,558)	(1,278)	(7,593)	(704,707)	**(760,508)**
Revaluation	302,690	0	0	1,399,157	5,168,531	53,279	106,660	0	**7,030,317**
Adjustments from register update	(24,958)	0	16,586	(51,567)	25,117	0	0	45,935	**11,113**
Other movements	(5)	0	0	333	(424)	137	688	(6,674)	**(5,945)**
31st December 2002	**336,903**	**347,507**	**22,604**	**2,761,455**	**11,126,341**	**140,483**	**325,056**	**1,190,559**	**16,250,908**
ACCUMULATED DEPRECIATION									
31st December 2000	**0**	**126,242**	**0**	**308,109**	**1,398,970**	**65,150**	**166,128**	**0**	**2,064,599**
Additions	0	13,817	0	54,885	252,156	7,762	15,685	0	**344,305**
Removals/ transfers	0	0	0	0	(8,998)	(607)	(2,676)	0	**(12,281)**
31st December 2001	**0**	**140,059**	**0**	**362,994**	**1,642,128**	**72,305**	**179,137**	**0**	**2,396,623**
Additions	0	10,760	452	58,906	278,007	5,115	12,276	0	**365,516**
Removals/ transfers	0	(83)	0	(3)	(28,576)	(1,260)	(7,288)	0	**(37,210)**
Revaluation	0	0	0	982,142	3,452,579	48,122	78,268	0	**4,561,111**
Adjustments from register update	0	569	8,070	(16,670)	(10,792)	1,869	(8,131)	0	**(25,085)**
Other movements	0	0	0	260	2,132	(6)	(52)	0	**2,334**
31st December 2002	**0**	**151,305**	**8,522**	**1,387,629**	**5,335,478**	**126,145**	**254,210**	**0**	**7,263,289**
NET BOOK VALUE									
31st December 2000	52,204	172,021	6,018	935,301	3,434,911	20,044	35,718	1,127,269	**5,783,486**
31st December 2001	57,002	192,610	6,018	987,366	3,732,297	14,418	28,587	1,229,194	**6,247,492**
31st December 2002	336,903	196,202	14,082	1,373,826	5,790,863	14,338	70,846	1,190,559	**8,987,619**

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT – (continued)

Fixed assets register: The Company, in 2002, initiated a process in order to upgrade its fixed assets register, aiming to the development of a register that would provide sufficiently detailed financial, technical and operational information on an individual asset basis to facilitate physical verification of assets (either from the register to the specific asset and vice versa). As at 31st December 2002, the above process had been finalised with respect to the Company's mining, generation, transmission and administrative assets. As far as the Distribution Business Unit is concerned, the above process has been partially completed. Net positive differences of Euro 36,222, which arose through the process of upgrading the asset register, were credited to retained earnings.

Legal status of property: The Company is in the process of preparing a detailed listing of all its real property, as such information is not provided by the fixed assets register. The Company is also in the process of registering all its property in the Company's name at the relevant land registries, so that PPC S.A. will be able to obtain ownership and encumbrance certificates.

Insurance coverage: The Company's property, plant and equipment are located all over Greece and therefore the risk of a major loss is reduced. PPC does not carry any form of insurance coverage on its property, plant and equipment, save for its information technology equipment.

Retirements and disposals of the distribution network: Up to 2001, the Company's fixed assets register did not provide sufficient details to enable the identification of the original cost or accumulated depreciation of a retired or disposed asset, the distribution network fixed assets, which were disposed were not removed from the fixed assets register. Estimated values of items retired are transferred to the warehouse stock and classified as spare parts and materials. Upon warehousing and for financial reporting purposes a contra account under fixed assets is credited with an amount equal to the estimated value of the item warehoused. The net book value of such retirements, as estimated by the Company, for the years 2001, totalled Euro 7,466. In 2002, the Company commenced removing from its register, disposed items of the distribution network.

Statutory Revaluation of Fixed Assets: In accordance with Greek tax legislation, fixed assets are periodically revalued (every four years). These revaluations relate to machinery (since 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Government through Ministerial Decisions. Both cost and accumulated depreciation are increased by these indices while the net revaluation surplus is credited to reserves in equity (statutory revaluation surplus). As at 31st December 2002, statutory revaluations that have been performed in the past resulted in a total revaluation surplus of Euro 947,342 out of which Euro 531,777 was used to set up part of the Company's share capital and the remaining revaluation surplus of Euro and the remaining revaluation surplus of Euro 415,565, according to Greek Law, was used for share capital increase in 2002 (note 19).

Stranded Costs: In October 2002 the European Commission approved the Greek State's application to allow compensation to PPC in respect of stranded costs without considering such compensation as a state aid. The compensation amounts to up to Euro 1,431 million and covers investments relating to hydroelectric power stations, irrigation and sales to one of the Company's high voltage customer. The payment of any amount is subject to the final decision of the Greek State. Presently, no decision has been made by the Greek State as to the payment of any amount or the way the compensation will be materialised or the timing of any such compensation payments.

Appraisal of Fixed Assets: In 2001, the Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of 31st December 2000 as provided by Law 2941/12.09.2001. The valuation, which excluded minefields and lakes, was completed in late September 2001. Under the provisions of Law 2941/12.09.2001 the Company presented its fixed assets in its statutory books at appraised values as at 1st January 2001 (within its first fiscal year as a société anonyme, period from 1st January 2001 to 31st December 2002). Such presentation is in accordance with the allowed alternative treatment of IAS 16. The appraisal resulted to a surplus of approximately Euro 2.5 million. The Company recorded the results of the above appraisal in its books prior to the completion of the process for the upgrading of its fixed assets register. During the course of this work and of reconciling the results of the fixed assets physical counts to the accounting records and to the work of the independent firm of appraisers, differences arose, which were charged to retained earnings. However, for IFRS reporting purposes, the Company revalued its fixed assets (excluding the classes of mines and lakes) as of 31st December 2002. If the appraisal results had been recorded in 31st December 2000, then depreciation expense for the years 2002 and 2001, would have been increased by approximately Euro 245 million and Euro 263 million, respectively, with an equal decrease in profit before tax as of the above dates. Furthermore, the 2003 depreciation expense increase, as a result of the appraisal discussed above, is estimated to approximately Euro 225 million.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT – (continued)

Had fixed assets been carried under the benchmark treatment they would have been recorded in the financial statements as follows:

	2002	2001
Cost:		
Land	34,213	57,002
Mines	347,507	332,669
Lakes	22,604	6,018
Buildings	1,362,298	1,350,425
Machinery	5,957,810	5,374,425
Transportation assets	87,204	86,723
Furniture & Equipment	218,396	207,724
Construction in Progress	1,190,559	1,229,194
	9,220,591	8,644,115
Accumulated Amortisation:		
Land	0	0
Mines	151,305	140,059
Lakes	8,522	0
Buildings	405,487	362,994
Machinery	1,882,899	1,642,128
Transportation assets	78,023	72,305
Furniture & Equipment	175,942	179,137
Construction in Progress	0	0
	2,702,178	2,396,623
Net Book Value:	6,518,413	6,247,492

8. INTANGIBLE ASSETS

	2002	2001
Cost:		
Beginning balance	13,419	10,679
Additions	702	2,745
Revaluation	(289)	0
Disposals	(138)	(5)
Other movements	6	0
	13,700	13,419
Accumulated Amortisation:		
Beginning balance	9,478	6,970
Additions	2,433	2,512
Revaluation	(269)	0
Disposals	(137)	(4)
Adjustment from asset register update (note 7)	(24)	0
	11,481	9,478
Net Book Value:	2,219	3,941

9. INVESTMENTS IN ASSOCIATES

	2002	2001
HTSO	144	144
WIND-PPC Holding N.V.	28,025	1,162
Corporations through PPC Renewables	1,071	992
	29,240	2,298

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

9. INVESTMENTS IN ASSOCIATES – (continued)

The Company's interest in the above Companies as at 31st December 2002 was as follows:

Associate	Interest	Country of Incorporation	Principal Activities
- HTSO	49%	Greece	Note 2
- WIND-PPC Holding N.V.	50% less one share	Netherlands	Telecommunication Services
- Corporations through PPC Renewables	49%	Greece	Energy generation from renewable sources

Corporations through PPC Renewables are still at pre-operating stage.

In addition the Company has a 28.56% stake in Larco S.A., an ailing company, which was acquired prior to 1996 for the amount of Euro 46,788. Due to the poor financial condition of Larco, management determined that the investment has suffered a permanent impairment and, accordingly, the cost of this investment was written off in prior years.

10. OTHER NON-CURRENT ASSETS

	2002	2001
Unamortised Loan fees and expenses	13,438	16,252
Social security (note 13)	0	5,573
Other	10	0
	13,448	21,825

11. MATERIALS, SPARE PARTS AND SUPPLIES

	2002	2001
Raw materials	0	0
Lignite	34,709	24,231
Liquid fuel	56,911	45,621
Materials and spare parts	497,557	474,579
Advances to suppliers	100,609	132,983
	689,786	677,414
Provision for slow-moving materials and spare parts	(131,353)	(117,405)
	558,433	560,009

12. TRADE RECEIVABLES

	2002	2001
High voltage	72,661	59,348
Medium and low voltage	370,006	358,776
Customers' contributions	9,606	9,517
	452,273	427,641
Unbilled revenue	214,235	208,422
	666,508	636,063
Less: Allowance for doubtful balances	(105,965)	(98,125)
	560,543	537,938

High voltage customer balances relate to receivables from energy sales to 21 large industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering.

Medium voltage customers are mainly industrial and commercial companies. Billing is on a monthly basis based on actual meter readings.

Low voltage customers are mainly residential and small commercial customers. The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based on the energy consumed during the corresponding period in the prior year.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

12. TRADE RECEIVABLES– (continued)

There are different types of invoices for both medium and low voltage customers with different tariff structures based on different types of energy use (commercial, agricultural, residential etc.).

Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading and billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful balances is made for specific balances relating to high voltage customers, while the allowance for medium and low voltage customers is based on the balances reported by the Company's billing system as outstanding in excess of twelve months, for which provisions are made in full. The movement in the allowance for doubtful balances is as follows:

	2002	2001
Beginning balance	98,125	91,456
Provision	9,514	8,875
Utilised	(1,674)	(2,206)
Ending balance	105,965	98,125

13. OTHER RECEIVABLES

	2002	2001
Dispute with tax authorities	14,035	35,839
HTSO (note 2)	0	6,248
Greek Post Office	8,242	6,750
Social security funds, in dispute	18,059	17,921
Social security funds, current	8,027	7,291
State participation in employees' social security contributions	6,394	6,392
Pensioners' advances, in dispute	5,262	5,262
Loans to employees	22,640	32,238
Employees' current accounts	1,119	2,307
Receivables from contractors	9,390	8,510
Tax withholdings	4,003	6,087
Other	6,586	3,986
	103,757	138,831
Less: Allowance for doubtful balances	(24,492)	(24,492)
	79,265	114,339

Disputes with tax authorities: In 1995 the tax authorities performed a preliminary payroll tax audit for the years from 1983 to 1995, and assessed to the Company Euro 40,558 relating to supplementary payroll tax and penalties. In 1998, the tax authorities performed a preliminary tax audit of the years 1995 to 1997 and assessed additional income taxes and penalties of Euro 30,709. The Company brought the cases before the tax courts by paying initially the amount of Euro 40,258 (Euro 37,315 and Euro 35,839 at 31st December 2002 and 2001, respectively, due to the finalisation of certain elements in the Company's favour). The majority of the above assessments are still pending before the courts. However, in June 2002, the relevant Administrative Court of Second Instance, ruled in the Company's favour for an amount of Euro 23,280 with respect to the preliminary tax audit for the years 1983 to 1995 and more specifically for the assessments relating to the period 1992-1995. Following the above mentioned decision, the Company offset fiscal obligations for the months of July, August and September 2002 of an amount of Euro 15,195, Euro 7,585 and Euro 500, respectively against the amount of 23,280 of the Court's ruling. The Tax Authorities have appealed the decision of the Court of Second Instance to the Supreme Administrative Court, which has the final authority to rule. As the Company may be requested to refund the above amounts in case of an unfavorable outcome at the Supreme Court, the provision of Euro 37,564 (note 24) established in prior years against such disputes with tax authorities was maintained.

Social security funds in dispute: The amount relates to social security contributions (years 1983-1993) of employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund) has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, PPC together with PPC – PIO brought the case again before the courts. The court rejected PPC as a litigant while the case of PPC – PIO is held pending. A respective provision has been established for non-collection of this amount.

State participation in employees' social security contributions: The amount represents the State contribution to the social security contributions of employees who started working after 1st January 1993.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

13. OTHER RECEIVABLES– (continued)

Advances to pensioners in dispute: The amount of Euro 5,262 represents an advance payment made in 1993 to pensioners in relation to the litigation discussed in note 31(e). A respective provision has been established for non-collection of this amount.

Loans to employees: The 31st December 2002 and 2001 balances include Euro 11,804 and Euro 18,169, respectively, representing non-interest bearing short-term loans to employees, in order that they participate in the Company's initial public offering and additional offering of shares in the Athens Stock Exchange and in the share capital increase (discussed in note 19). The respective fair value of these loans (measured at the present value of the future cash flows discounted using the market rate of interest for a similar loan) as at 31st December 2002 and 2001 amounted to Euro 11,235 and Euro 17,079, respectively.

14. EMPLOYEE BENEFITS OBLIGATIONS

Until 31st December 1999, the basic law defining the Company's pension, medical and other benefit plans was Law 4491/66 as amended and supplemented by laws 1902/90 and 2084/92. Under these laws there was no requirement for PPC to establish a separate pension fund and, accordingly, all employee and employer's contributions were vested in PPC. Such contributions, after deducting the pension and healthcare payments, generated a "property" which was quantified by a study conducted in 1995 by WYATT-PRUDENTIAL, to approximate, at 31st December 1992, GDR 1,300 billion (Euro 3,815 million). Schemes operated by PPC on behalf of its employees included a main pension plan, an auxiliary pension plan, medical benefits and lump sum payments. According to an actuarial study, the liability as of 31st December 1999 arising from the above insurance schemes amounted to approximately GDR 3,550 billion (Euro 10,418 million). Up to 31st December 1999, because of uncertainties regarding the level of the Company's legal obligations arising from the pension, medical and other benefit plans of its employees and pensioners, the Company was accounting for such costs on a cash basis. As further discussed in the following paragraphs, effective 1st January 2000, under Law 2773 (Article 34), the Greek State substitutes for PPC in all insurance obligations towards its employees and pensioners.

Establishment of the PPC Personnel Insurance Organization ("PIO")

According to Law 2773, a public entity was established under the name "Public Power Corporation Personnel Insurance Organization" ("PIO"), for the purpose of undertaking the social security schemes of the personnel and the pensioners of PPC, as they were at the date the Law was effected. Accordingly, effective 1st January 2000, PIO is responsible for the main and auxiliary pension insurance and the health and welfare insurance of its insured persons, as provided by Law 4491/1966. Law 2773 and P.D.51/27.2.2001 among others, specify the following:

(a) The study conducted by WYATT-PRUDENTIAL in 1995 (see above) for quantifying the "property" incorporated in the assets of PPC has to, effective 31st December 1998, be updated periodically under the same methodology and assumptions used by WYATT-PRUDENTIAL. The State fully acknowledges that the above "property" is incorporated in PPC accounts and substitutes PPC in all insurance liabilities towards its employees and pensioners. Payments made by the State to PIO will be considered as a reduction of the above "property", as updated at any time.

(b) The State shall transfer to PIO a percentage of the proceeds from any sale of the State's PPC shares to third parties, equal to 20% for the first 25% of the shares sold and to 15% for any subsequent sale of shares.

(c) Until the State establishes specific funds in its budget, PPC shall continue to cover all insurance costs of its personnel and pensioners. Effective 1st January 2000, PPC will be reimbursed by the State, within the framework described in item (a) above, for any difference between revenues and expenses of PIO, as well as for all expenses incurred by the Personnel Insurance Department of PPC and any other obligations that it may have.

(d) During the second quarter of 2002 the Ministry of Finance activated the funds budgeted for the PIO in the State Budget for 2002 (Euro 275.9 million). Effective 1st May 2002 PPC has ceased to cover all PIO shortfalls referred to above.

(e) PPC, by decision of its Board of Directors, shall concede to PIO, without any consideration, the ownership of buildings, vehicles, furniture and equipment of the kinder-gardens, medical centres, holiday camps and other facilities used by the Personnel Insurance Department of PPC at the time the Law enters into force. Any maintenance expenses shall be undertaken by PIO. By its decision No. 137/4-6-02 PPC's Board of Directors, approved, within the context prescribed by Law 2773/99, the transfer of ownership of two buildings and of a number of supporting assets (vehicles, furniture, equipment). Definite transfer shall take place after a number of legal and procedural documents have been finalised.

(f) PPC shall continue, at least up to 31st December 2002, to render to PIO any support services necessary for the PIO operation (data processing, legal and technical services etc.) at an annual fee that will be agreed by both parties.

(g) Any unexpected events that would create extraordinary insurance obligations (e.g. voluntary personnel retirement) are to be incurred by PPC.

(h) Additional earnings of PIO will constitute a fee from the transmission system usage and a fee from the recovery of stranded costs.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

14. EMPLOYEE BENEFITS OBLIGATIONS – (continued)

In connection with the above:

- According to the pension studies discussed above, it is likely that PIO's liabilities exceed its assets. Although PPC has no legal obligation to cover PIO's deficits, there is no guarantee that PPC will not be required to contribute in meeting future shortfalls.
- Fixed assets that will be transferred to PIO at no consideration (see (e) above), as at 31st December 2001 were estimated to amount to approximately Euro 5,870 (net book value). A provision of an equal amount has been established in the accompanying financial statements in the year ended 31st December 2000 (note 24). Within 2002, certain furniture and equipment totaling to a net book value of Euro 230 were transferred to PIO. The clearance and reconciliation of the amounts and balances with PIO has not yet been finalised.
- In 2002, PPC commenced accounting for its employees' and employer's obligations as a liability to PIO, while at the same time continued to pay pensions to pensioners and other benefits to beneficiaries until 30th April 2002 on behalf of PIO. Personnel insurance schemes transactions for the years 2002 and 2001, are as follows:

	2002	2001
Payments made by PPC for personnel insurance schemes	339,156	602,530
Less: Employees' and employer's contrib utions	0	382,574
	339,156	219,956
Less: Employees' and employer's contributions		
- Settled with other PIO balances	(217,878)	0
- Collections from PIO	(118,013)	0
Shortfall	3,265	219,956

Social security liabilities' transactions for 2002 are as follows:

	Social Security account
Payments made on behalf of PIO in 2002	0
Employees' and employer's contributions for 2002	387,472
Less: Employees' and employer's contributions	
- Paid to PIO	(111,527)
- Settled with other PIO balances	(217,878)
Less: Amounts collected by PIO	0
Balance at 31st December 2002 (note 27)	**58,067**

The movement of balances receivable from the Greek State and PIO is as follows

	Greek State	PIO	Total
Balance 1st January 2000	0	0	0
Shortfall for 2000	179,351	0	179,351
Advances to pensioners	50,847	0	50,847
Costs reimbursable to PPC (see (3) above)	42,371	0	42,371
Balance 31st December 2000	**272,569**	0	**272,569**
Shortfall for 2001	219,956	0	219,956
Advances to pensioners, net movement	1,678	0	1,678
Costs reimbursable to PPC (see (3) above)	38,339	0	38,339
Collections	(364,783)	0	(364,783)
Balance 31st December 2001	**167,759**	0	**167,759**
Shortfall	0	3,265	3,265
Advances to pensioners transferred to PIO	(52,525)	52,525	0
Advances to pensioners, net movement	0	(38,257)	(38,257)
Costs reimbursable to PPC (see (3) above)	0	37,309	37,309
Adjustments of reimbursable costs charged to the State	(7,085)	0	(7,085)
Collections	(84,089)	0	(84,089)
Total	**24,060**	**54,842**	**78,902**
Allowance for doubtful balance			(17,608)
Balance 31st December 2002			**61,294**

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

14. EMPLOYEE BENEFITS OBLIGATIONS – (continued)

Costs reimbursable to PPC consist of: (a) the PPC Personnel Division expenses, (b) accrued pensioners' Christmas bonus and, (c) energy supplied to pensioners at a reduced tariff. All reimbursable cost and shortfall as of 31st December 2001 are due from the Greek State, while reimbursable costs and shortfall incurred subsequent to 31st December 2001 are due from PIO. In January and February 2003, the Company collected from PIO Euro 9,054 and Euro 31,268, respectively, against the amount outstanding at 31st December 2002.

Currently, the Company is in dispute with PIO as to the undertaking of the obligation for supplying energy at a reduced tariff to PIO pensioners. Based on opinions obtained from independent legal Advisors, this reduced tariff represents an insurance benefit and accordingly the related obligation lies with PIO. The Company, for prudence purposes and without waiving its claim or its intention to proceed with all necessary actions for the collection of the above amount, or the determination that the reduced tariff is the responsibility of PIO, has determined and accounted for the present value of the liability that it would assume in case of an unfavourable outcome of the dispute. Such liability, on an actuarially determined basis, at 30th June 2002, amounted to Euro 212,798. An equal provision net of the related deferred tax asset was directly recorded as a charge against equity. Although events giving rise to the liability discussed above occurred and were known to management subsequent to 31st December 2001, the provision was recorded directly to equity rather than the income statement for the year ended 31st December 2002, as for statutory reporting purposes the Company recorded the provision directly to equity making use of the provisions of law 2941/12.9.2001 (note 3(b)). As at 31st December 2002, the Company had established a total provision of Euro 216,874 (note 24).

The details of the actuarial study have as follows:

	2002
Present value of unfunded obligations	225,975
Unrecognised net loss	(9,101)
Net liability in balance sheet (note 24)	216,874
Components of net service cost (second half of 2002)	
Service cost	1,973
Interest cost	6,531
	8,504
Movements during the year in net liability in balance sheet	
Net liability at beginning of the year	0
Charge to equity	212,797
Actual benefits utilised by the Company	(4,427)
Total expense recognised	8,504
	216,874
Change in benefit obligation (for 2002)	
Defined benefit obligation at start of year	223,019
Service cost	3,947
Interest cost	13,062
Actuarial loss	(3,402)
Benefits utilised	(10,651)
	225,975
Weighted average assumptions at year-end	
Discount rate	6.00%
Rate of tariff increase per annum:	
- 2003	3%
- 2004	2%
- Up to 2010	1%
- From 2011	0%

As of 31st December 2002, the Company had a receivable from PIO of Euro 37,510, resulting from the supply of energy to PIO pensioners at a reduced tariff for the period 1st January 2000 to 31st December 2002. The Company has recorded a provision of Euro 17,608 against this amount, which has been recognised in the income statement for the year ended 31st December 2002.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

15. OTHER CURRENT ASSETS

	2002	2001
Value Added Tax	250	349
Prepaid expenses	5,855	5,385
Other	61	282
	6,166	6,016

16. FINANCIAL INSTRUMENTS

	2002	2001
Derivative assets	8,740	0
Derivative liabilities	(80,543)	(69,382)

Derivative financial instruments represent contracts to purchase energy denominated in U.S. dollars, cross currency and interest rate swaps.

Energy contracts: Certain energy purchases are denominated in U.S. dollars and are accounted for as derivative financial instruments. As at 31st December 2002 and 2001, the Company had one (maturing in September 2004) and two outstanding contracts (maturing in 2004 and 2002), respectively. The change in fair value of these contracts, estimated using discounted cash flow analysis, at 31st December 2002 and 2001 totalled Euro 13,585 gain and Euro 4,845 (loss), respectively, and are included in foreign currency gains/ (losses), net in the income statement.

Swap agreements: At 31st December 2002, the Company had the following swap agreements outstanding:

(a) ***Cross currency and interest rate swap agreements:*** One agreement was concluded in 1999 for a period of five years through 2004 under which the Company receives interest at a rate equal to six month ITL LIBOR (now EURIBOR) plus 0.65% on a nominal amount of Italian Lira 340 billion (Euro 175.6 million) and pays interest at a fixed rate of 1.175% on a nominal amount of Yen 25 billion.

(b) ***Interest rate swap agreements:*** Interest Rate Swap Agreements at 31st December 2002 had as follows:

		Interest rate	
Period	Amount	Received	Paid
2000-2004	250	6month Euribor	5.52%
2001-2007	300	6month Euribor + 0.4%	5,425%
2001-2005	73	6month Euribor + 0.6%	5.3475 %
2001-2006	147	6month Euribor + 0.3%	5.03%
2001-2007	73	6month Euribor + 0.3%	5.275%
2001-2007	117	6month Euribor + 0.3%-0.325%	5.347%

In addition, two Currency Swap Agreements were concluded in 1997 for a period of four years through 2001 under which the Company was receiving interest at a rate equal to three month DEM Libor (now Euribor) plus 0.375% - 0.40% on a total capital of Euro 205.7 million and was paying interest at rates equal to three month Athibor (now Euribor) plus 0.10% and 0.19% on a total capital of Euro 186.7 million. Upon maturity of these swap agreements their fair value of Euro 19,060 gain has been included in the income statement for 2001.

As at 1st January 2001, the swap agreements were measured at their fair values in accordance with IAS 39 and the resulting transitional adjustment (net loss) of Euro 43,545 has been included in equity as an adjustment to the opening balance of 2001 accumulated deficit. None of the above instruments meet the criteria for hedge accounting and accordingly the change in their fair values is included in financial income or expense, in the income statement. The net change in fair values for the years 2002 and 2001 amounted to Euro 16,006 (loss) and Euro 1,931 (loss), respectively.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

17. MARKETABLE AND OTHER SECURITIES

	2002	2001
Equity securities:		
- Heracles Cement S.A.	3,245	6,967
- National Bank of Greece	9,081	17,972
- Evetam	241	241
	12,567	25,180
OAE bonds	0	2,148
	12,567	27,328

Chalkis Cement S.A. ('Chalkis') was a company listed on the Athens Stock Exchange. The trading of Chalkis's shares was suspended on 26th March 1991 and was accounted for at cost. Following Chalkis's absorption by Heracles Cement Co. ('Heracles" - listed on the Athens Stock Exchange) the Chalkis shares were exchanged for Heracles's shares in June 2001.

At 31st December 2002 and 2001 the cost of all the above equity securities was Euro 10,162. There were no sales or acquisition of equity securities during the years 2002 and 2001. The change in net unrealised holding gain/ (loss) on equity securities available for sale totalled Euro (12,613) and Euro (7,946) in the years 2002 and 2001, respectively.

OAE bonds were issued by the Greek State in June 1992 in order to pay the debts of ailing companies. In this respect PPC, which had outstanding debts from ailing companies, received in June 1992 bonds with a face value of Euro 109.95 million (representing Euro 77.5 million of principal and Euro 32.4 million of interest for the period from 10th June 1992 through 10th June 1994), separated in five series maturing at various dates, from 10th June 1998 through 10th June 2002. In November and late December 2001 bonds of face value Euro 37,485 were sold for Euro 37,664. The majority of the above bonds were being used by PPC as collateral in obtaining short-term bank borrowings (note 28).

Until 30th June 2001, interest on these bonds was accounted for on an accrual basis (note 15). Interest income for the year 2001 amounted to Euro 2,670. Following the reclassification of these bonds from held to maturity to available-for-sale (note 4(m)) these bonds were measured at fair value as at 31st December 2001 and the resulting gain of Euro 47 was included in equity.

18. CASH AND CASH EQUIVALENTS

	2002	2001
Cash in hand	2,659	3,278
Cash at banks	16,042	31,325
Bank of Crete (note 27)	6,806	6,806
Time deposits	2,900	5,869
	28,407	47,278

Interest earned on cash at banks and time deposits is accounted for on an accrual basis and amounted to Euro 2,240 and Euro 5,277 for the years 2002 and 2001, respectively.

19. SHARE CAPITAL

Under its enabling statute of 1950, PPC was established as a 'Public Corporation belonging entirely to the Greek State, operating for the public interest under the supreme inspection and control of the State". A subsequent legislative Decree provided PPC with a special legal status among enterprises within the State sector, stipulating that PPC was not subject to legislative provisions regulating the State sector generally, but rather subject to such provisions only when specifically mentioned. A Presidential Decree in 1985 stipulated that PPC is a public sector corporation, belonging to the Greek State, operating with full administrative, legal and financial autonomy, under the supervision of the Greek State. Until 31st December 2000, the State's special ownership of PPC was evidenced by statute and not by shares or stock in any form.

Under Law 2773 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective 1st January 2001 into a société anonyme wholly owned by the State for the purpose of carrying on the business of an electricity company. Law 2773 also ratified the Articles of Incorporation of PPC, which specifies, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, including voting shares issued after any increase in its share capital.

19. SHARE CAPITAL – (continued)

- In case the participation percentage of a shareholder or a shareholder's affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.
- The Company's fiscal year ends at 31st December of each year. Exceptionally, the Company's first fiscal year was concluded at the end of the year succeeding the year of PPC's transformation into a société anonyme.
- The life of the company was set for 100 years.

The share capital of PPC S.A. was set at GRD 220 billion consisting of 220 million common registered shares of Greek Drachmae one thousand, par value each. At 31st December 2000, PPC made transfers from equity accounts to set up the share capital of GRD 220 billion, as analysed below (in millions of Greek Drachmae and thousands of Euro):

	GRD	EURO
Contributions by the Greek State	38,797	113,858
Revaluation surplus of machinery under law 1731/1987 (note 7)	164,321	482,233
Revaluation surplus of buildings under Ministerial Decision 2665/1988 (note 7)	7,649	22,448
Revaluation surplus (part of) of land under Ministerial Decision 2665/1988 (note 7)	9,233	27,096
	181,203	531,777
	220,000	645,635

The shareholders' Special General Assemblies held on 16th November and 22nd November 2001 approved the increase of the share capital through the issuance of 12,000,000 new common registered shares of Greek Drachmae one thousand par value each and the listing of the Company's shares on the Athens Stock Exchange and their admission for trading, in the form of Global Depositary Receipts, to the London Stock Exchange. These new shares issued were offered to the public at an average price per share of Euro 12.58. The resulting share premium of Euro 115,754 net of the related issuance costs of Euro 9,075 is separately reflected in shareholders equity.

Following the decision of the Shareholders' Special General Assembly dated 6th June 2002, the Company's share capital and the nominal value of the shares were converted from Greek Drachmae to Euro, in accordance to the provisions of Article 12 of Law 2842/2000. As a result, the Company's share capital amounts to Euro 679,760 divided into 232,000,000 common shares of Euro 2.93 par value each. The rounding of the shares' nominal value resulted in a reduction of the Company's share capital by Euro 1,091, which was recorded in equity under a special reserve account (note 21) and shall be used in a future share capital increase.

The shareholders' Special General Assembly held on 15th November 2002 and continued and concluded on 22nd November 2002, approved the increase of the share capital by Euro 387,440 through the increase of the par value per share by Euro 1.67. For the above increase the Company used the reserve resulted from the conversion of the share capital from Greek Drachmae to Euro (Euro 1,091- note 21) and part of the fixed assets statutory revaluation surplus discussed in note 7 after eliminating statutory losses of Euro 29,216. As a result, the Company's share capital amounts to Euro 1,067,200 divided into 232,000,000 common shares of Euro 4.60 par value each.

20. LEGAL RESERVE

Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed through the life of the company. The Company upon the closing of its first fiscal year following its transformation into a société anonyme (note 2) established a legal reserve of Euro 11,127.

21. RESERVES

	2002	2001
Tax-free (Law 2238/94)	11,046	11,046
Tax-free	81,949	80,297
Specially taxed reserves	113,036	113,036
	206,031	204,379
Securities valuation surplus (note 17)	2,405	15,018
	208,436	219,397

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

21. RESERVES – (continued)

Tax-free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. This income is not taxable, assuming there are adequate profits from which respective tax-free reserves can be established. However, if distributed, such reserves are subject to income tax (estimated to approximate Euro 59 million at 31st December 2002). Presently, the Company has no intention to distribute any of its tax-free or specially taxed reserves and accordingly no related deferred taxes have been accounted for.

The Company for its first twenty-four months statutory fiscal year, following its transformation into a société anonyme (note 2), established tax-free reserves of Euro 1,652.

22. DIVIDENDS

Under Greek corporate law, companies are required each year to declare from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

(a) No dividends can be distributed to the shareholders as long as the Company' s net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortised balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

The above, apply to the Company effective 1st January 2001 following its transformation into a société anonyme (note 2).

On 2nd April 2002, the Board of Directors approved the distribution of dividends of Euro 88,160 (Euro 0.38 per share), which was paid in full in 2002. As the Company's first fiscal year as a société anonyme and included the twenty four months period from 1st January 2001 to 31st December 2002 and was concluded at 31st December 2002, the above dividends are considered, for statutory purposes, as an interim dividend.

On 22nd April 2003, the Board of Directors decided to propose to the Shareholders' General Assembly, the distribution of additional dividends of Euro 116,000 (Euro 0.50 per share).

23. LONG-TERM DEBT

	2002	2001
Bank loans	2,508,388	3,199,478
Bonds payable	1,616,772	1,635,718
Bills payable	1,969	2,987
	4,127,129	4,838,183
Less current portion:		
- Bank loans	508,029	426,051
- Bonds payable	241,177	0
- Bills payable	389	355
	749,595	426,406
Long-term portion	3,377,534	4,411,777

Long-term debt represents unsecured obligations of the Company. Certain loans and bonds include certain non-financial covenants, the most important of which are:

- The Company should not cease to be a corporation controlled as to at least 51% by the Greek State.
- The Company must not sell and distribute to end users less than 90% of all low and medium voltage electricity (not in excess of 22 kilovolts) consumed in the Republic of Greece during any period of 90 days (any reduction in such sales and distribution by the Company occurring only as a direct result of the implementation of the Electricity Directive as amended and/or supplemented will be disregarded for these purposes).
- The Company must inform the banks of any event, which might have a material adverse effect on the financial conditions or operations of the Company or on its ability to comply with its obligations.
- The Company is not in default in any, one or more, of its other debt obligations.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

23. LONG-TERM DEBT – (continued)

- The Company must inform the banks upon becoming aware of any litigation, arbitration or proceedings, which, if continued, could have a material adverse effect on the Company's business, assets or financial condition.
- The Company should not assign or transfer any of its rights, benefits and obligations under the loan agreements.

The total interest expense (including amortisation of loan fees and expenses) on long-term debt for the years 2002 and 2001 amounted to Euro 204,212 and 252,710, respectively, and is included in financial expenses in the income statement (note 36).

A further analysis of the Company's long-term debt based on interest rates composition (fixed or floating) and currency denominations is given below:

	2002	2001
Bank loans and bonds bearing interest at fixed rates	1,141,177	1,160,123
Bank loans and bonds bearing interest at floating rates	1,881,777	2,594,362
European Investment Bank	926,271	849,065
Project financings	177,904	234,633
	4,127,129	4,838,183

a) Bonds bearing interest at fixed rates:

	Year of Issuance	Interest rate	Repayment	2002	2001
Japanese Yen	1998	1.94%	July 2003, balloon	241,177	260,123
Euro	1999	4.50%	March 2009, balloon	500,000	500,000
Euro	2000	6.25%	November 2010, balloon	400,000	400,000
				900,000	900,000
				1,141,177	1,160,123

b) Bank loans and bonds bearing interest at floating rates (Euro):

	Weighted average Interest rate			Amount	
	2002	2001	Repayment	2002	2001
Bonds					
1998	1.37%	1.52%	2004, balloon	175,595	175,595
2000	3.98%	5.03%	2007, balloon	300,000	300,000
				475,595	475,595
Bank loans					
1996 to 2002	4.04%	5.25%	1998 - 2008 Semi-annual, balloon	880,775	1,414,407
Syndicated loans					
1998	4.53%	4.96%	May 2003, balloon	275,407	454,360
1999	3.81%	4.97%	Dec. 2004, balloon	250,000	250,000
				525,407	704,360
				1,881,777	2,594,362

For the syndicated loan obtained in 1999 the Company, in May 2000, entered into an interest rate swap agreement and effectively changed the floating interest rate (6month Euribor) to a fixed rate of 5.52% (note 16).

For a bank loan initially denominated in Deutsche Marks (now Euro) obtained in 1996, the Company in 1997 entered into two currency-swap agreements for a part of the loan (Euro 205.7 million, out of Euro 232 million – note 16). This loan was fully repaid in 2001.

For bonds issued in 1998 (drawn in 1999) initially denominated in Italian Lire (now Euro) the Company entered in 1999, into a cross currency and interest rate swap agreement (note 16).

For bonds issued in 2000 the Company entered in 2001, into an interest rate swap agreement and effectively changed the floating interest rate (6month Euribor plus a spread of 0.4%) to a fixed rate of 5.425% (note 16).

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

23. LONG-TERM DEBT – (continued)

c) European Investment Bank ("EIB"):

	Interest rate	Repayment	Amount 2002	Amount 2001
Fixed				
Swiss Franc (1992-1993)	4.45%-6.40%	Annually, 1996-2008	86,563	97,236
U.S. dollar (1992)	6.90%-7.60%	Annually, 1996-2007	28,532	39,463
Yen (2000)	1.82%	Annually, 2004-2016	33,106	35,706
Euro (1993-2001)	4.99%-8.10%	Annually, 1997-2016	253,686	258,187
Euro - multiple currency (1986-1991)	5.15%-8.50%	Annually, 1991-2010	47,727	64,938
			449,614	495,530
Floating				
Euro (1995-2002)	-	Annually, 1999-2016	476,657	353,535
			926,271	849,065

Weighted average rate for the above loans bearing floating interest rate amounted to 2.74% and 4.07% for 2002 and 2001, respectively.

Loans with the EIB are guaranteed by the Greek State (in exchange, PPC pays to the Greek State a commission in the range of 0.50% to 1.00% on the outstanding balance of the loans guaranteed). In November 2002, the Company concluded four, floating interest rate, loan agreements with the EIB for a total amount of Euro 150 million. These loans were partially guaranteed by the Greek State and partially guaranteed by commercial banks (in exchange, PPC pays to the commercial banks a commission of 0.48% on the outstanding balance of the loans guaranteed).

With respect to the loans obtained prior to 1992, which at 31st December 2002 and 2001 amounted to Euro 47,727 and Euro 64,938, respectively, the Bank of Greece covers the exchange risk in accordance with Ministerial and the Greek Monetary Committee decisions (in exchange, PPC pays a premium calculated on the difference between the interest rate of each currency of the loan and the average rate of the quotations of four major banks minus 1.5%).

PPC is obliged to comply with certain non-financial covenants the most important of which are:

- The Company must inform the EIB of any material change to any of the Acts relating to its constitution and functions and of any change in controlling ownership.
- To furnish the EIB with progress information for the projects financed by the respective loans.
- To submit for approval any significant change in project plan or expenditure.
- The Company must inform the EIB in the event of a significant reduction in the value of the Company's assets.
- Should the total cost of the respective projects fall significantly below those stipulated in the loan agreement the EIB may demand proportional prepayment of the related loan.
- To maintain, repair and overhaul all property forming part of the related projects.
- The Company shall (unless the EIB has consented otherwise) retain title to all assets comprising the project.
- The Company is not in default in any of its other debt obligations.

d) Project financing (promissory notes or long-term credits to finance specific supply contracts):

	Interest rate at 31st December		Weighted average Interest rate			Amount	
	2002	2001	2002	2001	Repayment	2002	2001
Fixed							
Swiss Franc (1991)	-	6.47%	-	-	Repaid	0	4,287
Swiss Franc (1992)	5.44%	5.44%	-	-	Semi-annual, 1999 -2003	436	855
U.S. dollar (1995)	7.41%, 6.36%	7.41%, 6.36%	-	-	Semi-annual, 1997-2006	6,214	10,014
U.S. dollar (1991)	5%	5%	-	-	Semi-annual, 1998-2008	1,969	2,990
						8,619	18,146
Floating							
Euro (1996)	-	4.21%	-	5.82%	Prepaid	0	26,586
Euro (1996)	-	4.21%	-	5.82%	Prepaid	0	13,294
Euro (1996)	-	3.94%	-	5.47%	Prepaid	0	12,126
Euro (1997)	3.48%	3.74%	3.98%	5.19%	Semi-annual, 2004-2007	80,000	80,000
Swiss Franc (1998)	0.953%	-	2.11%	-	Semi-annual, 2002-2013	89,285	84,481
						169,285	216,487
						177,904	234,633

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

23. LONG-TERM DEBT – (continued)

The annual principal payments of the long-term debt, required to be made, subsequently to 31st December 2002 based on the exchange rates as at 31st December 2002 are as follows:

Maturity	Amount
Within one year	749,595
2-5 years	2,026,571
Over 5 years	1,350,963
	4,127,129

The fair value of bonds that are publicly traded at 31st December 2002 and 2001 totalled Euro 1,413 million and Euro 1,346 million, respectively, while their respective carrying amount as at 31st December 2002 and 2001 totalled Euro 1,376 million.

The fair value of fixed rate long-term bonds which are not listed (based on discounted cash flow analysis and market quotations) at 31st December 2002 and 2001 amounted to Euro 240 million and Euro 270 million, respectively, while their respective carrying amount at 31st December 2002 and 2001 amounted to Euro 241 million and Euro 260 million, respectively. The fair values of long-term loans with floating interest rates approximate their carrying amounts.

24. PROVISIONS

	2002	2001
Litigation with employees and third parties (note 31(e))	150,635	122,180
Post retirement benefits (note 14)	216,874	0
Disputes with tax authorities (note 13)	37,564	37,564
Mines' restoration (note 4(g))	18,817	19,258
PIO fixed assets (note 14)	5,640	5,870
	429,530	184,872

The Company in 2002 reversed an unused portion of the provision for litigation with employees and third parties of Euro 17,664, as the purpose for which the related provision had been established no longer existed.

25. DEFERRED SUBSIDIES AND CUSTOMERS' CONTRIBUTIONS

PPC obtains subsidies from the European Union through the Greek State in order to fund specific projects. In addition PPC customers (including State and Municipalities) are required to participate in the funding of the initial network connection cost (meters, substations, network connections etc.) or other infrastructure.

The above subsidies are recorded upon collection and are reflected in the balance sheet as deferred income. Such amounts are amortised over the useful life of the related assets when these are put in operation. Subsidies' amortisation is recorded against depreciation charge (note 34).

	2002	2001
Cost:		
- Subsidies	657,631	656,728
- Customers' contributions	1,251,740	1,071,656
- Other	80	80
	1,909,451	1,728,464
Accumulated Amortisation:		
- Subsidies	290,130	271,422
- Customers' contributions	424,740	355,011
- Other	(566)	(566)
	714,304	625,867
Net Book Value:		
- Subsidies	368,147	385,952
- Customers' contributions	827,000	716,645
	1,195,147	1,102,597

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

25. DEFERRED SUBSIDIES AND CUSTOMERS' CONTRIBUTIONS – (continued)

The amount of subsidies and customers' contributions collected for the years 2002 and 2001 totalled Euro 182,896 and Euro 217,494, respectively. Amortisation of subsidies and customers' contributions for the years 2002 and 2001 totalled Euro 90,346 and Euro 86,169, respectively (note 34).

26. OTHER NON-CURRENT LIABILITIES

	2002	2001
Tax assessments 1989-1999 (note 29)	10,377	20,754
TAP – HEAP reserve	24,393	24,393
Customers' deposits	309,648	287,527
Other	16	16
	344,434	332,690

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company, which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO (note 14).

Customers' deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/ or distribution networks and is considered as a coverage of unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts is not expected to be realised within a short period of time the amounts are classified as long-term liabilities.

27. TRADE AND OTHER PAYABLES

	2002	2001
Trade:		
Suppliers and contractors	142,137	157,676
Other	1,567	472
	143,704	158,148
Various Creditors:		
Municipalities' duties	185,856	175,994
Greek TV	46,564	44,367
Pensioners	498	484
Bank of Crete	12,053	12,053
Building sale proceeds	13,294	13,294
HTSO (note 2)	4,318	6,325
Benefits on employee overtime	6,360	0
Other	57,414	36,585
	326,357	289,102
Other:		
Social security funds, PIO (note 14)	58,067	0
Social security funds, Other	10,737	10,107
Tax settlement (note 29)	10,377	10,377
Lignite levy	3,995	3,167
Tax on fixed assets' statutory revaluation	0	3,677
Taxes withheld	28,296	26,466
	111,472	53,794
	581,533	501,044

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made two months prior. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years 2002 and 2001 totaled Euro 18,689 and Euro 17,306, respectively, and are included in other revenues in the income statement (note 32). Furthermore, receivables from Municipalities relating to energy consumption are offset against amounts paid for the duties collected on behalf of the Municipalities.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

27. TRADE AND OTHER PAYABLES – (continued)

Bank of Crete: The amount relates to a dispute with the 'Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of Euro 6,806 (note 18) with the bank were blocked, while the Company stopped payments on its loans from the bank then outstanding. The case, following a relevant ruling of the Supreme Court, is pending before the Court of Appeals.

Lignite levy: Based on Law 2446/96, effective 1997, the Company is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building sale proceeds: The amount represents the proceeds from the sale of a building located in the centre of Athens during December 1999. Although the net book value of the land and building at the date of sale of Euro 97 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the new Personnel Insurance Organization (PIO – note 14).

Tax on fixed assets statutory revaluation surplus: The amount represents tax on the revaluation surplus, which resulted from the statutory revaluation of land and buildings that was made in December 2000.

28. SHORT-TERM BORROWINGS

Until 30th June 2002, the Company had outstanding repurchase agreements, under which the OAE bonds (note 17) were used as collateral in obtaining short-term financing. At 31st December 2002 there were no outstanding repurchase agreements.

	2002	2001
Bonds		
Face value of bonds given as collateral	0	2,060
Repurchase amount	0	2,145
Amount outstanding at year end	0	2,104
Overdrafts	103,400	0
Total	103,400	2,104

An analysis of the above bank overdraft facilities is provided below (amounts in million):

			Used portion at December 31st	
Overdraft	Amount up to	Interest rate	2002	2001
November 2001	120.0	Euribor + margin	24.7	0
May/ Dec. 2002	63.5	Euribor + margin	48.7	-
June 2002	30.0	Euribor + margin	30.0	-
	213.5		103.4	0

29. INCOME TAXES (CURRENT AND DEFERRED)

Income Tax Expense:

	2002	2001
Current income taxes	157,271	144,336
Deferred income taxes	(44,301)	2,332
Total provision for income taxes	112,970	146,668

The Company (as a listed Corporation) is subject to income taxes at 35%.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

29. INCOME TAXES (CURRENT AND DEFERRED) – (continued)

In 2000, the tax audit of the Company's books for the fiscal years 1989 through 1999 was completed and additional taxes and penalties of Euro 76,417 were assessed. Of this amount, Euro 69,529 relate to the years 1989 through 1997, while Euro 3,202 and Euro 3,686 relate to 1999 and 1998, respectively. This amount was charged against the reserve, which was provided in prior years for probable future tax assessments. The Company has agreed with the tax authorities to settle the above amount in five equal annual installments, the first being due on 1st January 2001, after deducting the amount of Euro 24,531 of VAT receivable outstanding at that time (discussed in note 13). As a result, the Company will pay Euro 51,886 (Euro 76,417 less Euro 24,531) in five installments of Euro 10,377. As at 31st December 2002, the Company had paid three installments totaling Euro 31,131 (note 27 and 26). In October 2001 the tax audit of the Company's books for fiscal year 2000 was completed and the tax authorities assessed additional income taxes of Euro 8,217, which was paid in November 2001.

For the unaudited tax period 1st January 2001 to 31st December 2002, it is not possible to determine the extent of any additional income taxes and penalties that might be assessed, as these will depend on the findings of the tax authorities. A provision has been made to cover for such additional probable future tax assessments, based on the findings of prior years' tax audits. An analysis and numerical reconciliation between tax expense and the product of accounting profit multiplied by the nominal applicable tax rate is set out below:

	2002	2001
Profit before tax	592,932	398,503
Income tax calculated at nominal applicable tax rate of 35%	207,526	139,476
Provision for additional income taxes and penalties	11,196	8,804
Tax effect on (from income tax returns):		
Non tax deductible expenses	39,474	1,421
Non taxable profits	(8,885)	(3,033)
- Reversal of provision for litigation	(6,182)	0
- Reversal of additional depreciation (note 7)	(85,858)	0
Provision for income taxes	157,271	146,668

Deferred Income Taxes

Deferred income taxes are calculated on all temporary differences using the Company's statutory income tax rate of 35%. Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable.

The movement of the deferred income tax account is as follows:

	2002	2001
Beginning balance	(8,894)	(6,562)
Profit and loss account charge	44,301	(2,332)
Directly charged against equity		
- Post retirement benefits (note 14)	74,479	0
Ending balance	109,886	(8,894)

Deferred income tax assets and liabilities are disclosed in the accompanying balance sheets as follows:

	2002	2001
Deferred income tax asset	136,658	96,283
Deferred income tax liability	(26,771)	(105,177)
	109,887	(8,894)

The deferred tax charge (liability) in the accompanying consolidated statements of income comprises the temporary differences resulting mainly from the accounting for foreign exchange gains. The deferred tax credit (asset) is mainly due to temporary differences resulting from certain provisions that become tax deductible upon realisation. Deferred tax asset on post retirement benefits was charged directly to shareholders' equity (note 14). Deferred income tax assets and liabilities are attributable to the following items:

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

29. INCOME TAXES (CURRENT AND DEFERRED) – (continued)

	2002	2001
Deferred tax assets		
Provisions for:		
- Materials, spare parts and lignite	6,673	37,086
- Accounts receivable	6,163	7,956
- Risks and accruals	21,245	47,704
- Post retirement benefits (note 14)	75,906	0
- Losses of subsidiaries carried forward	1,539	0
- Derivatives and swaps	28,190	3,537
Gross deferred tax asset	136,658	96,283
Deferred tax liabilities		
- Long-term debt fees and expenses	(4,703)	(5,687)
- Foreign exchange gains	(16,827)	(7,660)
- Fixed assets	(2,013)	(88,602)
- Other	(3,228)	(3,228)
Gross deferred tax liability	(26,771)	(105,177)
Deferred tax asset (liability), net	109,886	(8,894)

No deferred tax asset and deferred tax liability have been accounted for in relation to the fixed assets statutory revaluation (which has been reversed for the purposes of preparing financial statements under IFRS) and the fixed assets revaluation (note 7), as such asset and liability do not meet the recognition criteria of IAS 12.

30. ACCRUED AND OTHER CURRENT LIABILITIES

	2002	2001
Interest on long-term debt	47,210	53,558
Natural gas and liquid fuel	24,735	40,337
Energy	6,522	9,075
Additional expropriation for Klitos	26,999	0
Other	3,237	4,475
	108,703	107,445

31. COMMITMENTS AND CONTINGENCIES

(a) Construction programme: The Company is engaged in a continuous construction programme, currently estimated to approximately Euro 2.6 billion over a four-year period from 2003 to 2006. These expenditures are planned to be focused primarily on the Distribution and Generation units. The programme is subject to periodic review and revision and actual construction costs may vary from the above estimate because of numerous factors, including changes in business conditions, changes in environmental regulations, increasing costs of labour, equipment and materials and cost of capital.

(b) Agreement with WIND: In August 2001, the Company's wholly owned subsidiary PPC Telecommunications Services S.A. entered into an agreement to form a new company with WIND (an Italian telecommunication provider, a subsidiary of Enel S.p.A.). The new company, WIND-PPC Holding N.V. through its subsidiary Tellas S.A. Telecommunications ("Tellas") entered the fixed and fixed wireless communications as well as multimedia and Internet services in Greece in the first quarter of 2003. The Company's total estimated equity contribution into this new company is expected to be approximately Euro 70 million. The Company is also constructing a fibre-optic network along its existing lines (an investment which is expected to amount to Euro 29 million), which will in turn be leased to the new company.

(c) Agreement to buy shares of "DEPA": The Special Shareholders' General Assembly held on 15 November and continued and concluded on 22nd November 2002, approved the agreement that was signed between the Greek State and PPC S.A. through which the latter has the right to buy from the Greek State up to 30% of DEPA's shares and which the Greek State is obliged to sell to PPC S.A. The option, which does not have an expiry date, has not been exercised by the Company to date. On 18th February 2003 the Company's Board of Directors decided to notify the Greek State of its intention to commonly appoint an independent valuer in order to proceed with the evaluation of the 30% of DEPA's shares. The Company upon finalisation of the valuation shall decide whether to exercise this option, or not.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

31. COMMITMENTS AND CONTINGENCIES – (continued)

(d) ***Ownership of property: According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:***

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in the Company's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.
2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.
3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no charge, if this land is no more necessary to the PPC S.A. for the fulfilment of its purposes.

(e) ***Litigation and claims:*** The Company is a defendant in several legal proceedings arising from its operations. The total amount claimed as at 31st December 2002 amounts to Euro 414 million, as further analysed below:

1. ***Claims with contractors, suppliers and other claims:*** A number of contractors and suppliers have raised claims against the Company, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 227 million. In most cases the Company has raised counter claims, which are not reflected in the accounting records until the time of collection.
2. ***Fire incidents:*** A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires for a total amount involved of approximately Euro 49 million.
3. ***Claims by employees:*** Company's employees are claiming the amount of Euro 138 million, for allowances and other benefits that according to the employees should have been paid by the Company. The majority of the above amount relates to periods prior to 1996.

For the above amounts the Company has established provisions, which at 31st December 2002 amounted to Euro 151 million (note 24).

(f) ***Arbitration:*** As at 31st December 2001 the Company was in arbitration proceedings with one of its high voltage customers for the revision of the price at which electricity is supplied (under a contract, which expires in the year 2006). The arbitration proceeding commenced in February 1999 and related to the electricity supplied during the period for 1st January 1999 to 31st December 2001. In June 2002, the arbitration ruled in favour of the Company. In this respect, the Company was compensated with the amount of Euro 9.2 million (included in other income, (expense), net – note 37) plus interest of Euro 2.2 million (included in financial income) relating to the above period, while billings subsequent to the arbitration ruling are based on the revised prices. A compensation fee of a similar nature of Euro 3.9 million (plus interest of Euro 1.1), was billed to another high voltage customer whose billings follow the prices applied to that with whom the Company had entered into the arbitration proceedings.

(g) ***Environmental obligations:*** Following an assessment of PPC's operations by an independent environmental consulting firm, the Company believes that approximately Euro 425 million of investment in environmental, health and safety matters will be required over ten years (from 2001 to 2010). The above amount represents only an indication of the probable investment needs. The precise investments will depend upon a number of factors, such as the demand for electricity in the future, PPC's long-term business strategy, the regulatory environment and also the future level of enforcement of environmental laws and regulations in Greece.

Key uncertainties that may influence the final level of environmental investment which PPC will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licenses have yet to be obtained by individual PPC operating units. This includes the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network.
2. Construction operations at the Messochora Dam on the Acheloos river are halted, until the Environmental Permit is issued by the State. As the Environmental Permit was issued in March 2003, the hydroelectric project will be completed by the end of the year 2005.
3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants have yet to be defined. These, and the amendments to the Large Combustion Plant Directive may: 1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, 2) reduce the hours of operation of its oil fired stations and 3) bring forward closure of units I and II of Megalopolis A plant.

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

31. COMMITMENTS AND CONTINGENCIES – (continued)

4. The Kyoto protocol, if ratified by the European Union, may require the Company to reduce CO2 (carbon dioxide) emissions using flexible mechanisms. This could include the substitution of old power plants with modern, natural gas combined cycle power plants, an increase in the share of renewable energy, implementation of combined heat and power plants or recovery and storage of CO2 from flue gases.
5. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground cables in the future.
6. Limited studies on the presence of asbestos-containing materials have been undertaken by the Company, but these are not comprehensive. Costs may be incurred across certain of PPC's operations, once comprehensive surveys have been carried out.
7. Exposure of the public to electromagnetic fields from PPC's transmission lines and sub stations is considered to be substantially less than the exposure guidelines thresholds (100 μT for magnetic fields) developed by the International Commission on Non Listing Radiation Protection (ICNIRP) and CENELEC.

32. REVENUES

	2002	2001
Energy sales:		
- High voltage	256,342	231,055
- Medium voltage	613,305	571,046
- Low voltage	2,448,783	2,250,856
	3,318,430	3,052,957
Municipalities and Greek TV (note 27)	18,689	17,306
Fees from HTSO for the use of the transmission system (note 2)	51,844	0
Other	31,743	21,124
	102,276	38,430
	3,420,706	3,091,387

33. PAYROLL COST

	2002	2001
Total payroll cost	1,111,772	1,073,435
Less:		
- Capitalisation of payroll to fixed assets	(103,203)	(97,420)
- Payroll cost included in lignite production	(241,124)	(224,417)
- Payroll cost of PIO (note 14)	0	(20,564)
	767,445	731,034

34. DEPRECIATION AND AMORTISATION

	2002	2001
Depreciation on fixed assets (note 7)	365,516	344,305
Plus:		
- Software amortisation	2,433	2,512
Less:		
- Amortisation of deferred subsidy income (note 25)	(90,346)	(86,169)
- Depreciation included in lignite production	(34,051)	(44,616)
	243,552	216,032

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

35. OTHER EXPENSES

	2002	2001
Transportation and travelling expenses	25,084	23,269
Write-off of projects in progress	6,144	0
Other	26,164	24,784
	57,392	48,053

36. FINANCIAL EXPENSES

	2002	2001
Interest expense	201,398	249,928
Borrowed capital related costs	6,210	7,633
Amortisation of loans' issuance and other fees	2,814	2,782
Provision for fair values of swaps (note 16)	16,006	1,931
Other	5,856	6,295
	232,284	268,569

37. OTHER INCOME (EXPENSE), NET

	2002	2001
Subsidies on expenses	7,415	4,170
Gain (loss) on sale of materials and retirement of fixed assets	(6,439)	7,930
Proceeds from materials' restitution	9,510	0
Penalty clauses	6,979	9,488
Benefits on employee overtime	(12,835)	0
Arbitration compensation (note 31(f))	13,111	0
Write-off of PIO balance	(7,085)	0
Other	3,966	9,763
	14,622	31,351

38. SEGMENT INFORMATION

Effective 1st January 2002, the Company adopted IAS 14, 'Segment Information". The Company operates primarily throughout Greece and its core businesses are focused on generation, transmission and distribution of electric energy. No geographical information has been presented since substantially all of the Company's operating activities are located in Greece. PPC is also engaged in mining activities.

The Company, effective 2001 implemented an organisational and management structure reflecting its core business operations, separated in four business units (Generation, Transmission, Distribution and Mining). Each business unit has its own management structure, headed by a General Manager who reports directly to the Company's Chief Executive Officer. Prior to 2002, the Company managed its operations on an integrated utility basis, without separate, identifiable business units. As a result, no comparative segment information for 2001 is available.

The accounting policies of the segments are the same as those described in note 4. Inter-segment sales are based on internal management arrangements. Corporate expenses and net financial expenses are allocated to business segments. Information about the Company's segments for the year ended 31st December 2002 is as follows:

	Generation	Transmission	Distribution	Eliminations	Consolidated
Revenues					
External sales, electricity	0	0	3,318,429	0	3,318,429
External sales, other	12,160	61,548	28,568	0	102,276
Inter-segment sales	2,312,206	166,290	274,733	(2,753,229)	0
Total revenues	2,324,366	227,838	3,621,730	(2,753,229)	3,420,705

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

38. SEGMENT INFORMATION – (continued)

	Generation	Transmission	Distribution	Eliminations	Consolidated
Result					
Segment result	381,168	108,727	103,037		592,932
Income taxes					(113,185)
Net profits					479,747
Segment assets	5,469,061	1,362,790	3,330,689		10,162,540
Unallocated corporate assets					322,059
Consolidated assets					10,484,599
Segment liabilities	685,213	86,969	1,783,995		2,556,177
Unallocated corporate liabilities					4,641,497
Consolidated liabilities					7,197,674
Capital expenditure	319,078	72,361	232,700		624,139
Depreciation and amortisation	167,861	27,056	173,032		367,949
Inter-segment costs	127,293	3,797	2,622,139	(2,753,229)	0

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IFRS

As further discussed in note 3(a), the accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified for conformity with the standards prescribed by the IASB. The significant differences applicable to the Company's financial statements, are described below:

Reconciliation of shareholders' equity and net income from Greek GAAP to IFRS

The following reconciliation tables summarise the significant adjustments to shareholders' equity and to net income that were applied to the statutory financial statements in order to comply with IFRS for the years 2002 and 2001, respectively:

	Item	2002	2001
Shareholders' equity per Greek GAAP		4,342,780	1,834,106
Adjustments to:			
- Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	a	(1,196,653)	(1,107,117)
- Reverse fixed assets statutory revaluation	b	(74,454)	(353,193)
- Account for deferred income taxes	c	109,886	(8,892)
- Account for marketable securities and financial instruments at fair values	d	(68,331)	(54,999)
- To defer and amortize loan fees and expenses	e	13,439	16,253
- Fixed assets' depreciation rates	f	10,443	250,130
- Fixed assets extra depreciation	g	0	0
- Income tax	h	(8,717)	(135,530)
- Unrealised foreign exchange gains	i	48,078	21,884
- Share capital issuance costs	j	0	0
- Dividends not yet approved by the General Assembly	k	116,000	0
- Post retirement benefits	note 14	0	0
- Allowance for PIO doubtful balances	note 14	0	0
- Lignite costing		(5,108)	0
- Other		(223)	(306)
		(1,055,640)	(1,371,770)
Shareholders' equity per IFRS		3,287,140	462,336

(amounts in all tables and notes are presented in thousands of Euro, unless otherwise stated)

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IFRS – (continued)

	Item	2002	2001
Net income per Greek GAAP		417,940	354,826
Less: Net income per Greek GAAP for 2001		(354,826)	0
Net income per Greek GAAP for 2002		63,114	354,826
Adjustments to:			
- Account for fixed assets subsidies and customers' contributions as deferred income rather than part of the shareholders' equity	a	0	0
- Reverse depreciation on fixed assets statutory revaluation surplus	b	7,217	20,253
- Account for deferred income taxes	c	44,301	(2,333)
- Account for marketable securities and financial instruments at fair values	d	(715)	(25,837)
- To defer and amortize loan fees and expenses	e	(2,814)	(2,779)
- Fixed assets depreciation rates	f	(36,217)	20,384
- Fixed assets extra depreciation	g	508,043	0
- Income tax	h	(146,075)	(135,530)
- Unrealised foreign exchange gains	i	26,194	13,793
- Share capital issuance costs	j	0	9,074
- Dividends not yet approved by the General Assembly	k	0	0
- Post retirement benefits	Note 14	9,334	0
- Adjustment of social security	Note 14	(4,399)	0
- Reverse unused litigation provision		17,664	0
- Lignite costing		(5,108)	0
- Other		(577)	(16)
		416,848	(102,991)
Net income per IFRS		479,962	251,835

a. ***Subsidies for fixed assets and customers' contributions:*** Under Greek GAAP subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a reserve under equity and are amortised on a straight line basis over the useful life of the asset to which they relate. Under IFRS subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a deferred income under non-current liabilities and are amortised on a straight line basis over the useful life of the asset to which they relate.

b. ***Statutory revaluation of fixed assets:*** As further discussed in note 7, in accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations are based on (non-industry specific) indices, which are determined by the Government, through Ministerial Decisions. These statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and accordingly have been reversed in the accompanying financial statements.

c. ***Deferred income taxes:*** Greek GAAP does not permit accounting for deferred taxes. As further discussed in note 29, IFRS requires deferred taxes to be accounted for.

d. ***Valuation of marketable securities and financial instruments:*** Under Greek GAAP marketable securities are accounted for at the lower of cost or fair value, while there is no guidance as to the accounting for financial instruments. As further discussed in note 4 above, IFRS requires accounting for marketable securities and financial instruments at fair value.

e. ***Loan fees and expenses:*** Under Greek GAAP loan fees and expenses are accounted for on a cash basis or may be deferred and amortised over a period of five years, at maximum. The Company, for statutory reporting purposes, accounts for such costs on a cash basis. Under IFRS loans are carried at amortised cost and accordingly such costs are deferred and amortised using the effective interest rate method. If any debt facilities have been modified from their original terms, the associated debt costs that have been deferred should be written-off/ amortised over a different period depending on the terms that have changed.

f. ***To account for depreciation on mining equipment and transmission lines and substations in accordance with useful lives rather than statutory depreciation rates:*** Under Greek GAAP depreciation is calculated based on rates determined by the tax authorities which may differ from the fixed assets' estimated useful lives based on which depreciation is accounted for under IFRS.

g. ***Extra depreciation of assets:*** The Company in its statutory books revalued its fixed assets at 1st January 2001 while for IFRS reporting purposes such revaluation was accounted for at 31st December 2002. The extra depreciation that has been recorded in the statutory books is reversed.

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GREEK GAAP AND IFRS - (continued)

h. *Income tax:* Income tax for 2001 is a reconciling item due to the fact that for statutory reporting purposes, the Company's first fiscal year ended at 31st December 2002 and included the twenty-four months period from 1st January 2001 through 31st December 2002. Accordingly no provision for income taxes has been recorded in the Company's statutory books for the period from 1st January to 31st December 2002.

i. *Unrealised foreign exchange gains:* Under Greek GAAP unrealised foreign exchange gains arising from year-end valuation of monetary assets and liabilities denominated in a foreign currency are deferred and are recognised in the statement of income when they become realised. Under IFRS such foreign exchange gains are immediately recognised in the income statement.

j. *Share capital issuance costs:* Under Greek GAAP share capital issuance costs can either be deferred and amortised over a period of five years or can be charged in the statement of income. The Company, for statutory reporting purposes, has charged these costs in the statement of income. Under IFRS, such costs are accounted for as a deduction of equity, net of any related income tax.

k. *Dividends:* Under Greek GAAP dividends are recorded against equity and as an obligation upon closing of the statutory books and are subject to the Shareholders' General Assembly. Under IFRS no dividends are accounted for unless paid and/or approved by the shareholders.